THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 17, 1999

PROSPECTUS SUPPLEMENT                           FILED PURSUANT TO RULE 424(B)(5)
(To Prospectus dated June 19, 1998)                           FILE NO. 333-56379

[MARINE DRILLING COMPANIES LOGO]5,000,000 SHARES

                        MARINE DRILLING COMPANIES, INC.
                               $        PER SHARE
                                  COMMON STOCK
                               ------------------

     Marine Drilling Companies, Inc. is selling 5,000,000 shares of its common stock. The underwriters named in this prospectus may purchase up to 750,000 additional shares of common stock from Marine Drilling under certain circumstances.

     The common stock is listed on the New York Stock Exchange under the symbol "MRL." The last reported sale price of the common stock on the New York Stock Exchange on May 14, 1999 was $14 7/8 per share.

                               ------------------

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public Offering Price                                         $           $
Underwriting Discount                                         $           $
Proceeds to Marine Drilling (before expenses)                 $           $

     The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about May   ,
1999.

                               ------------------

SALOMON SMITH BARNEY
                           CREDIT SUISSE FIRST BOSTON
                                                             ABN AMRO ROTHSCHILD
                                             A DIVISION OF ABN AMRO INCORPORATED

          , 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. MARINE DRILLING HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. MARINE DRILLING IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Incorporation of Additional Documents
  By Reference........................   S-2
Forward-Looking Statements............   S-3
Summary...............................   S-4
Risk Factors..........................   S-8
Use of Proceeds.......................  S-13
Capitalization........................  S-13
Common Stock Price Range and Dividend
  Policy..............................  S-14
Selected Consolidated Financial,
  Operating and Other Data............  S-15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-16
Business..............................  S-24
Management............................  S-34
Underwriting..........................  S-36
Legal Matters.........................  S-37
Experts...............................  S-37
Index to Financial Statements.........   F-1

                                        PAGE
                                        ----
                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     3
Ratio of Earnings to Fixed Charges and
  Earnings to Fixed Charges and
  Preferred Stock Dividends...........     3
Description of Debt Securities........     4
Description of Common Stock and
  Preferred Stock.....................    15
Description of Warrants...............    22
Plan of Distribution..................    23
Legal Matters.........................    23
Experts...............................    24

               INCORPORATION OF ADDITIONAL DOCUMENTS BY REFERENCE

     In addition to the documents referred to under "Incorporation of Certain Documents By Reference" in the accompanying prospectus, this prospectus supplement incorporates by reference the following documents filed by us with the Securities and Exchange Commission:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1998;
       and

     - Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
       1999.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, particularly the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains and incorporates by reference certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") that are not historical facts concerning, among other things, market conditions, the demand for offshore drilling services, future acquisitions and fleet expansion, future financings, future rig contracts, future capital expenditures (including rig construction, upgrades and refurbishments), and future results of operations. We cannot guarantee that we have identified and properly weighed all of the factors which affect market conditions and the demand for our rigs, that the public information upon which we have relied is accurate or complete or that our analysis of the market and the demand for our rigs is correct or that the strategy based on this analysis will be successful. Certain factors and risks that could cause actual results to differ from those identified in these forward-looking statements include, among others:

     - a sustained period of low oil or gas prices;

     - the renegotiation or cancellation of our long-term contracts for the MARINE 700 and the MARINE 500, whether as a result of our failure to deliver the rig on time and in accordance with contract specifications or because of some other reason;

     - possible default under our bank credit facility covenants;

     - inadequate insurance and indemnification protection for us against well disasters and fire and environmental damage;

     - our inability to obtain insurance at reasonable rates;

     - a decrease in the demand for offshore drilling rigs, especially in the U.S. Gulf of Mexico;

     - the risks of operating in foreign countries, including actions taken by those foreign countries and actions taken by the United States against those foreign countries;

     - our failure to successfully compete against our competitors that are larger and that have a more diverse fleet of rigs and more resources;

     - lower levels of rig utilization because of the reactivation of currently inactive rigs or the construction of new rigs;

     - delay or cost overruns in the construction, upgrade and refurbishment projects we are currently conducting, including material and labor shortages, engineering and project management problems, defects or damage to current equipment, weather delays and problems in the permitting and approval process;

     - new laws or regulations that affect drilling opportunities or increase their cost or our potential liability;

     - the occurrence of certain risks inherent to offshore drilling, including blowouts, cratering, fires and explosions, capsizing, grounding or collision, weather and sea conditions; and

     - uninsured costs of litigation.

     For a further discussion of such factors and risks, see "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and our Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which are incorporated by reference in this prospectus supplement. These forward-looking statements speak only as of the date of this prospectus supplement. We disclaim any obligation to release publicly any updates or revisions to any forward-looking statement contained in this prospectus supplement to reflect any changes in our expectations regarding such statements or any change in events, conditions or circumstances on which they are based.

                                    SUMMARY

     The following is a general summary of the information contained in this prospectus supplement. It does not contain all the information that may be important to you. You should read carefully the entire prospectus and the other information we refer to before you decide to invest in the shares. Except as otherwise stated, references in this prospectus supplement to "we," "us," "our" and similar references refer to Marine Drilling Companies, Inc. (the "Company") and its consolidated subsidiaries, and not the underwriters.

THE COMPANY

     We own and operate seventeen offshore drilling rigs domestically and internationally, consisting of fifteen jack-up units, one of which is currently configured as an accomodation unit, and two semi-submersible units. Additionally we operate a semi-submersible rig pursuant to a bareboat charter. Our fleet of jack-up rigs currently consists of nine mat-supported units and six independent leg units. With twelve jack-up rigs located in the U.S. Gulf of Mexico, we believe that we are the fourth largest jack-up rig operator in that market. Our two semi-submersible units consist of one second-generation rig, which we are currently upgrading to fourth-generation capabilities, and one fourth-generation rig currently under construction. Once completed, our fourth-generation rigs will be deployed for use in deepwater drilling operations.

     We incorporated in Texas in January 1990, although our predecessor companies have been engaged in offshore contract drilling since 1966. Our principal executive office is located at One Sugar Creek Center Boulevard, Suite 600, Sugar Land, Texas 77478-3556 and our telephone number is (281) 243-3000.

BUSINESS STRATEGY

     Our business strategy is designed to position us to capitalize on cyclical upturns, and minimize exposure to cyclical downturns, in the worldwide jack-up rig market. The key elements of this strategy are:

     - U.S. Gulf of Mexico Jack-up Rig Fleet Focus. We are committed to remaining a leading operator of jack-up rigs in the U.S. Gulf of Mexico. We believe that our significant presence in the region offers logistical advantages, including reduced mobilization costs and flexibility of crew deployment, both of which reduce operating costs. We also believe that, if oil and gas prices remain stable or improve further, there is significant upside potential for dayrates in the U.S. Gulf of Mexico jack-up rig market due to both a relatively stable supply of jack-up rigs and an increasing rate of oil and natural gas reserve depletion in the region, which could increase drilling activity.

     - Balanced Long-Term and Short-Term Contract Portfolio. We seek to appropriately balance our contract portfolio between long-term and short-term contracts. We believe that a balanced contract portfolio will help mitigate the cyclical nature of the drilling industry and will provide for a component of longer-term, more predictable cash flow, while maintaining the opportunity to capitalize on potential increases in drilling rig dayrates worldwide. In the current market environment, availability of long-term contracts has been primarily limited to semi-submersible rigs used for offshore drilling in deepwater markets. To capitalize on the long-term contracts available in this market, we are in the process of completing the construction and upgrade of two semi-submersible rigs, the MARINE 700 and the MARINE 500, for use in deepwater drilling operations. We have entered into long-term contracts to operate both of these rigs, which could generate contract revenues of approximately $448 million over the life of the contracts (assuming full utilization). We believe that these two contracts will help counterbalance the short-term and spot market contract portion of our rig portfolio.

     - Growth Through Acquisitions and Upgrades. We are actively seeking attractive opportunities for acquisitions to increase the size and capabilities of our fleet. We believe that a prolonged period of depressed industry fundamentals may result in assets becoming available at attractive prices.

       Additionally, when market conditions warrant, we may elect to perform upgrades on our existing rig fleet.

     - Maintain an Appropriate Capital Structure. Because the offshore drilling business is subject to substantial fluctuations in demand, pricing and profitability, we seek to maintain a level of debt that can be adequately supported by our working capital and long-term contract revenues. We believe this approach will enable us to better withstand the volatility associated with industry cycles.

     To further our business strategy, we have undertaken two significant rig construction and upgrade projects, the MARINE 700 and the MARINE 500.

     The MARINE 700. In May 1997, we acquired the bare deck hull for the MARINE 700 for approximately $55 million to serve as the foundation for a fourth-generation semi-submersible rig with 5,000 foot water depth drilling capacity. In December 1997, we entered into a shipyard contract with HAM Marine, Inc. ("HAM"), under which HAM would complete construction of the MARINE 700. The shipyard contract calls for HAM to fabricate certain components of the rig and install certain drilling equipment provided by us ("Owner Furnished Equipment" or "OFE"). We currently estimate that the OFE will cost approximately $115 million, including capitalized interest and project management costs, and that the shipyard costs will total $105 million, resulting in a total estimated cost to complete the drilling rig of $220 million (exclusive of the $55 million hull purchase cost). We currently believe that the rig will be completed in late June 1999, after which it is contracted to begin work for Esso Exploration Inc., a subsidiary of Exxon Corporation ("Esso"), under a five year contract. We believe Esso initially will use the rig for development drilling and well completion in its Diana field, a major deepwater project in the U.S. Gulf of Mexico.

     The MARINE 500. In December 1996, we acquired the MARINE 500, a second-generation semi-submersible rig, for approximately $38 million. In December 1997, we signed a contract with Jurong Shipyard Limited ("Jurong") in Singapore to upgrade the MARINE 500 to fourth-generation capabilities. The shipyard contract calls for Jurong to fabricate certain components of the rig and to install certain OFE. We currently estimate that the OFE will cost approximately $77 million, including capitalized interest and project management costs, and that payments to the shipyard under the contract will be approximately $48 million, resulting in a total estimated cost to upgrade the drilling rig of $125 million (exclusive of the $38 million acquisition cost). We currently believe that the rig will be completed in late May 1999, after which it will begin work offshore Western Australia for a drilling consortium led by West Australian Petroleum Pty, Ltd. ("WAPET"), an entity controlled by several major integrated oil companies.

     The following table summarizes certain terms of the drilling contracts for the MARINE 700 and the MARINE 500.

                                                                                   ESTIMATED
                                           CONTRACT                               CONTRACTUAL
RIG                         CUSTOMER         TERM          BASE DAYRATE(1)         REVENUE(2)
---                         --------     -------------     ----------------       ------------
MARINE 700................   Esso           5 Years        $165,410               $298 million
MARINE 500................  WAPET;           Until         $127,500-168,600       $150 million
                            INPEX(3)     Dec. 31, 2001

---------------

(1) See "Business -- Customers and Contracts" for a complete description.

(2) Assumes full utilization at the normal operating dayrate for 360 days per year for the contract term.

(3) Indonesia Petroleum, Ltd.

     For a discussion of several significant risks associated with the MARINE 700 and MARINE 500, see "Risk Factors -- We face material construction and contract risks related to MARINE 700 and MARINE 500."

RECENT MARKET CONDITIONS

     Dayrates for drilling rigs and industry-wide rig utilization declined sharply in 1998 and the first quarter of 1999, particularly in the shallow water of the U.S. Gulf of Mexico, where we operate most of our rigs. Oil and gas prices reached multi-year lows in various markets in recent months. As a result, our customers have made significant cutbacks in their drilling programs. This has reduced industry-wide rig utilization in the U.S. Gulf of Mexico, which has not only sharply reduced dayrates, but also shortened the average length of drilling contracts. Although oil and gas prices have increased during the past two months, we do not expect this increase will result in a significant improvement in our dayrates and utilization unless our customers conclude that the increase in oil and gas prices will continue for an extended period of time.

     As of May 10, 1999, eight of our 15 jack-up rigs are committed under short-term contracts that will expire in the second or third quarter of 1999, one rig is under contract until the first quarter of 2000 and the remaining six rigs are idle. All of the currently committed rigs are in the U.S. Gulf of Mexico. The dayrates for a majority of these rigs are at or near our cash operating cost. We currently have no rigs operating in international markets. The current market conditions will adversely affect our results of operations for at least the near term, substantially reducing our revenues, cash flows and EBITDA and resulting in losses in 1999. Under current market conditions, we are dependent upon the successful completion and operation of the MARINE 700 and the MARINE 500 to avoid continued losses and negative EBITDA.

                                  THE OFFERING

     The following information assumes no exercise of the underwriters' over-allotment option.

Common stock offered................     5,000,000 shares

Common stock to be outstanding after
the offering........................     57,488,194 shares

Use of proceeds.....................     The net proceeds (estimated to be
                                         approximately $          million) will
                                         be used to fund construction costs of
                                         the MARINE 700 and MARINE 500.

New York Stock Exchange Symbol......     MRL

     The number of shares to be outstanding reflected in the above table does not include approximately 2,476,275 shares that may be issued pursuant to stock options outstanding as of May 10, 1999 under our stock option plans.

            SUMMARY CONSOLIDATED FINANCIAL, OPERATING AND OTHER DATA

     The following table sets forth our summary consolidated financial, operating and other data as of and for the three months ended March 31, 1999 and 1998 and as of and for each of the years in the five-year period ended December 31, 1998. Our summary consolidated financial data as of and for the three months ended March 31, 1999 and 1998 have been derived from our unaudited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) that our management considers necessary for a fair presentation of the interim periods. Results of interim periods are not necessarily indicative of results for the full year. Our summary consolidated financial data as of and for the five-year period ended December 31, 1998 has been derived from our audited consolidated financial statements. The following data should be read together with our historical consolidated financial statements and the notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.

                                           AS OF OR FOR THE
                                             THREE MONTHS
                                            ENDED MARCH 31,            AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                          -------------------   ------------------------------------------------------
                                            1999       1998       1998        1997        1996       1995       1994
                                          --------   --------   ---------   ---------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues................................  $ 19,827   $ 57,464   $ 228,015   $ 190,257   $110,329   $ 63,067   $ 70,597
Contract drilling expenses..............    17,572     24,053     102,166      77,847     59,770     55,091     50,575
Depreciation and amortization...........     4,728      5,033      20,191      16,995     11,576      9,377      7,733
General and administrative expenses.....     3,475      2,900      12,287       7,807      7,498      5,460      4,376
                                          --------   --------   ---------   ---------   --------   --------   --------
Operating income (loss).................    (5,948)    25,478      93,371      87,608     31,485     (6,861)     7,913
Interest income, net....................        30        451       1,202       1,823        366        639      1,280
Other income (expense)..................       (45)       270         968         405        405        120        (70)
                                          --------   --------   ---------   ---------   --------   --------   --------
Income (loss) before income taxes.......    (5,963)    26,199      95,541      89,836     32,256     (6,102)     9,123
Income tax expense (benefit)............    (1,195)     9,441      34,720      31,456     11,586     (2,080)     3,193
                                          --------   --------   ---------   ---------   --------   --------   --------
        Net income (loss)...............  $ (4,768)  $ 16,758   $  60,821   $  58,380   $ 20,670   $ (4,022)  $  5,930
                                          ========   ========   =========   =========   ========   ========   ========
PER SHARE DATA:
Earnings (loss) per share:
  Basic.................................  $  (0.09)  $   0.32   $    1.16   $    1.13   $   0.46   $  (0.09)  $   0.14
  Diluted...............................     (0.09)      0.32        1.15        1.11       0.45      (0.09)      0.13
Average common shares outstanding:
  Basic.................................    52,402     51,987      52,217      51,572     44,918     43,812     43,819
  Diluted...............................    52,402     52,600      52,726      52,452     45,748     43,812     44,802
OPERATING DATA:
Operating days..........................       809      1,323       5,192       5,033      4,532      3,270      3,586
Utilization(1)..........................        56%       100%         92%         99%        99%        89%        87%
Average revenue per operating day.......  $ 24,508   $ 43,440   $  43,917   $  37,805   $ 24,343   $ 19,289   $ 19,686
OTHER DATA:
EBITDA(2)...............................  $ (1,265)  $ 30,781   $ 114,530   $ 105,008   $ 43,466   $  2,636   $ 15,576
Capital expenditures and acquisitions...    70,407     24,210     193,415     127,676     59,154     21,418     15,385
BALANCE SHEET DATA:
Cash and cash equivalents...............  $ 29,265   $ 42,822   $  12,576   $  20,619   $ 71,961   $ 12,260   $ 18,872
Working capital.........................     5,222     59,537       6,699      55,472     96,671     23,316     48,529
Total assets............................   546,504    376,145     475,684     334,182    254,947    134,545    143,215
Total debt..............................   120,000         --      50,000          --     10,000     10,000     15,000
Shareholders' equity....................   357,923    315,627     361,588     295,742    221,733    107,572    112,731

---------------

(1) Based on the number of actively marketed rigs. Excluding rigs under construction or in the process of substantial upgrading, we had an average of 0.0 and 0.3 non-marketed rigs for the three months ended March 31, 1999 and 1998, respectively. During 1998, 1997, 1996, 1995 and 1994, we had an average of 0.1, 1.1, 0.9, 3.0 and 0.8 non-marketed rigs, respectively.

(2) "EBITDA" means income (loss) from operations before interest expense, taxes, depreciation and amortization expenses. Based on our experience in the offshore drilling industry, we believe that EBITDA and related measures of cash flow serve as important tools for measuring offshore drilling companies in several areas such as liquidity, operating performance and leverage, and for assessing the ability to service and incur debt. EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. EBITDA measures presented may not be comparable to other similarly titled measures of other companies, and comparisons could be misleading unless all companies and analysts calculate these measures in the same fashion.

     Before making an investment in shares of our common stock, you should carefully consider the following Risk Factors, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. See "Forward-Looking Statements" and "Incorporation of Additional Documents By Reference."

                                  RISK FACTORS

WE ARE DEPENDENT ON THE CONDITION OF THE OIL AND GAS INDUSTRY. DECLINES IN OIL AND GAS PRICES HAVE ADVERSELY AFFECTED OUR DAYRATES AND RIG UTILIZATION RESULTING IN LOSSES FOR US.

     Our operations depend on oil and natural gas exploration and development drilling activity. This activity is affected by fluctuations in oil and natural gas prices. Historically, these fluctuations have been volatile because of changes in the supply of and demand for these resources, market uncertainty, weather and other political and economic factors beyond our control. As a result, we cannot predict future prices of oil and natural gas with any certainty. Sustained low levels of oil and natural gas prices, however, depress levels of exploration, development and production activity and result in a decline in the demand for our services, which has an adverse effect on our revenues and profitability.

     Oil and gas prices began declining in 1997 and continued to decline substantially further in 1998 and reached multi-year lows in early 1999. These lower prices have had a material adverse effect on rig utilization and dayrates in our industry, including in the U.S. Gulf of Mexico where 12 of our 15 jack-up rigs are located. According to industry sources, as of May 11, 1999, worldwide jack-up utilization and worldwide semi-submersible utilization were 65% and 63%, respectively. Utilization for our jack-up fleet has declined from 100% in the first quarter of 1998 to approximately 60% in the first quarter of 1999, and dayrates in the U.S. Gulf of Mexico market for jack-up rigs similar to ours have declined from a range of $35,000 to $65,000 in early 1998 to a range of $10,000 to $15,000 during April 1999. Dayrates in other regions and for semi-submersible rigs have also declined over this period. Because of our substantial fixed costs, our operating costs do not decrease proportionately with revenue decreases.

     As a result, our revenues, cash flow and earnings decreased in each of the third quarter and fourth quarters of 1998 and the first quarter of 1999 from the level of the prior quarter. We incurred a loss and negative EBITDA in the first quarter of 1999. We expect our results of operations for at least the near term to continue to reflect substantially reduced revenues, cash flows and EBITDA. In addition, we will likely incur losses in 1999. Under current market conditions, we are dependent upon the successful completion and operation of the Marine 700 and the Marine 500 to avoid continued losses and negative EBITDA.

     In recent months, we have experienced a decrease in the average length of our contracts. As of May 10, 1999, eight of our 12 rigs in the U.S. Gulf of Mexico are committed under short-term contracts that will expire in the second or third quarter of 1999, one rig is under contract until the first quarter of 2000 and the remaining three rigs are idle. Moreover, none of our international jack-up rigs or semi-submersible rigs are currently working under contract. As a result of the decline in demand for rigs, we continue to evaluate alternatives to improve our competitive position in a depressed market. If market conditions continue or worsen, these alternatives may include cold stacking additional rigs, laying off additional employees or selling assets.

WE FACE MATERIAL CONSTRUCTION AND CONTRACT RISKS RELATED TO THE MARINE 700 AND THE MARINE 500.

     We are currently constructing the MARINE 700 and significantly upgrading the MARINE 500 in order to provide services under two major drilling contracts. Failure to successfully construct and deploy the MARINE 700 or the MARINE 500 on a timely basis would materially adversely affect our results of operations and financial condition.

     We have entered into a five-year contract with Esso for the MARINE 700. The MARINE 700 contract requires that the rig meet certain design specifications and construction quality standards. In addition, the rig must be delivered by July 15, 1999. If we do not deliver the rig by July 15, 1999 or fail to meet the contractual design specifications, then Esso may cancel the contract unless the delay is caused by Esso or its subcontractors.

     The shipyard contract for the MARINE 700 initially contemplated a delivery date of February 17, 1999. The MARINE 700 project encountered substantial construction, engineering, weather and other delays during the fourth quarter of 1998 and during the beginning of 1999. In an effort to minimize any further delays and to address significant timing and quality concerns regarding the project raised by Esso and us, the shipyard and we substantially increased the personnel working on the project in order to increase the project's completion pace and improve quality control.

     In the first quarter of 1999, we formally revised the scheduled delivery date for the MARINE 700 to late in the second quarter of 1999 or more particularly late May 1999 or early June 1999. However, our expected delivery date has slipped further to a currently expected delivery date of late June 1999. Although we continue to believe that the rig will be delivered by the July 15, 1999 deadline, there is a significant risk that we will not meet this deadline in light of the complexity inherent in this type of large construction project, the history of delays to the scheduled delivery date, and the relatively short time of only a few weeks between our current expected delivery date and the deadline. Significant amounts of electrical and commissioning work remain to be completed in a short period of time, which will require substantial resources. Although some systems have been commissioned and accepted by Esso, we and Esso have not yet reached an agreement on the remaining commissioning and acceptance procedures, which, given Esso's quality concerns, could contribute to delays in delivering the rig. In addition, the blow-out preventer, a critical path item, has not yet been installed and tested. We could encounter future weather delays, construction delays, unexpected equipment failures or malfunctions or quality problems during the commissioning process that could cause a delay in rig delivery.

     In July 1997, we entered into a long-term drilling contract for the MARINE 500 with a drilling consortium led by WAPET. The contract requires us, prior to delivery of the rig, to upgrade the MARINE 500 to meet certain performance specifications. The contract was originally scheduled to commence during January 1999. However, due to delay in the arrival of the rig at the shipyard for upgrade work, we do not expect the MARINE 500 to be available to WAPET until late May 1999. Any material failure to meet design specifications under the contract, could jeopardize the WAPET contract.

     Both the MARINE 700 and the MARINE 500 are major construction projects. We are dependent upon the shipyards working on the rigs. As in any large construction project, these projects may be delayed or have cost overruns because of material and skilled labor shortages, engineering and project management problems, damage to current equipment, work stoppages, weather, cost increases and problems in the commissioning, permitting and approval process. Cost overruns or delays could significantly affect our revenues and profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of delay and cost overruns we have encountered on the MARINE 700 and MARINE 500 projects.

     The design for the MARINE 700 has never been implemented or utilized for actual drilling operations. Moreover, the MARINE 700 is the first new-build project for the Pascagoula, Mississippi shipyard building it. These factors add to the construction risks for the MARINE 700 project.

     Contracts for a number of rigs owned by other contractors have been canceled in recent months by their customers. Those customers have cited performance problems, late delivery or other reasons to justify the cancellations. Some of those cancellations are being contested. The currently depressed market conditions and the availability of other rigs may increase pressure on Esso or WAPET to renegotiate their contracts with us or attempt to cancel their contracts. Esso or WAPET may no longer need our rig due to a reduction in its exploration and development program, or it may be able to obtain a comparable rig at a lower dayrate.

     We believe that if we were required to find an alternative customer for the MARINE 700 or the MARINE 500 or renegotiate with Esso or WAPET the terms of the contracts based on current market conditions and given current dayrates, then the contract dayrate, duration and other terms would be substantially less favorable to us than the current contracts. In addition, there could be significant delays in finding alternative customers. Thus the loss of, or a renegotiation based on current market conditions of, the MARINE 700 contract or the MARINE 500 contract would materially adversely affect our future results of operations.

     We have had discussions with Esso regarding a possible extension of the July 15, 1999 deadline and/or amendment of the MARINE 700 contract terms in the event the MARINE 700 is not delivered by July 15, 1999. These discussions were very preliminary and did not result in an agreement or amendment to the Esso contract. In one of these preliminary and non-binding discussions, one of Esso's representatives raised the possibility of extending the contract deadline in exchange for a substantial reduction of the dayrate. To date, we have indicated to Esso that we are only willing to agree to a significantly smaller decrease in the current contract dayrate in return for an extension of the deadline by several months. We may not be able to reach agreement with Esso on the terms of an extension, especially in light of the fact that Esso purports to believe that there is a substantially greater probability that we will miss the July 15, 1999 deadline than we believe. On the other hand, we might enter into an agreement with Esso that substantially reduces the contract dayrate, in which the reduction might apply even if we ultimately meet the July 15, 1999 deadline.

     If the MARINE 700 and the MARINE 500 are successfully constructed and accepted by their respective customers, the contracts for those rigs may still be subsequently canceled if we encounter operational problems or under certain other circumstances. These circumstances are described under "Business -- Customers and Contracts."

     Our ability to successfully perform under the MARINE 700 and the MARINE 500 contracts may be impaired by our limited operating history in the deepwater drilling market, which requires the use of more sophisticated technologies than those used by jack-up rigs. Other drilling contractors have encountered operational problems with new deepwater drilling rigs. We did not enter the deepwater drilling market until 1997 and some of our competitors have significantly more experience in deepwater operations than we do.

WE WILL LIKELY DEFAULT UNDER OUR BANK FACILITY UNLESS WE OBTAIN A WAIVER.

     We will likely be unable to satisfy the ratio of debt to EBITDA financial covenant in our bank facility following the second quarter of 1999, even after this offering. This failure would give the banks the right to cease lending further amounts and to accelerate any amounts outstanding. As of May 10, 1999, there was $130 million outstanding under the Bank Facility. Our financial condition and liquidity would be materially adversely affected if we do not obtain a waiver of this financial covenant. The banks are not obligated to agree to any waiver. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Liquidity and Capital Resources."

WE ARE SUBJECT TO OPERATIONAL RISKS.

     Contract drilling operations are subject to a variety of risks including blowouts, cratering, fires and explosions. The occurrence of any of these risks could result in damage to or destruction of rigs, oil and gas wells, life and property, environmental damage or suspension of our operations. Our drilling equipment is also subject to the hazards of marine operations, including capsizing, grounding, collision, weather, sea conditions and unsound location. We currently maintain insurance coverage against certain general and marine liabilities that we believe is customary in our industry. Except in limited circumstances, this insurance does not cover liability for pollution or environmental damage that happens below the water surface, but we are usually indemnified against this liability by our customers. The insurance and indemnification available to us, however, may not protect us from liability for all of the results of well disasters or fire or environmental damage. Furthermore, we may not be able to maintain adequate insurance in the future at reasonable rates or we may not be able to recover amounts owing to us under the indemnities provided by our customers. Any of these liabilities, if not covered by insurance or third party indemnification, could have an adverse effect on us.

THE MAJORITY OF OUR RIGS ARE OLD.

     The majority of our rigs were built between 1975 and 1982. These older rigs are more likely to require major repairs in order to remain operational than newer rigs. Rigs generally cannot operate when undergoing major repairs. If we are required to perform significant repairs to our rigs, this will likely reduce our revenues and may require significant capital investments.

WE CONDUCT FOREIGN OPERATIONS.

     From time to time, we operate several of our rigs in international markets, including Southeast Asia, the Middle East and other international markets. Furthermore, the MARINE 500 is currently undergoing a major upgrade in a shipyard in Singapore. When we operate in international markets, we are subject to risks inherent to operating in foreign countries, including war, strikes, civil disturbances, guerilla activity, currency fluctuations and devaluations and governmental activity that disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. We cannot predict what foreign governmental regulations may be enacted in the future that could affect the drilling industry.

WE FACE SIGNIFICANT COMPETITION.

     The contract drilling industry is highly competitive, cyclical and capital intensive. We believe that intense competition for drilling contracts will continue because of the ability of drilling contractors to move rigs to areas of greater activity and higher dayrates, to reactivate currently inactive rigs that have been or could be upgraded and to construct new rigs to meet increased demand for drilling rigs in any given market. The movement, reactivation or new construction of offshore drilling rigs, or a decrease in drilling activity in a major market, could depress dayrates and affect utilization of our rigs, even with stronger oil and natural gas prices. There is also increasing competition in the deepwater drilling industry. Many of our competitors are larger than us and have more diverse fleets and greater resources than we do. This allows them to better withstand industry downturns, to compete on the basis of price and to build new rigs or acquire existing rigs, all of which could affect our revenues and profitability.

ENVIRONMENTAL LAWS COULD INCREASE OUR COSTS AND LIABILITIES AND RESTRICT OUR OPERATIONS.

     Our operations are subject to numerous foreign, federal, state and local laws and regulations relating to the environment. These laws and regulations expose us to liability for our own actions (including actions in compliance with applicable laws and regulations at the time they were taken) and, under certain circumstances, for the conduct of others. These laws and regulations have become more stringent in recent years. In connection with such laws and regulations, we may be required in certain circumstances to pay administrative, civil and criminal penalties or to shut down some or all of our operations, temporarily or permanently. Some environmental laws and regulations can impose unlimited, "strict liability" on parties responsible for environmental damage without regard to negligence or fault. For instance, parties, including drilling companies, may be held strictly liable for cleanup costs and natural resource damages resulting from oil spills under the Oil Pollution Act of 1990, as amended ("OPA"). Drilling companies also can become subject to private personal injury or property damage claims relating to environmental damage.

     We are required to maintain evidence of financial responsibility sufficient to cover cleanup costs relating to potential spills or related environmental damage. New regulations under OPA require mobile offshore drilling units serving as offshore facilities, including ours, to satisfy additional financial responsibility requirements and may impact our operations in certain circumstances. Failure to comply with applicable financial responsibility requirements could require us to suspend operations and subject us to other significant sanctions.

     In addition, from time to time legislation has been proposed that would limit or prohibit drilling in environmentally sensitive areas or in areas of the U.S. Gulf of Mexico and other U.S. offshore areas that, if enacted, may adversely affect us. Similar restrictions have adversely affected us in the past. Future laws, regulations or other governmental action that further restricts or prohibits offshore drilling in the U.S. Gulf of Mexico or imposes environmental protection requirements that increase the costs of offshore exploration, development or production of oil and natural gas, could further adversely affect us. In addition, liabilities under existing or future environmental laws and regulations could have a material adverse effect on our business, results of operations or financial condition.

OUR STOCK PRICE IS VOLATILE.

     Our common stock has experienced significant price volatility, and such volatility may continue in the future. The price of our common stock could fluctuate widely in response to a variety of factors, including oil and gas prices and industry conditions and any developments with regard to the customer contracts for and the construction of the MARINE 700 and the MARINE 500.

GOVERNMENTAL REGULATION COULD ADVERSELY AFFECT OUR BUSINESS.

     Our business is affected by political developments and by federal, state, foreign and local laws and regulations relating to the oil and gas industry. Laws and regulations that curtail exploration and development drilling for oil and natural gas adversely affect us by limiting available drilling opportunities for our customers. Additionally, laws relating to equipping and operating offshore vessels may add to the cost of operating offshore drilling equipment.

THE FAILURE OF COMPUTER SYSTEMS TO RECOGNIZE THE YEAR 2000 COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

     Our information systems personnel are currently working with the third party vendors to resolve the potential problems associated with the year 2000 and the processing of date sensitive information by our computer and other systems. Based upon a continual evaluation and working with software vendors, we believe that we will be able to implement successfully the changes necessary to address the Year 2000 issues and do not expect the cost of such changes to have a material impact on our financial position, results of operations or cash flows in future periods. However, if such modifications or conversions are not made or are not completed on time or if our Year 2000 issues are more complicated or costly than we currently estimate, the Year 2000 issue could have a material adverse impact on us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issue."

OUR CHARTER DOCUMENTS AND TEXAS LAW MAY DISCOURAGE AN ATTEMPT BY OTHERS TO ACQUIRE CONTROL OF US.

     The Texas Business Corporation Act contains provisions, including a business combination law, which may delay or prevent an attempt by a third party to acquire control of us. Our articles of incorporation and bylaws contain provisions that authorize the issuance of preferred stock by our Board of Directors and restrict foreign ownership of our common stock. We also have adopted a stockholder rights plan which may have the effect of impeding a hostile attempt to acquire control of us. See "Description of Common Stock and Preferred Stock" in the accompanying prospectus.

                                USE OF PROCEEDS

     The net proceeds to be received by us from the issuance of the shares of
common stock will be approximately $          million (net of underwriting
discounts and estimated offering expenses of $          ), or $          million
if the underwriters' overallotment option is exercised in full. We expect to use all of these proceeds to fund construction costs of the MARINE 700 and the MARINE 500, of which there remained a total of $88 million at March 31, 1999. Pending these uses, we will either invest the funds in short-term, interest bearing investments or repay indebtedness under our bank facility. If we repay indebtedness under our bank facility, we anticipate reborrowing such funds as are necessary to pay MARINE 700 and MARINE 500 construction costs. As of March 31, 1999, the average interest rate on amounts borrowed under our bank facility was approximately 5.7% per annum. The bank facility matures on August 12, 2003. Borrowings under the bank facility were used to fund the purchase of the MARINE 306 and to fund construction and upgrade costs for the MARINE 700 and the MARINE 500.

     ABN AMRO Bank N.V., the administrative agent and a lender under our bank facility, is an affiliate of ABN AMRO Incorporated, an underwriter for this offering.

                                 CAPITALIZATION

     The following table sets forth our unaudited consolidated capitalization
(i) as of March 31, 1999 and (ii) as adjusted to reflect this offering and prior to the application of the net proceeds of the offering to fund construction and upgrade costs on the MARINE 700 and the MARINE 500, assuming no exercise of the underwriters' overallotment option. You should read this table along with our selected historical financial data and our historical consolidated financial statements and notes thereto included elsewhere in this prospectus supplement.

                                                                AS OF MARCH 31, 1999
                                                              -------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    ------------
                                                              (IN THOUSANDS, UNAUDITED)
Cash and cash equivalents...................................  $ 29,265       $ 99,921
                                                              ========       ========
Short-term borrowings.......................................        --             --
                                                              ========       ========
Long-term debt..............................................  $120,000       $120,000
Shareholders' equity
  Preferred stock, $.01 par value; authorized 20,000,000
     shares; no shares outstanding actual and adjusted......
  Common stock, $.01 par value; authorized 200,000,000
     shares; 52,471,042 outstanding actual and 57,471,042
     outstanding as adjusted................................  $    525            575
  Common stock restricted...................................    (1,408)        (1,408)
  Additional paid-in capital................................   207,517        278,123
  Retained earnings from January 1, 1993....................   151,289        151,289
                                                              --------       --------
          Total shareholders' equity........................  $357,923       $428,579
                                                              --------       --------
          Total capitalization..............................  $477,923       $548,579
                                                              ========       ========

                  COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

     Our common stock is traded on the NYSE under the symbol "MRL." Until August 14, 1998, our common stock was traded on the NASDAQ National Market System. The following table sets forth the range of high and low sale prices per share of our common stock as reported by the NYSE and the NASDAQ National Market System for the periods indicated.

                                                                  HIGH            LOW
                                                              ------------    ------------
1997
First Quarter...............................................     $24             $12 7/8
Second Quarter..............................................      21 1/4          13 3/4
Third Quarter...............................................      31 13/16        19 3/4
Fourth Quarter..............................................      36 1/16         17
1998
First Quarter...............................................     $24 1/8         $13 1/8
Second Quarter..............................................      26 11/16        14 3/4
Third Quarter...............................................      16 5/16          8
Fourth Quarter..............................................      12 3/4           7
1999
First Quarter...............................................     $11 3/4         $ 5 15/16
Second Quarter (through May 14, 1999).......................      17 3/4           9 11/16

     The last sale price of our common stock as reported by the NYSE on May 14, 1999, was $14 7/8.

     We have not paid cash dividends on our common stock in the past and do not intend to pay dividends on our common stock in the foreseeable future. Our bank facility limits our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Liquidity and Capital Resources."

           SELECTED CONSOLIDATED FINANCIAL, OPERATING AND OTHER DATA

     The following table sets forth our selected consolidated financial, operating and other data as of and for the three months ended March 31, 1999 and 1998, and as of and for each of the years in the five-year period ended December 31, 1998. Our selected consolidated financial data as of and for the three months ended March 31, 1999 and 1998, have been derived from our unaudited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) that our management considers necessary for a fair presentation of the interim periods. Results of interim periods are not necessarily indicative of results for the full year. Our selected consolidated financial data as of and for the five-year period ended December 31, 1998 has been derived from our audited consolidated financial statements. The following data should be read together with our historical consolidated financial statements and the notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.

                                             THREE MONTHS
                                            ENDED MARCH 31,                    YEAR ENDED DECEMBER 31,
                                          -------------------   ------------------------------------------------------
                                            1999       1998       1998        1997        1996       1995       1994
                                          --------   --------   ---------   ---------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues................................  $ 19,827   $ 57,464   $ 228,015   $ 190,257   $110,329   $ 63,067   $ 70,597
Contract drilling expenses..............    17,572     24,053     102,166      77,847     59,770     55,091     50,575
Depreciation and amortization...........     4,728      5,033      20,191      16,995     11,576      9,377      7,733
General and administrative expenses.....     3,475      2,900      12,287       7,807      7,498      5,460      4,376
                                          --------   --------   ---------   ---------   --------   --------   --------
Operating income (loss).................    (5,948)    25,478      93,371      87,608     31,485     (6,861)     7,913
Interest income, net....................        30        451       1,202       1,823        366        639      1,280
Other income (expense)..................       (45)       270         968         405        405        120        (70)
                                          --------   --------   ---------   ---------   --------   --------   --------
Income (loss) before income taxes.......    (5,963)    26,199      95,541      89,836     32,256     (6,102)     9,123
Income tax expense (benefit)............    (1,195)     9,441      34,720      31,456     11,586     (2,080)     3,193
                                          --------   --------   ---------   ---------   --------   --------   --------
Net income (loss).......................  $ (4,768)  $ 16,758   $  60,821   $  58,380   $ 20,670   $ (4,022)  $  5,930
                                          ========   ========   =========   =========   ========   ========   ========
PER SHARE DATA:
Earnings (loss) per share:
  Basic.................................  $  (0.09)  $   0.32   $    1.16   $    1.13   $   0.46   $  (0.09)  $   0.14
  Diluted...............................     (0.09)      0.32        1.15        1.11       0.45      (0.09)      0.13
Average common shares outstanding:
  Basic.................................    52,402     51,987      52,217      51,572     44,918     43,812     43,819
  Diluted...............................    52,402     52,600      52,726      52,452     45,748     43,812     44,802
OPERATING DATA:
Operating days..........................       809      1,323       5,192       5,033      4,532      3,270      3,586
Utilization(1)..........................        56%       100%         92%         99%        99%        89%        87%
Average revenue per operating day.......  $ 24,508   $ 43,440   $  43,917   $  37,805   $ 24,343   $ 19,289   $ 19,686
OTHER DATA:
EBITDA(2)...............................  $ (1,265)  $ 30,781   $ 114,530   $ 105,008   $ 43,466   $  2,636   $ 15,576
Capital expenditures and acquisitions...    70,407     24,210     193,415     127,676     59,154     21,418     15,385
BALANCE SHEET DATA:
Cash and cash equivalents...............  $ 29,265   $ 42,822   $  12,576   $  20,619   $ 71,961   $ 12,260   $ 18,872
Working capital.........................     5,222     59,537       6,699      55,472     96,671     23,316     48,529
Total assets............................   546,504    376,145     475,684     334,182    254,947    134,545    143,215
Total debt..............................   120,000         --      50,000          --     10,000     10,000     15,000
Shareholders' equity....................   357,923    315,627     361,588     295,742    221,733    107,572    112,731

---------------

(1) Based on the number of actively marketed rigs. Excluding rigs under construction or in the process of substantial upgrading, we had an average of 0.0 and 0.3 non-marketed rigs for the three months ended March 31, 1999 and 1998, respectively. During 1998, 1997, 1996, 1995 and 1994, we had an average of 0.1, 1.1, 0.9, 3.0 and 0.8 non-marketed rigs, respectively.

(2) "EBITDA" means income (loss) from operations before interest expense, taxes, depreciation and amortization expenses. Based on our experience in the offshore drilling industry, we believe that EBITDA and related measures of cash flow serve as important tools for measuring offshore drilling companies in several areas such as liquidity, operating performance and leverage, and for assessing the ability to service and incur debt. EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. EBITDA measures presented may not be comparable to other similarly titled measures of other companies, and comparisons could be misleading unless all companies and analysts calculate these measures in the same fashion.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Demand for our offshore drilling services is primarily driven by the worldwide expenditures for oil and gas drilling which is closely linked to the underlying economics of oil and gas exploration, development and production. The economics of oil and gas business activities are impacted by current and projected oil and gas prices. Since the early 1980's, oil and gas prices have been volatile and somewhat unpredictable, which has caused significant fluctuations in oil and gas drilling expenditures. Many factors influence oil and gas prices, including world economic conditions, worldwide oil and gas production and the activities of the Organization of Petroleum Exporting Countries ("OPEC").

     The rates that the industry can charge for drilling services are a function of not only demand for services but the supply of drilling rigs available in the market to provide service. During the early 1980's, when oil and gas prices were high and significant demand for drilling services existed, the industry built a significant number of offshore drilling rigs. In the mid-1980's, when oil and gas prices declined significantly and the corresponding demand for drilling services declined, the supply of drilling rigs was significantly greater than the industry needed. This resulted in an imbalance of supply and demand causing low utilizations with dayrates declining to near cash operating costs. The jack-up drilling market in the U.S. Gulf of Mexico is highly competitive. A significant number of offshore drilling companies have rigs in this market and, as a result, no one contractor is able to materially affect pricing levels.

     During 1996 and early 1997, oil and gas prices rose to a level that stimulated significant oil and gas drilling activity, resulting in improved utilization and dayrates for the drilling industry. However, oil and gas prices declined significantly beginning in 1997, and reached multi-year lows in various markets in early 1999. As a result of declines in 1998 and early 1999, oil and gas companies have made significant cutbacks in their drilling programs. This has reduced industry-wide rig utilization, including in the U.S. Gulf of Mexico, where the Company operates most of its rigs, which has not only sharply reduced dayrates, but also shortened the average length of drilling contracts. Recently oil and gas prices have improved; however, we believe that some stability in these commodity prices must be sustained before exploration and production spending by the oil and gas companies will be increased.

     The following table sets forth recent industry rig utilization rates and average utilization rates for the three months ended March 31, 1999 and 1998, and for the years 1998, 1997 and 1996, according to Offshore Data Services:

                                                          THREE MONTHS
                                                             ENDED           YEAR ENDED
                                                           MARCH 31,        DECEMBER 31,
                                              AS OF       ------------   ------------------
                                           MAY 11, 1999   1999    1998   1998   1997   1996
                                           ------------   ----    ----   ----   ----   ----
Gulf of Mexico jack-up rigs..............       63%        60%     91%    81%    90%    87%
Worldwide jack-up rigs...................       65%        68%     88%    83%    89%    86%
Worldwide semi-submersible rigs..........       63%        67%     78%    78%    81%    79%

     As of May 10, 1999, eight of the Company's 15 jack-up rigs are committed under short-term contracts that will expire in the second or third quarter of 1999, one rig is under contract until the first quarter of 2000, and the remaining six rigs are idle. All of the currently committed rigs are in the U.S. Gulf of Mexico. The Company currently has no international rigs working. In addition to the recent declines in rig utilization, current dayrates for drilling rigs are substantially less than the dayrates that generally prevailed during most of 1998 and are at or near cash operating costs. These current market conditions will adversely affect the Company's results of operations for at least the near term, substantially reducing its revenues, cash flows and earnings and likely resulting in losses in 1999.

RESULTS OF OPERATIONS

     The number of rigs the Company has available for service and the utilization rates and dayrates of the Company's active rigs are the most significant factors affecting the Company's level of revenues. Operating costs include all direct costs and expenditures associated with operating our rigs. These costs include rig labor, repair, maintenance and supply expenditures, insurance costs, mobilization costs and other costs related to operations. Operating expenses do not necessarily fluctuate in proportion to changes in operating revenues due to the continuation of personnel on board and equipment maintenance when the rigs are idle. Labor costs increase primarily due to higher salary levels, rig staffing requirements and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the rig is performing and the age and condition of the equipment. Inflation is another contributing factor in the fluctuation of operating expenses.

     The changes in operating income are more directly affected by revenue factors than expense factors. Changes in dayrates directly impact revenues but not expenses. Utilization rate changes have a significant impact on revenues, but in the short-term do not affect expenses. Over a long period significant changes in utilization may cause us to adjust the level of our actively marketed rig fleet and labor force to match anticipated levels of demand, thus changing the level of operating expenses. General and administrative expenses do not vary significantly unless we materially expand our asset base. Depreciation, which is affected by our level of capital expenditures and depreciation practices is another major determinant of operating income, and is not affected by changes in dayrates or utilization.

     The following table sets forth certain information by operating segment and for the total Company for the periods indicated:

                                    FOR THE THREE MONTHS         FOR THE YEARS ENDED
                                       ENDED MARCH 31,               DECEMBER 31,
                                    ---------------------   ------------------------------
                                      1999        1998        1998       1997       1996
                                    ---------   ---------   --------   --------   --------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER DAY DATA)
JACK-UPS:
  Operating days..................       809       1,233       4,732      4,739      4,532
  Utilization(1)..................        60%        100%         93%       100%        99%
  Average revenue operating per
     day..........................   $24,508     $42,024    $ 40,719   $ 36,324   $ 24,343
  Revenue.........................    19,827      51,808     192,667    172,143    110,329
  Contract drilling expenses(2)...    16,686      21,709      81,030     67,607     59,437
  Depreciation and amortization...     3,929       3,409      13,923     11,260      9,912
  Operating income (loss).........      (788)     26,690      97,714     93,276     40,980
SEMI-SUBMERSIBLES:(3)
  Operating days..................        --          90         460        294         --
  Utilization(1)..................        --         100%         90%        93%        --
  Average revenue per operating
     day..........................   $    --     $62,839    $ 76,864   $ 61,714   $     --
  Revenue.........................        --       5,656      35,348     18,114         --
  Contract drilling expenses(2)...       886       2,344      21,136     10,240        333
  Depreciation and amortization...         1         987       3,272      3,242         --
  Operating income (loss).........      (887)      2,325      10,940      4,632       (333)
TOTAL COMPANY:
  Operating days..................       809       1,323       5,192      5,033      4,532
  Utilization(1)..................        56%        100%         92%        99%        99%
  Average revenue per operating
     day..........................   $24,508     $43,440    $ 43,917   $ 37,805   $ 24,343
  Revenue.........................    19,827      57,464     228,015    190,257    110,329
  Contract drilling expenses(2)...    17,572      24,053     102,166     77,847     59,770
  Depreciation and amortization...     4,728       5,033      20,191     16,995     11,576
  General and administrative
     expenses.....................     3,475       2,900      12,287      7,807      7,498
  Operating income (loss).........    (5,948)     25,478      93,371     87,608     31,485

---------------

(1) Based on the number of actively marketed rigs. Excluding rigs under construction or in the process of substantial upgrading, we had an average of 0.0 and 0.3 non-marketed rigs for the three-months ended March 31, 1999 and 1998, respectively. During 1998, 1997 and 1996, we had an average of 0.1, 1.1 and 0.9 non-marketed rigs, respectively.

(2) Excludes depreciation and amortization and general and administrative expenses.

(3) We did not operate any semi-submersibles prior to 1997.

  Three Months Ended March 31, 1999 Compared to Three Months Ended March 31,
1998

     Revenues. Our drilling revenues decreased $37,637,000 or 65%, during the first quarter of 1999 compared to the same period in 1998. The decrease in revenues was primarily due to decreased average daily revenue and rig utilization for the quarter ended March 31, 1999 to $24,508 per operating day and 56%, respectively compared to $43,440 per operating day and 100%, respectively for the first quarter of 1998.

     Contract Drilling Expenses. Contract drilling expenses during the first three months of 1999 decreased $6,481,000 or 27% compared to the first three months of 1998. The decrease was primarily a result of lower repairs and maintenance expense and labor costs, due to low utilization rates.

     Depreciation and Amortization. Depreciation and amortization expense for the first quarter of 1999 decreased $305,000 compared to the same period in 1998. The decrease in 1999 was attributable to the MARINE 500 which is not being depreciated while in the shipyard being upgraded to fourth-generation semi-submersible capabilities, partially offset by the depreciation costs associated with the MARINE 306 which was acquired in December 1998.

     General and Administrative. General and administrative expenses for the first quarter of 1999 increased $575,000 or 20% to $3,475,000 from $2,900,000 in the first quarter of 1998. The increase was attributed to non-recurring severance costs and professional service fees incurred in 1999.

     Interest Expense. Interest expense for the first three months of 1999 was $113,000 compared to $86,000 during the first three months of 1998. The increase was primarily the result of increased borrowings on the Amended Credit Facility, net of capitalized interest.

     Interest Income. Interest income decreased $394,000 or 73% to $143,000 in the first three months of 1999 from $537,000 from the comparable prior-year period. The decrease was related primarily to decreased cash balances as a result of expenditures related to the Company's two major construction and upgrade projects.

     Income Taxes. Income tax expense decreased for the first quarter of 1999 as compared to the same period in 1998, primarily due to a decrease in the Company's pretax income.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Revenues. Our 1998 drilling revenues increased $37,758,000 or 20%, compared to 1997. The increase in revenues was primarily due to a 16% increase in average daily revenue to $43,917. An increase of 159 operating days in 1998 also contributed to the increased revenues due to placing the MARINE 305 into service in August 1997 and the MARINE 510 in May 1998. Partially offsetting these increases was a 7% decline in rig utilization to 92% in 1998 from 99% in 1997.

     Costs and Expenses. Contract drilling expenses in 1998 increased $24,319,000 or 31% compared to 1997. The increase was primarily a result of increased fleet size in the international market. The MARINE 305 was placed into service in August 1997 and the MARINE 510 was placed in service in May 1998. International rig operations typically have higher average operating costs than domestic rig operations.

     Depreciation and Amortization. Depreciation and amortization expense for 1998 increased $3,196,000 or 19% from $16,995,000 to $20,191,000 compared to the same period in 1997. The increase in 1998 was due to a full year of depreciation in 1998 associated with 1997 expenditures for the acquisition of the MARINE 500 and upgrade of the MARINE 305.

     General and Administrative. General and administrative expenses increased $4,480,000 or 57% to $12,287,000 in 1998 from $7,807,000 in 1997. The increase was attributed to an increase in professional services and increased personnel costs consistent with the increased level of operations, new deep water contracts and increased international activity.

     Interest Expense. Interest expense for 1998 was $481,000 compared to $575,000 during 1997. The decrease was primarily the result of the prepayment and termination of our $35 million credit facility in February 1997.

     Interest Income. Interest income decreased $715,000 or 30% from $2,398,000 in 1997 to $1,683,000 in 1998. The decrease was related primarily to decreased cash balances throughout the year as a result of expenditures related to our two major construction and upgrade projects.

     Income Taxes. Income tax expense increased for 1998 as compared to the same period in 1997, primarily due to an increase in our pretax income.

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Revenues. Our 1997 drilling revenues increased $79,928,000 or 72%, compared to 1996. Revenue increases from jack-up drilling operations accounted for $61,814,000 of the increase. This increase was mainly attributable to increased dayrates and slightly better utilization in 1997 compared to 1996 and the activation of the MARINE 305 during August 1997 in Southeast Asia that contributed $9,413,000 to the increase. The remaining $18,114,000 increase in revenues was from placing the MARINE 500, our first semi-submersible, into service at the beginning of 1997.

     Contract Drilling Expenses. Contract drilling expenses in 1997 increased $18,077,000 or 30% compared to contract drilling expenses in 1996. Of the $18,077,000 increase, $8,170,000 can be attributed to jack-up drilling operations. The addition of the MARINE 305 was responsible for $4,052,000 of the increase. Labor costs due to higher salaries and additional personnel along with increased maintenance costs partially offset by decreases in employer's liability accounted for the remaining $4,118,000 attributed to jack-up operations. The remaining increase in operating costs of $9,907,000 is due to the operation of the MARINE 500, which began operating during the first quarter of 1997.

     Depreciation and Amortization. Depreciation and amortization expense for 1997 increased $5,419,000 or 47% from $11,576,000 to $16,995,000 compared to the same period in 1996. The increase was due to depreciation associated with expenditures for the following items: (1) the acquisition of the MARINE 500, (2) acquisition of the MARINE 305, (3) upgrades to the MARINE 15 and the MARINE 300, and (4) acquisitions of drill string and other drilling equipment.

     General and Administrative Expenses. General and administrative expenses in 1997 increased $309,000 or 4% from $7,498,000 in 1996 to $7,807,000 compared to
1997. The increase was attributed to an increase in professional services and other administrative expenses.

     Interest Expense. Interest expense in 1997 was $575,000. We had interest expense of $895,000 during 1996. The decrease was primarily the result of the prepayment and termination of our old $35,000,000 credit facility in February 1997.

     Interest Income. Interest income increased $1,137,000 or 90% from $1,261,000 in 1996 to $2,398,000 in 1997. The increase was related primarily to increased cash balances throughout the year, and to a lesser extent, higher interest rates.

     Income Taxes. Income tax expense increased for 1997 as compared to the same period in 1996, primarily due to an increase in our pretax income.

FINANCIAL CONDITION -- LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. At March 31, 1999, we had working capital of $5,222,000 as compared to working capital of $6,699,000 at December 31, 1998. Net cash provided by operating activities for the three months ended March 31, 1999 decreased by $33,496,000 to $17,089,000 compared to $50,585,000 for the same period in the prior year. The decrease is primarily attributable to the decreased dayrates and rig operating activity. Cash used in investing activities increased $46,364,000 during the first three months of 1999 to $70,400,000 from $24,036,000 during the same period in 1998 due primarily to capital expenditures related to the completion of the MARINE 700 and upgrade of the MARINE 500. Net cash provided by financing activities during the first three months of 1999 consisted of $70,000,000 in proceeds from long-term debt borrowings.

     Net cash provided by operating activities for the year ended December 31, 1998 increased by $60,523,000 to $133,108,000 compared to $72,585,000 for the same period in the prior year. The increase is primarily attributable to the increased dayrates and rig operating activity coupled with the timing of cash receipts and payments. Cash used in investing activities increased $76,575,000 in 1998 to $191,892,000 from $115,317,000 in 1997 due to $190,896,000 of capital expenditures, which were primarily related to the construction of the MARINE 700, the MARINE 500 upgrade and the acquisition of the MARINE 306. Net cash provided by financing activities during 1998 was $50,741,000 consisting primarily of $50,000,000 in proceeds from long-term debt borrowings.

     In March 1997, we entered into a credit facility with certain banks providing financing up to $100,000,000 to be used for rig acquisitions and upgrades. This agreement included a revolving credit facility available through December 31, 1999 at which point, it converted into a four-year term loan. The credit facility called for interest and facility fees to be paid quarterly during the terms of both facilities. The term loan facility provided for equal quarterly principal payments beginning March 31, 2000. Interest accrued at a rate of (i) LIBOR plus a margin of .75% to 1.25% or (ii) prime plus a margin of 0% to .50%, with margins determined pursuant to a debt to capital calculation. The borrowings were secured by all of our rig fleet, except for the MARINE 700, as well as certain other assets. In connection with the consummation of the credit agreement, we repaid and terminated our then existing $35 million credit facility with another bank.

     On August 12, 1998, we entered into an agreement with a consortium of domestic and international banks, which amended the credit facility to a five-year revolver maturing August 2003, eliminated the term loan conversion feature and increased the credit line to $200,000,000. This bank facility is now secured by substantially all of our assets, including our rig fleet. We are required to satisfy customary lending conditions and comply with various covenants and restrictions, including, but not limited to, the maintenance of financial ratios and the restriction on payments of dividends. The financial ratio covenants include requirements of a ratio of EBITDA to interest expense of
2.0 to 1; a ratio of consolidated debt to total capitalization of 0.45 to 1.0 prior to August 12, 1999 and 0.40 to 1.0 thereafter; positive working capital; a ratio of collateral value to the commitment of greater than 2.0 to 1.0, and a ratio of consolidated debt to EBITDA of 3.0 to 1.0. Interest accrues at a rate of (i) LIBOR plus a margin of .75% to 1.25% with margins determined pursuant to a debt to EBITDA calculation or (ii) if a Base Rate Loan, the greater of (A) the prime lending rate of the administrative agent or (B) the Federal Funds Rate plus 0.5%, plus in certain cases a margin of up to 0.25% based on our ratio of consolidated indebtedness to EBITDA.

     We drew down $70,000,000 on the facility during the first quarter of 1999, increasing total borrowings outstanding as of March 31, 1999 to $120,000,000.

     If currently depressed market conditions continue, we expect that we will continue to generate substantially reduced EBITDA. In addition, we have been substantially increasing our indebtedness under the bank facility to fund construction costs on the MARINE 700 and the MARINE 500. As a result, unless there is a significant near-term improvement in market conditions, following the second quarter of 1999, we will likely be unable to satisfy the ratio of indebtedness to EBITDA financial covenant in the bank facility. This covenant requires the ratio of consolidated debt to EBITDA for the twelve-month period ending on any given date to be no greater than 3.0 to 1. Under the bank facility, our failure to satisfy this covenant would give the banks the right to accelerate any outstanding amounts and/or to cease lending additional amounts. We anticipate that the banks will, if needed, grant us a limited waiver from this covenant in part due to our expectation of satisfying this covenant after the MARINE 700 and the MARINE 500 are generating revenues under their existing contracts for several quarters. There cannot be any assurance, however, that we will be able to obtain any necessary bank waivers, or that any such breach of this financial covenant will not have a material adverse effect on our liquidity.

     Construction of MARINE 700. In May 1997, we acquired the bare deck hull of the MARINE 700 for approximately $55,000,000. In December 1997, we entered into an agreement with HAM under which HAM would complete construction of the MARINE 700 semi-submersible drilling rig for $87,000,000. The shipyard contract calls for HAM to fabricate certain components of the rig and install certain OFE. The shipyard contract calls for monthly progress payments based on the percentage of completion. We originally estimated that the OFE would cost approximately $99,000,000 including capitalized interest and project management costs resulting in a total estimated cost to complete the drilling rig of $186,000,000 (exclusive of the $55,000,000 hull acquisition cost). Construction of the rig has progressed since the signing of the shipyard contract and through March 31, 1999, we have paid HAM approximately $82,000,000 in progress payments and incurred approximately $90,000,000 for OFE and other related construction costs.

     The shipyard contract initially contemplated a delivery date of February 17, 1999. However, due to engineering, construction, weather and other delays, we now expect to complete construction of the MARINE 700 in late June 1999. Additionally, the anticipated cost to complete the drilling rig has increased to approximately $220,000,000 (exclusive of the $55,000,000 hull purchase cost). Included in the increase over the original cost estimate is the cost of change orders initiated by Esso, the Company's customer. Current estimates for the cost of these change orders is approximately $6,300,000, which we are entitled to recover through an increase in the dayrate of approximately $5,000 per day during the term of the five-year drilling contract with Esso.

     MARINE 500 Upgrade. In December 1997, we signed a contract with Jurong Shipyard Limited ("Jurong") in Singapore to upgrade the MARINE 500 to fourth-generation capabilities for approximately $38,000,000. Change orders have now increased the shipyard costs to approximately $48,000,000. In addition to this $48,000,000, we currently estimate that the OFE will cost approximately $77,000,000, including capitalized interest and project management costs, resulting in a total estimated cost to complete the drilling rig of approximately $125,000,000. Through March 31, 1999, we have paid Jurong approximately $18,000,000 in progress payments and paid approximately $67,000,000 for OFE and other related construction costs. The contract anticipated that the rig would arrive in the Singapore shipyard on July 15, 1998 and be completed by December 31, 1998. Since the MARINE 500 did not arrive in the shipyard until October 13, 1998 due to an extension of work under its previous drilling contract, we now expect to complete construction of the MARINE 500 in late May 1999.

     Capital Resources. During the first quarter of 1999 we expended $70,400,000 in capital expenditures consisting primarily of disbursements for the construction of the MARINE 700, the upgrade of the MARINE 500, and the purchase of other rig machinery. During the year ended December 31, 1998 we spent $190,896,000 in capital expenditures consisting primarily of disbursements for the construction of the MARINE 700, the upgrade of the MARINE 500, acquisition of the MARINE 306 and the purchase of drill pipe and other rig machinery.

     In December 1998, we acquired the MARINE 306 (formerly the "Maersk Explorer"), a jack-up rig currently configured as an accommodation unit for approximately $22,500,000. Currently, the rig is idle and is located in Rotterdam.

     The proceeds to be received by us from the issuance of the shares of common
stock to the underwriters will be approximately $     million, net of
underwriting discounts and other offering expenses. We expect to use all of these proceeds to fund construction and upgrade costs on the MARINE 700 and the MARINE 500, of which there remained approximately $88 million as of

March 31, 1999. We estimate that approximately $     million in additional funds
will be necessary to complete the MARINE 700 and the MARINE 500, which we anticipate funding through working capital or our bank facility.

     We expect to spend approximately $170,000,000 in 1999 for capital expenditures, consisting primarily of expenditures to upgrade and complete the MARINE 500 and the MARINE 700, of which approximately $70.4 million had been spent through March 31, 1999.

     We will continue to pursue acquisitions of additional drilling rigs and related equipment and/or businesses. Future acquisitions, if any, would likely be funded from our working capital, the bank facility or through the issuance of debt and/or equity securities. We cannot predict whether we will be successful in acquiring additional rigs, and obtaining financing therefor, on acceptable terms. In addition, it is currently anticipated that we will continue the upgrading of rigs to enhance their capability to obtain longer-term contracts. The timing and actual amounts expended by us in connection with our plans to upgrade and refurbish selected rigs, as well as the type of rig modification comprising each program, is subject to our discretion and will depend on our view of market conditions, our cash flow, whether other acquisitions are made, and other factors.

     We anticipate that our available funds, together with cash generated from operations and amounts that may be borrowed under the bank facility and other potential funding sources, such as increased credit facilities and private or public debt or equity offerings, will be sufficient to fund our required capital expenditures, working capital and debt service requirements for the foreseeable future. Future cash flows and the availability of other funding sources, however, are subject to a number of uncertainties, especially the condition of the oil and gas industry. We also expect, as discussed above, to need a wavier under the bank facility. Accordingly, there can be no assurance that these resources will be sufficient to fund our cash requirements. We are dependent on the oil and gas industry and market prices. Declines in oil and gas prices have adversely affected our day rates and rig utilization resulting in losses for us. See the first section under the heading "Risk Factors."

YEAR 2000 ISSUE

     Currently, we utilize third party software in all of our computer applications. Our information systems personnel worked with the third party vendors to resolve the potential problems associated with the year 2000 and the processing of date sensitive information by our computers and other systems. Based upon an evaluation and working with software vendors, we determined that upgrading our existing accounting software to a current version would enable the computer systems to function properly with respect to dates in the year 2000 and thereafter, with minimal cost to us. This upgrade has been completed. We are still evaluating the effect of the Year 2000 on non-information technology systems, including telephone systems, office and rig-based electronic equipment and devices with embedded microprocessors. Additionally, we are currently contacting all key vendors and suppliers to ensure that they have a Year 2000 compliance plan in an effort to minimize our exposure to their potential Year 2000 problems. We anticipate completion of our evaluation of non-information technology equipment, key vendors and suppliers and any remedial action and/or a contingency plan, if necessary, by mid-1999. With modifications to existing software and conversions to new software, the Year 2000 issue is not expected to pose significant operational problems for our computer systems. However, if such modifications or conversions are not made or are not completed on time or if our Year 2000 issues are more complicated or costly than we currently estimate, the Year 2000 issue could have a material adverse impact on us. We believe that we will be able to implement successfully the changes necessary to address the Year 2000 issues with reliance on our third party vendors and do not expect the cost of such changes to have a material impact on our financial position, results of operations or cash flows in future periods.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement of Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes standards for accounting for and disclosure of derivative instruments and hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. We do not expect SFAS No. 133 to have a material effect on our reported results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Interest Rate Risk. We are subject to market risk exposure related to changes in interest rates on our bank facility. Interest on borrowings under the bank facility is at a pre-agreed upon percentage point spread from either the prime interest rate or LIBOR. We may, at our option, fix the interest rate for certain borrowings based on a spread over LIBOR for 30 days to 6 months, with longer periods requiring bank approval. At March 31, 1999, we had $120 million outstanding under our bank facility. Based upon this balance, an immediate change of one percent in the interest rate would cause a change in interest expense of approximately $1.2 million on an annual basis. Our objective in maintaining these variable rate borrowings is the flexibility obtained regarding early repayment without penalties and lower overall cost as compared with fixed-rate borrowings.

     Foreign Currency Exchange Rate Risk. We conduct business in several foreign countries. Predominately all of our foreign operations are denominated in U.S. dollars. We structure our drilling contracts in U.S. dollars to mitigate our exposure to fluctuations in foreign currencies. Other than some limited trade payables we do not currently have financial instruments that are sensitive to foreign currency exchange rates.

                                    BUSINESS

THE COMPANY

     We own and operate seventeen offshore drilling rigs domestically and internationally, consisting of fifteen jack-up units, one of which is currently configured as an accomodation unit, and two semi-submersible units. Additionally, we operate a semi-submersible rig pursuant to a bare-boat charter. Our fleet of jack-up rigs currently consists of nine mat-supported units and six independent leg units. With twelve jack-up rigs located in the U.S. Gulf of Mexico, we believe that we are the fourth largest jack-up rig operator in that market. Our two semi-submersible units consist of one second-generation rig, which we are currently upgrading to fourth-generation capabilities, and one fourth-generation rig currently under construction. Once completed, our fourth-generation rigs will be deployed for use in deepwater drilling operations.

BUSINESS STRATEGY

     Our business strategy is designed to position us to capitalize on cyclical upturns, and minimize exposure to cyclical downturns, in the worldwide jack-up rig market. The key elements of this strategy are:

     - U.S. Gulf of Mexico Jack-up Rig Fleet Focus. We are committed to remaining a leading operator of jack-up rigs in the U.S. Gulf of Mexico. We believe that our significant presence in the region offers logistical advantages, including reduced mobilization costs and flexibility of crew deployment, both of which reduce operating costs. We also believe that, if oil and gas prices remain stable or improve further, there is significant upside potential for dayrates in the U.S. Gulf of Mexico jack-up rig market due to both a relatively stable supply of jack-up rigs and an increasing rate of oil and natural gas reserve depletion in the region, which could increase drilling activity.

     - Balanced Long-Term and Short-Term Contract Portfolio. We seek to appropriately balance our contract portfolio between long-term and short-term contracts. We believe that a balanced contract portfolio will help mitigate the cyclical nature of the drilling industry and will provide for a component of longer-term, more predictable cash flow, while maintaining the opportunity to capitalize on potential increases in drilling rig dayrates worldwide. In the current market environment, availability of long-term contracts has been primarily limited to semi-submersible rigs used for offshore drilling in deep water markets. To capitalize on the long-term contracts available in this market, we are in the process of completing the construction and upgrade of two semi-submersible rigs, the MARINE 700 and the MARINE 500, for use in deepwater drilling operations. We have entered into long-term contracts to operate both of these rigs, which could generate contract revenues of approximately $448 million over the life of the contracts (assuming full utilization). We believe that these two contracts will help counterbalance the short-term and spot market contract portion of our rig portfolio.

     - Growth Through Acquisitions and Upgrades. We are actively seeking attractive opportunities for acquisitions to increase the size and capabilities of our fleet. We believe that a prolonged period of depressed industry fundamentals may result in assets becoming available at attractive prices. Additionally, when market conditions warrant, we may elect to perform upgrades on our existing rig fleet.

     - Maintain an Appropriate Capital Structure. Because the offshore drilling business is subject to substantial fluctuations in demand, pricing and profitability, we seek to maintain a level of debt that can be adequately supported by our working capital and long-term contract revenues. We believe this approach will enable us to better withstand the volatility associated with industry cycles.

     To further our business strategy, we have undertaken two significant rig construction and upgrade projects, the MARINE 700 and the MARINE 500.

     The MARINE 700. In May 1997, we acquired the uncompleted hull for the MARINE 700 for approximately $55 million to serve as the foundation for a fourth-generation semi-submersible rig with 5,000 foot water depth drilling capacity. In December 1997, we entered into a shipyard contract with HAM, under which HAM would complete construction of the MARINE 700. The shipyard contract calls for HAM to fabricate certain components of the rig and install certain OFE. We currently estimate that the OFE will cost approximately $115 million, including capitalized interest and project management costs, and that the shipyard costs will total $105 million, resulting in a total estimated cost to complete the drilling rig of $220 million (exclusive of the $55 million hull purchase cost). We currently believe that the rig will be completed in late June 1999, after which it is contracted to begin work for Esso under a five year contract. We believe Esso initially will use the rig for development drilling and well completion in its Diana field, a major deepwater project in the U.S. Gulf of Mexico.

     The MARINE 500. In December 1996, we acquired the MARINE 500, a second-generation semi-submersible rig, for approximately $38 million. In December 1997, we signed a contract with Jurong Shipyard Limited ("Jurong") in Singapore to upgrade the MARINE 500 to fourth-generation capabilities. The shipyard contract calls for Jurong to fabricate certain components of the rig and to install certain OFE. We currently estimate that the OFE will cost approximately $77 million, including capitalized interest and project management costs, and that payments to the shipyard under the contract will be approximately $48 million, resulting in a total estimated cost to upgrade the drilling rig of $125 million (exclusive of the $38 million acquisition cost). We currently believe that the rig will be completed in late May 1999, after which it will begin work offshore Western Australia for WAPET, an entity controlled by several major integrated oil companies.

     The following table summarizes certain terms of the drilling contracts for the MARINE 700 and the MARINE 500.

                                                                                  ESTIMATED
                                                                                 CONTRACTUAL
RIG                     CUSTOMER         CONTRACT TERM       BASE DAYRATE(1)      REVENUE(2)
---                    -----------    -------------------    ----------------    ------------
MARINE 700...........         Esso                5 Years    $165,410            $298 million
MARINE 500...........       WAPET;(3)
                             INPEX    Until Dec. 31, 2001    $127,500-168,600    $150 million

---------------

(1) See "Business -- Customers and Contracts" for a complete description.

(2) Assumes full utilization at the normal operating dayrate for 360 days per year for the contract term.

(3) Indonesia Petroleum, Ltd.

     For a discussion of several risks associated with the MARINE 700 and the MARINE 500, see "Risk Factors -- We face material construction and contract risks related to the MARINE 700 and the MARINE 500."

RECENT MARKET CONDITIONS

     Dayrates for drilling rigs and industry-wide rig utilization declined sharply in 1998 and the first quarter of 1999, particularly in the shallow water of the U.S. Gulf of Mexico, where we operate most of our rigs. Oil and gas prices reached multi-year lows in various markets in recent months. As a result, our customers have made significant cutbacks in their drilling programs. This has reduced industry-wide rig utilization in the U.S. Gulf of Mexico, which has not only sharply reduced dayrates, but also shortened the average length of drilling contracts. Although oil and gas prices have increased during the past two months, we do not expect this increase will result in a significant improvement in our dayrates and utilization unless our customers conclude that the increase in oil and gas prices will continue for an extended period of time.

     As of May 10, 1999, eight of our 15 jack-up rigs are committed under short-term contracts that will expire in the second or third quarter of 1999, one rig is under contract until the first quarter of 2000, and the remaining six rigs are idle. All of our currently committed rigs are in the U.S. Gulf of Mexico. The dayrates for a majority of these rigs are at or near our cash operating cost. We currently have no rigs working internationally. The current market conditions will adversely affect our results of operations for at least the near term, substantially reducing our revenues, cash flows and EBITDA and resulting in losses in 1999. Under current market conditions, we are dependent upon the successful completion and operation of the Marine 700 and the Marine 500 to avoid continued losses and negative EBITDA.

DRILLING RIG FLEET

     Jack-up Rigs. We own 15 jack-up rigs, one of which is currently configured as an accomodation unit. Jack-up rigs are mobile self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the drilling platform. An offshore jack-up rig consists of a hull, which supports the drilling equipment, jacking system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, helicopter landing deck and other related equipment. The rig legs may operate independently or have a lower hull or mat attached to the lower portion of the legs in order to provide a more stable foundation in soft bottom areas.

     Nine of our rigs are mat supported rigs and six are of independent leg design. Five of the mat supported rigs and one of the independent leg rigs are of slot type design, which are configured for the drilling operations to take place through a slot in the hull. Our other four mat supported rigs and three of the independent leg rigs have a cantilever feature which allows the extension of the drilling equipment over a customer's platform to perform development drilling or workover operations. Our jack-up rigs are capable of drilling to depths of 20,000 to 30,000 feet in maximum water depths ranging from 200 to 300 feet.

     There are several factors that determine the type of rig most suitable for a particular job, the most significant of which include the water depth and bottom conditions at the proposed drilling location, whether the drilling is being done over a platform or other structure, and the intended well depth. Independent leg jack-up rigs typically have greater water depth capability and are advantageous in offshore areas where uneven bottom conditions or obstructions, such as pipelines, exist. Mat supported rigs are advantageous in offshore areas with soft bottom conditions. A slot design is appropriate for drilling exploratory wells in the absence of any existing permanent structure, such as a production platform, although some slot design rigs are capable of drilling over production platforms. A cantilevered jack-up can extend its drill floor and derrick over an existing, fixed structure, thereby permitting the rig to drill or work over a well located on such a structure. Jack-up rigs with the cantilever feature historically have achieved higher utilization and dayrates.

     We have top drive drilling systems installed on ten of our rigs. A top drive drilling system allows drilling with 90-foot lengths of drill pipe rather than 30-foot lengths, thus reducing the number of required connections. A top drive drilling system also permits rotation of the drill string while tripping in or out of the hole. These characteristics increase drilling speed, personnel safety and drilling efficiency and reduce the risk of the drill string sticking during operations.

     Currently we have two jack-up rigs located in international markets. We have three additional rigs located in the U.S. Gulf of Mexico which are suitable for operations in selected international waters and our other rigs could, with certain modifications, work in other international markets. Our jack-ups, except for the MARINE 306, are not suitable for those areas that require hostile environment capabilities, such as the North Sea, nor are they capable of operating in deep waters in excess of 200 to 300 feet.

     Semi-submersible Rigs. We own two semi-submersibles, the MARINE 700 and the MARINE 500, and have a long-term charter on one additional semi-submersible, the MARINE 510. The MARINE 700 is presently under construction and the MARINE 500 is presently being upgraded. Semi-submersibles operate in various market areas around the world usually in water depths where jack-up rigs are incapable of working. Semi-submersible rigs consist of an upper working and living deck resting on vertical columns connected to lower hull members. Such rigs operate in a "semi-submerged" position, remaining afloat, off bottom, in a position in which the lower hull is from about 55 to 90 feet below the water line and the upper deck protrudes well above the surface. The rig is typically anchored in position and remains stable for drilling in the semi-submerged floating position due in part to its wave transparency characteristics at the water line. Semi-submersible rigs normally require water depth of at least 200 feet in order to conduct operations. Typically semi-submersible rigs are more expensive to construct and operate than jack-up rigs.

     The following table describes our drilling rigs as of March 31, 1999:

                                                                      YEAR     RATED    RATED
                                                                     BUILT/    WATER   DRILLING
NAME OF RIG                     MAKE/DESIGN            TYPE         UPGRADED   DEPTH    DEPTH          LOCATION
-----------                     -----------            ----         ---------  -----   --------        --------
Independent Leg Jack-up Rigs:
MARINE 300 T(a)(b)(c).......  FGI*/L780 MOD II  Cantilever            1981     250'    30,000'    U.S. Gulf of Mexico
MARINE 301 T................  FGI*/L780 MOD II  Cantilever            1981     300'    25,000'    U.S. Gulf of Mexico
MARINE 303 T(c).............  FGI*/L780 MOD II  Cantilever            1982     300'    30,000'    U.S. Gulf of Mexico
MARINE 304 T(c).............  MLT**/84S         Slot                1976/1993  300'    30,000'    U.S. Gulf of Mexico
MARINE 305 T(c).............  Levingston III-S  Cantilever          1975/1997  300'    30,000'    Southeast Asia
                              Gusto
MARINE 306..................  Engineering       Accommodation Unit  1975/1997  205'      N/A      North Sea
Mat Supported Jack-up Rigs:
MARINE 3....................  Bethlehem/262     Slot                  1974     262'    25,000'    U.S. Gulf of Mexico
MARINE 4....................  Bethlehem/250     Slot                  1975     250'    25,000'    U.S. Gulf of Mexico
MARINE 15 T.................  Baker Marine/250  Slot                1981/1996  250'    25,000'    U.S. Gulf of Mexico
MARINE 16 T.................  Bethlehem/250     Slot                1981/1995  250'    20,000'    U.S. Gulf of Mexico
MARINE 17...................  Bethlehem/200     Cantilever            1981     200'    20,000'    U.S. Gulf of Mexico
MARINE 18...................  Bethlehem/250     Cantilever            1982     250'    20,000'    U.S. Gulf of Mexico
MARINE 200 T................  Bethlehem/200     Cantilever            1981     200'    20,000'    U.S. Gulf of Mexico
MARINE 201 T(c).............  Bethlehem/200     Cantilever          1981/1995  200'    20,000'    Middle East
MARINE 225..................  Bethlehem/225     Slot                1969/1993  225'    20,000'    U.S. Gulf of Mexico
Semi-Submersible Rigs:
MARINE 500 T(c)(d)..........  Offshore Co.      Semi-Submersible    1975/1999  5000'   30,000'    Southeast Asia
MARINE 700(c)(e)............  Bingo 8000        Semi-Submersible      1999     5000'   30,000'    U.S. Gulf of Mexico
                              6 Col Dual
MARINE 510(c)(f)............  Pontoon           Semi-Submersible    1984/1996  600'    20,000'    Southeast Asia

---------------

(a)  Can be modified to provide for 300-foot water depth capability.

(b)  Designed to operate in environmentally sensitive areas such as Mobile Bay.

(c)  Configured for international operations.

(d) Currently undergoing significant upgrades expected to be completed in late May, 1999, which will increase its rated water depth from 600 feet to 5,000 feet.

(e) Currently under construction and is expected to be completed in late June, 1999.

(f) Operated under a five year charter agreement that expires in April 2003. See "-- Contracts -- MARINE 510 Charter."

T    Equipped with top drive drilling system.

*    Friede Goldman International, Inc.

**   Marathon LeTourneau.

     In addition to the drilling rigs described above, in August 1998 we entered into an agreement with the owner of the NANHAI VI, a 1500-foot water depth semi-submersible, to market that rig on an exclusive basis. See
"-- Contracts -- Marketing Agreement for NANHAI VI."

                                                 Independent Leg Jack-up Rig -- This type of rig
                                                 consists of a floating hull with three independent
                                                 elevated legs. After being towed to the drilling
                                                 location, the legs are lowered until they penetrate
                                                 the seabed and the hull is jacked to the desired
                                                 elevation above sea level. The rig depicted in the
                                                 diagram has a cantilever feature that permits the rig
                                                 to operate over an existing, fixed platform or other
[GRAPHIC]                                        structure.

                                                 Mat Supported Jack-up Rig -- This type of rig
                                                 consists of a floating upper hull with three legs
                                                 which are attached to a lower hull commonly referred
                                                 to as a mat. After being towed to the drilling
                                                 location, the legs are lowered until the mat contacts
                                                 the seabed and the upper hull is jacked to the
                                                 desired elevation above sea level. One advantage of
                                                 mat supported rigs is the ability to operate in areas
                                                 having soft seabed conditions where independent leg
                                                 rigs are prone to have excessive penetration and
                                                 subject to leg damage. The rig depicted is
[GRAPHIC]                                        cantilevered.

                                                 Semi-submersible Rig -- This type of rig consists of
                                                 an upper working and living deck resting on vertical
                                                 columns connected to lower hull members. Such rigs
                                                 operate in a "semi-submerged" position, remaining
                                                 afloat, off bottom, in a position in which the lower
                                                 hull is from about 55 to 90 feet below the water line
                                                 and the upper deck protrudes well above the surface.
                                                 The rig is typically anchored in position and remains
                                                 stable for drilling in the semi-submerged floating
                                                 position due in part to its wave transparency
[GRAPHIC]                                        characteristics at the water line.

CUSTOMERS AND CONTRACTS

     General. Our drilling contracts generally provide for compensation on a "daywork" basis. Under daywork contracts, we receive a fixed amount per day for providing drilling services using the rigs we operate. Under most daywork contracts, we pay virtually all costs associated with operating the rig such as labor, operating supplies and repair and maintenance. We typically negotiate with the customer the cost of moving the rigs and related equipment to the job site and the customer pays all other costs of drilling the well such as mud, casing, logging and completion services. Daywork contracts may provide for lower rates during periods when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather or water conditions or other conditions beyond our control. Historically, we have not marketed our rigs under fixed price or turnkey contracts.

     A daywork contract generally extends over a period of time covering either the drilling of a single well, a group of wells or a stated term. The customer may terminate the contract if the drilling rig is destroyed or lost, or if drilling operations are suspended for a specified period of time as a result of breakdown of major equipment or other specific events. The duration of drilling contracts is generally determined by market demand and competitive conditions. Historically, domestic drilling contracts have tended to be on a well-by-well basis, while contracts in the deep water and international jack-up markets have been on a term basis. Our experience during recent years has been consistent with this general rule, with our rigs operating in the Gulf of Mexico generally having been contracted on a well-to-well basis and our rigs operating internationally operating under term contracts. Due to the highly cyclical nature of the offshore drilling business, to the extent available, we will continue to focus on obtaining additional term contracts, both foreign and domestic, in the future. Such contracts help mitigate the volatility of our results.

     We obtain most of our drilling contracts through competitive bidding against other contractors in response to oil and gas companies' solicitations of bids. Our current drilling contracts, both foreign and domestic, provide for payment in U.S. Dollars.

     We provide drilling services to a customer base that includes independent and major foreign and domestic oil and gas companies. As is typical in the industry, we do business with a relatively small number of customers at any given time. During 1998, we performed services for approximately 25 different customers, of which Applied Drilling Technology, Inc., a subsidiary of Global Marine, one of our competitors, accounted for approximately 24% of our total consolidated revenues and Carigali-Pttepi Operating Company Sdn Bhd, the customer for the MARINE 500 prior to it going into the shipyard, accounted for approximately 10% of revenues. During the first quarter of 1999, we performed services for approximately 15 different customers. For the quarter ended March 31, 1999, Applied Drilling Technology accounted for approximately 33% of our total consolidated revenues and Premier Oil Natana Sea Ltd. accounted for approximately 13% of revenues. During 1999, when the MARINE 700 and the MARINE 500 contracts begin, we expect that Esso and WAPET will account for a significant percentage of our revenues. See "Risk Factors -- We face material construction and contract risks related to the MARINE 700 and the MARINE 500." The loss of any one of our customers could, at least on a short-term basis, have a material adverse effect on our profitability. We believe, however, that we would have alternative customers for our services if we lost any single customer, and that the loss of any one customer would not have a material adverse effect on us on a long-term basis.

     MARINE 700 Drilling and Construction Contracts. In January 1998, we signed a long-term drilling contract with Esso for the MARINE 700. The contract had an initial term of three years and gave Esso the option to extend the contract to a five-year term. In June 1998, Esso exercised the option to extend the contract to five years, with a normal operating dayrate of $165,410 per day ($159,910 per day during moving and standby and $136,650 per day during force majeure events). In addition to the normal operating dayrate, we will be entitled to obtain approximately $5,000 per day cost recovery for certain construction and equipment changes requested by Esso during the construction process. The dayrates are also subject to adjustments for changes in indexed operating cost elements, changes in costs arising from moving the rig outside the U.S. Gulf of Mexico, or changes in personnel requirements. The Esso contract is expected to generate aggregate dayrate revenues of approximately $298 million assuming full utilization at normal operating dayrates over the five-year term, not including the additional construction cost recoveries. The contract also entitles Esso to elect up to five additional one-year extensions of the primary term at mutually agreeable dayrates.

     The specific design for the MARINE 700 has not been used before although it is a variation of a design used in a number of currently operating rigs. In addition, the MARINE 700 is the first new-build project for the HAM Marine, Inc. shipyard in Pascagoula, Mississippi constructing the rig although HAM's parent company, Friede Goldman International, Inc., has significant experience and has allocated experienced supervisors to the project.

     The MARINE 700 contract requires that the rig meet certain design specifications and construction quality standards. If the unit does not meet these specifications and standards then Esso may terminate the contract.

     In addition to the requirement that certain design and construction quality specifications be met, the Esso contract permits Esso to terminate the contract prior to the end of the five year term in the following circumstances:

     - if the rig is not completed in accordance with contract specifications and ready to depart the shipyard to the first well location by July 15, 1999, unless the delay is caused by Esso or its subcontractors,

     - if the design, construction or operation of the rig is not in accordance with reasonable performance standards or if, in Esso's opinion, we make unreasonably slow progress in the drilling work, and we fail to remedy these problems within a reasonable time after written notice,

     - if the rig is unsuitable, if the available deckload is less than 90% of the stated capacity, or if marine or drilling equipment is below manufacturer's specifications, in each case if such deficiencies cannot be corrected within 30 days, or

     - in the event of certain other breaches of the contract by us relating to pollution control obligations and labor policies.

     In addition, either party may terminate the contract in the event of the occurrence or anticipation of a 60 day force majeure event, which means labor disturbances, riots, war, acts of government or military agencies, fires, floods, earthquakes and any other cause beyond the reasonable control of the affected party that could not, with reasonable diligence, have been prevented or provided against, but excluding financial distress.

     In May 1997, we acquired the bare deck hull for the MARINE 700 for approximately $55 million. In December 1997, we entered into an agreement with HAM under which HAM would complete construction of the MARINE 700. The shipyard contract calls for HAM to fabricate certain components of the rig and install certain OFE. The shipyard contract calls for monthly progress payments based on the percentage of completion. We currently estimate that the OFE will cost approximately $115 million, including capitalized interest and project management costs, and that the shipyard costs will total $105 million, resulting in a total estimated cost to complete the drilling rig of $220 million (exclusive of the $55 million hull purchase cost). Through March 31, 1999, we have paid HAM approximately $82 million in progress payments and paid approximately $90 million for OFE and other related construction costs.

     The shipyard contract for the MARINE 700 initially contemplated a delivery date of February 17, 1999; however, the project encountered substantial construction, engineering, weather and other delays during the fourth quarter of 1998 and during the beginning of 1999. In an effort to minimize any further delays and to address significant timing and quality concerns regarding the project raised by Esso and us, we and the shipyard substantially increased the personnel working on the project in order to increase the project's completion pace and improve quality control. The costs of the increased personnel are included in our current budgets for the project.

     In the first quarter of 1999, we formally revised the scheduled delivery date for the MARINE 700 to late in the second quarter of 1999 or, more particularly, late May or early June 1999. We believe that significant construction progress on the MARINE 700 was made during April and during May to the date of this prospectus supplement. However, our expected delivery date has slipped further, to where we now expect delivery in late June 1999. Although we continue to believe that the rig will be delivered by the July 15, 1999 deadline, there is a significant risk that we will not meet this deadline in light of the complexity inherent in this type of large construction project, the history of delays to the scheduled delivery date and the relatively short time of only a few weeks between our current expected delivery date and the deadline. Significant amounts of electrical and commissioning work remain to be completed in a short period of time, which will require substantial resources. Although some systems have been commissioned and accepted by Esso, we and Esso have not yet reached an agreement on the remaining commissioning and acceptance procedures, which, given Esso's quality concerns, could contribute to delays in delivering the rig. In addition, the blow-out preventer, a critical path item, has not yet been installed and tested. We could encounter future weather delays, construction delays, unexpected equipment failures or malfunctions or quality problems during the commissioning process that could cause a delay in rig delivery.

     We believe that if we were required to find an alternative customer for the MARINE 700 or to renegotiate with Esso the terms of the contract based on current market conditions and given current day rates, then the contract dayrate, duration and other terms would be substantially less favorable to us than the current Esso contract. In addition, there could be significant delays in finding an alternative customer. Thus the loss of, or a renegotiation based on current market conditions of, the Esso contract would materially adversely affect our future results of operations.

     We have had discussions with Esso regarding a possible extension of the July 15, 1999 deadline and/or amendment of contract terms in the event the rig is not delivered by July 15, 1999. These discussions were very preliminary and did not result in an agreement or amendment to the Esso contract. In one of these preliminary and non-binding discussions, one of Esso's representatives raised the possibility of extending the contract deadline in exchange for a substantial reduction of the dayrate. To date, we have indicated to Esso that we are willing to agree to a significantly smaller decrease in the current contract dayrate in return for an extension of the deadline by several months. We may not be able to reach agreement with Esso on the terms of an extension, especially in light of the fact that Esso purports to believe that there is a substantially greater probability that we will miss the July 15, 1999 deadline than we do. On the other hand, we might enter into an agreement with Esso that substantially reduces the contract dayrate, in which the reduction might apply even if we ultimately meet the July 15, 1999 deadline.

     MARINE 500 Drilling Contract. In July 1997, we entered into a drilling contract with a drilling consortium led by WAPET for the MARINE 500. The consortium consists of WAPET, Indonesia Petroleum, Ltd. ("INPEX") and Mobil Exploration and Producing Australia ("MEPA"). Certain other oil companies have an option to participate in the consortium. The contract requires us, prior to delivery of the rig, to upgrade the rig to work in water depths up to 5,000 feet with 15,000 psi drilling equipment, as described below. The contract was originally scheduled for a three-year term beginning in January 1999. However, because the rig was delayed in arriving at the shipyard for the upgrade work as a result of work extensions for its previous customer, we do not expect the rig to be available to commence drilling until late May 1999. This delay, however, did not extend the term of the contract, so the contract will still expire on December 31, 2001. During the term of this contract, the MARINE 500 will work predominantly offshore Western Australia, although the contract entitles the consortium members to use the rig in Southeast Asia, the Pacific Rim, and New Zealand.

     The consortium drilling contract is a master agreement that contemplates separate drilling contracts with the individual consortium members at a base dayrate of $127,500, which is adjusted for each contract based on operating costs in the area in which the rig is to be used. Two of the consortium members, WAPET and INPEX, have committed drilling contracts under the consortium agreement and have agreed under the consortium agreement to be liable for the contract minimum payments to us for the initial contract term ending December 31, 2001. The other consortium members (including MEPA) have made no commitments under the agreement, and are not liable for any payments under the consortium contract until they commit to a drilling contract. The INPEX drilling contract is a two-well contract with up to three option wells to be drilled at an operating dayrate of $150,000 per day. The WAPET drilling contract provides for a dayrate of $168,600 for an unspecified number of wells. Under the contract, a mobilization rate of $166,240, or 98.6% of the operating dayrate, will begin when the rig leaves the shipyard in Singapore, at which time we will also be entitled under the consortium drilling contract to receive an upfront fee of $6 million. The contract provides that the consortium can terminate the contract at any time after January 1, 2001 in exchange for a termination payment of $95,890 for each day remaining in the term of the contract, subject to offset if the rig is otherwise employed. In addition, either party can terminate the WAPET drilling contract after 20 days of certain force majeure events and in the event of certain breaches.

     MARINE 510 Charter. In July 1997, we entered into a Charter Agreement with Shanghai Bureau of Marine Geological Survey ("SBMGS") to charter the KANTAN 3 (now referred to as the MARINE 510), a semi-submersible rig, for a period of five years. The MARINE 510 is a 600-foot water depth rig based upon the Pacesetter design and was built in China in 1984. The Charter Agreement began in mid-May 1998. The Charter Agreement and related agreements require us to pay approximately $26,000 per day during the first year, $23,000 per day during the second year and $24,500 per day for the last three years of the charter for each day that the MARINE 510 is working. The MARINE 510 is currently idle in Singapore. In January 1999, we reached a letter agreement with SBMGS, subject to a definitive agreement, to amend the Charter. This amendment would allow for a variable charter hire fee equal to 60% of rig operating profit (dayrate revenue less operating expenses) and provides an option for us to extend the Charter for up to five years beyond the original five year term. To date, we and SBMGS have been unable to agree on final terms for the amendment and SBMGS has recently proposed terminating the agreement. We are currently evaluating our alternatives with respect to the contract, which may include agreeing to terminate it.

     Marketing Agreement for NANHAI VI. In August 1998, we entered into an agreement, effective through October 1, 1999, with China's Southern Drilling Company to market the 1500-foot water depth rated semi-submersible NANHAI VI. The NANHAI VI is a self-propelled, semi-submersible drilling rig, which was built in 1982 and modified and refurbished in 1995. The rig is technically and economically suitable to be upgraded to 4,000-foot water depth capability. Estimated total lead time required to secure the equipment needed for the upgrade, complete the project and move the rig to first drilling location is one year. If the rig is required to be upgraded, the cost of the upgrade will be funded by the owner. Under the agreement, we are to receive (1) $3,000 per day in management fees while the rig is operating and (2) 50% of all rig-level profits after management fees and amortization over a 36-month period of the costs of any upgrades to the vessel. We are actively marketing the rig, which is currently working for its owners, but would be made available upon consummation of a mutually agreeable drilling contract.

FACILITIES

     Our principal executive offices are located in Sugar Land, Texas and occupy approximately 19,000 square feet of leased space. We also lease a warehouse, storage and repair facility, including approximately 31 acres of land and 60,000 square feet of buildings, in Rosharon, Texas (near Houston). In connection with our foreign operations we lease offices, warehouse space and/or employee living quarters in Australia, Indonesia and Singapore.

LITIGATION

     Jagson International Limited ("Jagson"), an Indian entity, has brought suit against Marine Drilling Companies, Inc. and Marine 300 Series, Inc. The plaintiff has alleged that we agreed to charter two jack-up rigs to the plaintiff during 1992 and that we breached the agreement by failing to charter the rigs resulting in damages in excess of $14,500,000. In August 1995, Jagson filed a suit against us in New Delhi, India that was subsequently withdrawn and filed a second suit in New Delhi against us in October 1995 that was dismissed by the court. In May 1996, Jagson filed a third suit against us in Bombay, India for the same claim and attempted to attach the MARINE 201, located in India at the time. In March 1998, the court dismissed the motion for attachment. Although the third suit is still on file with the court, the MARINE 201 is no longer in India and there have been no further proceedings in the lawsuit. We dispute the existence of the agreement and intend to vigorously defend the suit if Jagson pursues it further. We do not believe this dispute will have a material adverse effect on our results of operations or financial condition.

     Various other claims have been filed against us and our subsidiaries in the ordinary course of business, particularly claims alleging personal injuries. Management believes that we have adequate insurance coverage and has established adequate reserves for any liabilities that may reasonably be expected to result from these claims. In the opinion of our management, no pending claims, actions or proceedings against us or our subsidiaries are expected to have a material adverse effect on our financial position or results of operations.

EMPLOYEES

     As of May 10, 1999, we had approximately 914 employees. The number of employees varies throughout the year depending on the level of drilling activity. We consider relations with our employees to be good. None of our employees is presently represented by labor unions.

     Crew quality is an important factor considered by the customer in selecting a rig. Accordingly, we seek experienced personnel when selecting crews from among the available applicants and we maintain a safety and personnel training program.

                                   MANAGEMENT

     The following table sets forth name, age and positions of our directors and executive officers. Each director will hold office until the next annual meeting of stockholders or until his successor has been elected and qualified. Executive officers are elected by, and serve at the discretion of, our Board of Directors.

NAME                                        AGE                       POSITION(S)
----                                        ---                       -----------
Jan Rask..................................  43    President, Chief Executive Officer and Director
Hugh L. Adkins............................  52    Executive Vice President and Chief Operating
                                                  Officer
V. G. "Buddy" Bounds......................  63    Senior Vice President -- Projects
T. Scott O'Keefe..........................  43    Senior Vice President, Chief Financial Officer and
                                                    Secretary
O. Peter Blom.............................  51    Vice President -- Engineering and Business
                                                  Development
George H. Gentry, III.....................  40    Vice President -- Human Resources
Dale W. Wilhelm...........................  36    Vice President and Controller
Robert L. Barbanell.......................  68    Director and Chairman of the Board
David A. B. Brown.........................  55    Director
Howard I. Bull............................  58    Director
J. C. Burton..............................  60    Director
David B. Robson...........................  60    Director
Robert C. Thomas..........................  70    Director

     Jan Rask has been President, Chief Executive Officer and Director since June 1996. Mr. Rask served as President and Chief Executive Officer of Arethusa (Off-Shore) Limited from May 1993 until the acquisition of Arethusa by Diamond Offshore Drilling, Inc. in April 1996. Mr. Rask joined Arethusa's principal operating subsidiary in 1990 as its President and Chief Executive Officer. Mr. Rask is also a director of Veritas DGC, Inc.

     Hugh L. Adkins was appointed Executive Vice President and Chief Operating Officer in January 1998. He served as Senior Vice President and Operating Manager from March 1993 until January 1998. From March 1992 until March 1993, he was Vice President and Operations Manager. Prior to that time he was the Safety Manager of the Company from August 1990 to March 1992. Mr. Adkins is a director of Norton Drilling Services, Inc.

     V. G. "Buddy" Bounds was appointed Senior Vice President -- Projects of the Company in January 1998. Prior to that time, he served as Director of Deepwater Operations since joining the Company in October 1996. Prior to joining the Company, he was Senior Vice President -- Operations of Arethusa Off-Shore Company since 1992, after serving in the same position with Zapata Offshore Company from March 1990 to September 1992.

     T. Scott O'Keefe joined the Company in January 1998 as Senior Vice President, Chief Financial Officer and Secretary. Prior to joining the Company he was Senior Vice President and Chief Financial Officer of Grey Wolf, Inc. since September 1996. From April 1995 through August 1996, Mr. O'Keefe was a financial consultant providing services to various companies including Grey Wolf, Inc. Prior to April 1995, he was with Convest Energy Corporation and its affiliates for approximately ten years, most recently as Vice President and Chief Financial Officer. Mr. O'Keefe is a certified public accountant.

     O. Peter Blom joined the Company in August 1998 as Vice
President -- Engineering and Business Development. Mr. Blom served as Vice President -- Operations and Business Development of Arethusa (Offshore) Limited from May 1992 until the acquisition of Arethusa by Diamond Offshore Drilling, Inc.

in April 1996. He joined Arethusa's principal operating subsidiary as its Vice President in 1990 and has held other leading positions in the offshore drilling industry since 1975.

     George H. Gentry, III joined the Company in November 1998 as Vice President -- Human Resources. Prior to joining the Company he was Director of Human Resources for Input/Output, Inc. from October 1997 until November 1998. Prior to joining Input/Output he was with Tenneco Energy for thirteen years, most recently as Vice President, Human Resources.

     Dale W. Wilhelm joined the Company in May 1998 as Vice President and Controller. Prior to joining the Company, he was Corporate Controller of Continental Emsco Company since August 1997 and Serv-Tech, Inc. since September 1994. Before joining Serv-Tech, Inc., he was Assistant Corporate Controller of CRSS Inc. since May 1990. Prior to this Mr. Wilhelm was with the public accounting and consulting firm of KPMG Peat Marwick since September 1985, most recently as Audit Manager. Mr. Wilhelm is a certified public accountant.

     Robert L. Barbanell has been a Director of the Company since June 1995 and served as its interim President from May 9, 1996 to July 18, 1996. Mr. Barbanell has served as President of Robert L. Barbanell Associates, Inc., a financial consulting firm, since July 1994. Mr. Barbanell was employed by Bankers Trust New York Corporation from June 1986 to June 1994 as Managing Director and from December 1981 to June 1986 as Senior Vice President. He is also a director of Cantel Industries, Inc., Kaye Group, Inc. and Sentry Technology Corporation.

     David A. B. Brown has been a Director of the Company since June 1995. Mr. Brown has served as President of The Windsor Group, Inc., a strategy consulting firm, since 1984. Prior to that time, Mr. Brown was Chairman of the Board of the Comstock Group from 1988 to 1990. Mr. Brown is also a director of BTU International Inc. and EMCOR Group, Inc.

     Howard I. Bull, a private investor, has been a Director of the Company since June 1995. Mr. Bull served as President, Director and Chief Executive Officer of Dal-Tile International Inc., a manufacturer and distributor of ceramic tile, from April 1994 to June 1997. Prior to that time, Mr. Bull served as President of the Air Conditioning Business Group of York International Corporation ("York") from May 1992 to February 1993 and as the President of the York Applied Systems Division of York from January 1990 to May 1992. From February 1979 to November 1990, Mr. Bull was employed by Baker Hughes, Inc. in several executive positions. Mr. Bull is also a director of National Oilwell, Inc.

     J. C. Burton has been a Director of the Company since May 1998. He served in various engineering and managerial positions with Amoco Corporation from 1963 until his retirement on March 31, 1998. Most recently, he was Group Vice President, International Operations Group, for Amoco Exploration and Production Company.

     David B. Robson has been a Director of the Company since May 1998. He has served as Chairman of the Board and Chief Executive Officer of Veritas DGC Inc. since August 1996. Prior to that time, he held similar positions with Veritas Energy Services, Inc. and its predecessors since 1974.

     Robert C. Thomas has been a Director of the Company since February 1998. Mr. Thomas has served as Senior Associate of Cambridge Energy Research Associates since June 1994. Prior to that time, he served as Chairman and Chief Executive Officer of Tenneco Gas, a subsidiary of Tenneco, Inc., from June 1990 to March 1994. Mr. Thomas is also a director of PetroCorp Incorporated.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and Marine Drilling has agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Salomon Smith Barney Inc. ..................................
Credit Suisse First Boston Corporation......................
ABN AMRO Incorporated.......................................
          Total.............................................  5,000,000
                                                              =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a
concession not in excess of $     per share. The underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share on sales
to certain other dealers. If all of the shares are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.

     Marine Drilling has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     Marine Drilling and its executive officers and directors have agreed that, for a period of 120 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock of Marine Drilling, or any securities convertible into or exchangeable for common stock, subject to certain exceptions. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is listed on the New York Stock Exchange under the symbol "MRL."

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by Marine Drilling in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                PAID BY MARINE DRILLING
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................   $              $
Total.......................................................   $              $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock on the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate number.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     Marine Drilling estimates that the total expenses of this offering will be
$          .

     The underwriters have performed certain investment banking and advisory services for Marine Drilling from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for Marine Drilling in the ordinary course of their business. ABN AMRO Bank N.V., which is the administrative agent and a lender under the bank facility, is an affiliate of ABN AMRO Incorporated. ABN AMRO Incorporated is not a bank. Securities sold, offered, or recommended by ABN AMRO Incorporated are not insured by the Federal Deposit Insurance Corporation; are not guaranteed or endorsed by any bank; are not deposits or any obligation or responsibility of ABN AMRO Bank N.V. or any of its affiliated banks or thrifts and are subject to investment risks, including possible loss in excess of principal deposit.

     Marine Drilling has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas and for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been included or incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the three-month periods ended March 31, 1999 and 1998, respectively, included or incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in our quarterly report on Form 10-Q for the quarter ended March 31, 1999, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the prospectus or prospectus supplement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets at March 31, 1999 (unaudited)
  and at December 31, 1998 and 1997.........................   F-3
Consolidated Statements of Operations for the three months
  ended March 31, 1999 and 1998 (unaudited) and for the
  years ended December 31, 1998, 1997 and 1996..............   F-4
Consolidated Statement of Shareholders' Equity for the three months ended March 31, 1999 (unaudited) and for the years
  ended December 31, 1998, 1997 and 1996....................   F-5
Consolidated Statement of Cash Flows for the three months
  ended March 31, 1999 and 1998 (unaudited) and for the
  years ended December 31, 1998, 1997 and 1996..............   F-6
Notes to Consolidated Financial Statements..................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Marine Drilling Companies, Inc.:

     We have audited the consolidated balance sheets of Marine Drilling Companies, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marine Drilling Companies, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            KPMG LLP

Houston, Texas
January 26, 1999

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                                DECEMBER 31,
                                                               MARCH 31,     -------------------
                                                                  1999         1998       1997
                                                              ------------   --------   --------
                                                              (UNAUDITED)
Current Assets:
  Cash and cash equivalents.................................    $ 29,265     $ 12,576   $ 20,619
  Accounts receivable -- trade and other, net...............      14,057       23,176     46,680
  Prepaid expenses and other................................       1,198        3,290      4,592
  Inventory.................................................         484          579        456
                                                                --------     --------   --------
          Total current assets..............................      45,004       39,621     72,347
Property and Equipment......................................     570,843      500,510    310,122
  Less accumulated depreciation.............................      73,553       68,881     49,635
                                                                --------     --------   --------
          Property and equipment, net.......................     497,290      431,629    260,487
Other.......................................................       4,210        4,434      1,348
                                                                --------     --------   --------
                                                                $546,504     $475,684   $334,182
                                                                ========     ========   ========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................    $ 14,712     $  8,927   $  6,367
  Accrued expenses..........................................      24,207       20,667      7,824
  Current tax liability.....................................          --        2,558      2,113
  Employer's liability claims, current......................         863          770        571
                                                                --------     --------   --------
          Total current liabilities.........................      39,782       32,922     16,875
Long-term debt..............................................     120,000       50,000         --
Employer's liability claims, non-current and other..........       1,598        2,046      1,776
Deferred income taxes.......................................      27,201       29,128     18,090
Minority interest in subsidiary.............................          --           --      1,699
Shareholders' Equity:
  Common stock, par value $.01. Authorized 200,000,000
     shares; issued and outstanding 52,471,042, 52,365,537
     and 51,890,444 shares as of March 31, 1999, December
     31, 1998 and December 31, 1997, respectively...........         525          524        519
  Common stock restricted...................................      (1,408)      (1,596)    (1,249)
  Additional paid-in capital................................     207,517      206,603    201,236
  Retained earnings from January 1, 1993....................     151,289      156,057     95,236
                                                                --------     --------   --------
          Total shareholders' equity........................     357,923      361,588    295,742
                                                                --------     --------   --------
Commitments and contingencies...............................          --           --         --
                                                                --------     --------   --------
                                                                $546,504     $475,684   $334,182
                                                                ========     ========   ========

                See notes to consolidated financial statements.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            FOR THE THREE MONTHS
                                               ENDED MARCH 31,      FOR THE YEARS ENDED DECEMBER 31,
                                            ---------------------   ---------------------------------
                                              1999        1998        1998        1997        1996
                                            ---------   ---------   ---------   ---------   ---------
                                                 (UNAUDITED)
Revenues..................................   $19,827     $57,464    $228,015    $190,257    $110,329
Costs and Expenses:
  Contract drilling.......................    17,572      24,053     102,166      77,847      59,770
  Depreciation and amortization...........     4,728       5,033      20,191      16,995      11,576
  General and administrative..............     3,475       2,900      12,287       7,807       7,498
                                             -------     -------    --------    --------    --------
                                              25,775      31,986     134,644     102,649      78,844
                                             -------     -------    --------    --------    --------
  Operating income (loss).................    (5,948)     25,478      93,371      87,608      31,485
                                             -------     -------    --------    --------    --------
Other Income (Expense):
  Interest expense........................      (113)        (86)       (481)       (575)       (895)
  Interest income.........................       143         537       1,683       2,398       1,261
  Other income (expense)..................       (45)        270         968         405         405
                                             -------     -------    --------    --------    --------
                                                 (15)        721       2,170       2,228         771
                                             -------     -------    --------    --------    --------
Income (loss) before income taxes.........    (5,963)     26,199      95,541      89,836      32,256
Income tax expense (benefit)..............    (1,195)      9,441      34,720      31,456      11,586
                                             -------     -------    --------    --------    --------
Net income (loss).........................   $(4,768)    $16,758    $ 60,821    $ 58,380    $ 20,670
                                             =======     =======    ========    ========    ========
Earnings (loss) per share:
  Basic...................................   $ (0.09)    $  0.32    $   1.16    $   1.13    $   0.46
  Diluted.................................   $ (0.09)    $  0.32    $   1.15    $   1.11    $   0.45
Average common shares:
  Basic...................................    52,402      51,987      52,217      51,572      44,918
  Diluted.................................    52,402      52,600      52,726      52,452      45,748

                See notes to consolidated financial statements.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)
               THREE MONTHS ENDED MARCH 31, 1999 (UNAUDITED) AND
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                       COMMON STOCK
                                         ----------------------------------------
                                               ISSUED             IN TREASURY       ADDITIONAL
                                         -------------------   ------------------    PAID-IN     RESTRICTED   RETAINED
                                           SHARES     AMOUNT    SHARES    AMOUNT     CAPITAL       STOCK      EARNINGS
                                         ----------   ------   --------   -------   ----------   ----------   --------
Balances at December 31, 1995..........  44,169,643    $442     534,210   $(2,016)   $ 92,720     $  (505)    $ 16,931
  Net Income...........................          --      --          --       --           --          --       20,670
  Issuance of stock for stock
    offering...........................   5,584,700      56          --       --       79,109          --           --
  Issuance of stock for MARINE 305.....     882,352       9          --       --        7,491          --           --
  Issuance of restricted common
    stock..............................      80,833       1          --       --          560        (561)          --
  Accrual of compensation expense......          --      --          --       --           --         438           --
  Common stock options exercised.......     477,650       4    (484,120)   1,824          907          --         (745)
  Issuance of common stock for
    401(k).............................      62,891       1     (50,090)     192          789          --           --
  Pre-quasi-reorganization net
    operating loss carryforwards.......          --      --          --       --          834          --           --
  Tax benefits related to common stock
    issued pursuant to long term
    incentive plan.....................          --      --          --       --        2,528          --           --
  Issuance of stock for Non-Employee
    Directors' Plan....................       4,450      --          --       --           54          --           --
                                         ----------    ----    --------   -------    --------     -------     --------
Balances at December 31, 1996..........  51,262,519     513          --       --      184,992        (628)      36,856
  Net income...........................          --      --          --       --           --          --       58,380
  Issuance of restricted common
    stock..............................      76,500      --          --       --        1,323      (1,323)          --
  Accrual of compensation expense......          --      --          --       --           --         590           --
  Forfeitures of restricted common
    stock..............................     (12,000)     --          --       --         (112)        112           --
  Common stock options exercised.......     494,333       5          --       --        1,370          --           --
  Issuance of common stock for
    401(k).............................      66,277       1          --       --        1,285          --           --
  Pre-quasi-reorganization net
    operating loss carryforwards.......          --      --          --       --        8,310          --           --
  Tax benefits related to common stock
    issued pursuant to long term
    incentive plan.....................          --      --          --       --        3,993          --           --
  Issuance of stock for Non-Employee
    Directors' Plan....................       2,815      --          --       --           60          --           --
  Other................................          --      --          --       --           15          --           --
                                         ----------    ----    --------   -------    --------     -------     --------
Balances at December 31, 1997..........  51,890,444     519          --       --      201,236      (1,249)      95,236
  Net income...........................          --      --          --       --           --          --       60,821
  Issuance of restricted common
    stock..............................      76,900       1          --       --        1,176      (1,177)          --
  Accrual of compensation expense......          --      --          --       --           --         659           --
  Forfeitures of restricted common
    stock..............................     (10,000)     --          --       --         (171)        171           --
  Common stock options exercised.......     272,675       3          --       --          748          --           --
  Issuance of common stock for
    401(k).............................     130,890       1          --       --        1,670          --           --
  Tax benefits related to common stock
    issued pursuant to long term
    incentive plan.....................          --      --          --       --        1,892          --           --
  Issuance of stock for Non-Employee
    Directors' Plan....................       4,628      --          --       --           62          --           --
  Other................................          --      --          --       --          (10)         --           --
                                         ----------    ----    --------   -------    --------     -------     --------
Balances at December 31, 1998..........  52,365,537     524          --       --      206,603      (1,596)     156,057
  Net loss.............................          --      --          --       --           --          --       (4,768)
  Issuance of restricted common
    stock..............................         500      --          --       --            8          (8)          --
  Accrual of compensation expense......          --      --          --       --           --         162           --
  Forfeitures of restricted common
    stock..............................      (3,875)     --          --       --          (34)         34           --
  Common stock options exercised.......      45,833      --          --       --          377          --           --
  Issuance of common stock for
    401(k).............................      63,047       1          --       --          436          --           --
  Tax benefits related to common stock
    issued pursuant to long term
    incentive plan.....................          --      --          --       --          127          --           --
                                         ----------    ----    --------   -------    --------     -------     --------
Balances at March 31, 1999.............  52,471,042    $525          --   $   --     $207,517     $(1,408)    $151,289
                                         ==========    ====    ========   =======    ========     =======     ========

                See notes to consolidated financial statements.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 FOR THE THREE
                                                                    MONTHS
                                                                ENDED MARCH 31,     FOR THE YEARS ENDED DECEMBER 31,
                                                              -------------------   --------------------------------
                                                                1999       1998       1998        1997        1996
                                                              --------   --------   ---------   ---------   --------
                                                                  (UNAUDITED)
Cash Flows From Operating Activities:
  Net income (loss).........................................  $ (4,768)  $ 16,758   $  60,821   $  58,380   $ 20,670
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Deferred income taxes...................................    (1,927)     3,670      11,038       4,361      7,585
    Pre-quasi-reorganization net operating loss
      carryforwards.........................................        --         --          --       8,310        834
    Tax benefits related to common stock issued pursuant to
      long-term incentive plan..............................       127      1,919       1,892       3,993      2,528
    Depreciation and amortization...........................     4,728      5,033      20,191      16,995     11,576
    Loss (Gain) on disposition of equipment.................        11       (122)       (884)       (156)      (410)
    Accrual of compensation expense, net....................       162        165         659         590        438
    Issuance of common stock to the employee retirement plan
      and the Non-Employee Directors' Plan..................       814        389       1,733       1,345      1,036
    Increase in receivables.................................     9,119      2,034      23,504     (25,286)    (3,300)
    (Increase) decrease in prepaid expenses, other and
      inventory.............................................     2,187      2,286       1,179      (2,690)       294
    Increase (decrease) in payables, accrued expenses and
      employer's liability claims...........................     6,412     18,435      16,317       8,384     (1,344)
    Other...................................................       224         18      (3,342)     (1,641)      (627)
                                                              --------   --------   ---------   ---------   --------
        Net cash provided by operating activities...........    17,089     50,585     133,108      72,585     39,280
                                                              --------   --------   ---------   ---------   --------
Cash Flows From Investing Activities:
  Purchase of short-term investments........................        --         --          --     (19,514)    (9,729)
  Maturity of short-term investments........................        --         --          --      29,967         --
  Purchase of equipment.....................................   (70,407)   (24,210)   (190,896)    (73,490)   (51,654)
  Acquisition of company, net of cash acquired..............        --         --      (2,519)    (52,531)        --
  Proceeds from disposition of equipment....................         7        174       1,523         251        649
                                                              --------   --------   ---------   ---------   --------
        Net cash used in investing activities...............   (70,400)   (24,036)   (191,892)   (115,317)   (60,734)
                                                              --------   --------   ---------   ---------   --------
Cash Flows From Financing Activities:
  Proceeds from long-term debt..............................    70,000         --      50,000          --     21,500
  Proceeds from sale of common stock........................        --         --          --          --     79,582
  Proceeds from exercise of stock options...................        --        654         751       1,375      1,990
  Issuance cost of sale of common stock.....................        --         --         (10)         15       (417)
  Payments of debt..........................................        --         --          --     (10,000)   (21,500)
                                                              --------   --------   ---------   ---------   --------
        Net cash provided by (used in) financing
          activities........................................    70,000        654      50,741      (8,610)    81,155
                                                              --------   --------   ---------   ---------   --------
        Net increase (decrease) in cash and cash
          equivalents.......................................    16,689     27,203      (8,043)    (51,342)    59,701
Cash and cash equivalents at beginning of period............    12,576     15,619      20,619      71,961     12,260
                                                              --------   --------   ---------   ---------   --------
Cash and cash equivalents at end of period..................  $ 29,265   $ 42,822   $  12,576   $  20,619   $ 71,961
                                                              ========   ========   =========   =========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest................................................  $    967   $     75   $     553   $     620   $    956
    Income taxes............................................     3,011      2,437      21,345      11,835        640
  Noncash investing and financing activities:
    Issuance of 882,352 shares for MARINE 305 rig
      acquisition...........................................  $     --   $     --   $      --   $      --   $  7,500
    Issuance of restricted common stock (500, and 62,300
      shares in three months ended March 31, 1999 and 1998,
      respectively and 76,900, 76,500 and 80,833 shares in
      years ended December 31, 1998, 1997 and 1996,
      respectively).........................................         8        958       1,177       1,323        561
    Forfeitures of restricted common stock (3,875 shares in
      three months ended March 31, 1999 and 10,000, and
      12,000 shares in years ended December 31, 1998 and
      1997, respectively)...................................       (34)        --        (171)       (112)        --
  Business acquisition, net of cash acquired:
    Working capital, other than cash........................  $     --   $     --   $      --   $     766   $     --
    Plant and equipment.....................................        --         --          --     (54,186)        --
    Purchase price in excess of the net assets acquired.....        --         --          --        (828)        --
    Minority interest.......................................        --         --      (2,519)      1,717         --
                                                              --------   --------   ---------   ---------   --------
        Net cash used for acquisition.......................  $     --   $     --   $  (2,519)  $ (52,531)  $     --
                                                              ========   ========   =========   =========   ========

                See notes to consolidated financial statements.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (ALL INFORMATION RELATED TO MARCH 31, 1999 AND 1998 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

     Organization and Business -- The consolidated financial statements include the accounts of Marine Drilling Companies, Inc. ("Parent") and its subsidiaries, Marine Drilling Management Company ("MDMC"), Marine 300 Series, Inc. ("M300SI"), Marine Drilling International, Inc. ("MDII") and Marine Drilling Companies (Norway) ASA ("MDCN ASA"). Unless the context otherwise requires, the term "Company" refers to Marine Drilling Companies, Inc. and its consolidated subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

     The Company is engaged in the business of drilling oil and gas wells in domestic and international locations. International operations have been conducted in India and Southeast Asia.

     Inventory -- Inventory is carried at the lower of cost or market and consists of operating supplies primarily for the Company's international operations.

     Property and Equipment -- Property and equipment are stated at historical cost or the cost assigned to the assets at December 31, 1992 in connection with the adoption of quasi-reorganization accounting procedures. Depreciation is provided on the straight-line method over the estimated remaining useful lives of the assets that are as follows:

                                                             YEARS
                                                            --------
Jack-up rigs (new)........................................  20 to 25
Jack-up rigs (used/refurbished)...........................  5 to 15
Semi-submersible rigs (new)...............................     25
Semi-submersible rigs (used)..............................  10 to 15
Drill string..............................................     4
Other equipment...........................................  3 to 12

     Major renewals and improvements are capitalized and depreciated over the respective asset's useful life. Expenditures for normal maintenance and repairs are charged to expense as incurred. Maintenance and repairs amounted to $1,830,000 and $3,437,000 for the three months ended March 31, 1999 and 1998, respectively, and $12,345,000, $12,066,000 and $8,905,000 in 1998, 1997 and
1996, respectively. When property or equipment is retired, the related assets and accumulated depreciation are removed from the accounts and a gain or loss is reflected in other income (expense). The Company continues to depreciate idle drilling equipment using the same rates as while operating. The Company capitalizes interest expense related to certain capital expenditure projects. Capitalized interest was approximately $1,002,000 for the three months ended March 31, 1999 and $193,000, $49,000 and $61,000 for 1998, 1997 and 1996,
respectively. There was no capitalized interest for the three months ended March 31, 1998.

     The Company reviews its long-lived assets and certain identifiable intangible assets for impairment whenever events or certain changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

     Employer's Liability Claims -- Employer's liability claims, principally arising from actual or alleged personal injuries, are estimates of the Company's liabilities for such occurrences. These claims are classified as current or long-term based upon the periods in which such claims are expected to be funded.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

     Deferred Financing Costs -- Deferred financing costs are amortized over the life of the related debt. Deferred financing costs, net of accumulated amortization were $1,392,000, $1,472,000 and $783,000, at March 31, 1999,
December 31, 1998 and December 31, 1997, respectively.

     Income Taxes -- Deferred tax assets and liabilities are recorded to reflect the future tax consequences of differences between the financial statement and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Revenue Recognition -- Drilling revenues are recorded pursuant to day rate contracts, under which the Company received a fixed amount per day for providing drilling services using the rigs it operates. Revenues are recognized as earned. In connection with drilling contracts, the Company may receive lump sum fees for mobilization of equipment and personnel or for capital improvements to rigs. Significant mobilization and reimbursements are deferred and amortized over the term of the contract. There were no unamortized mobilization and reimbursements as of March 31, 1999 and December 31, 1998. As of December 31, 1997, there was $2,433,000 of unamortized mobilization and reimbursement fees related to the Marine 305 contract.

     Rig Mobilization Costs -- When significant costs are incurred in connection with mobilizing a drilling rig for a new contract, the Company defers and amortizes such costs over the term of the applicable drilling contract. There were no unamortized mobilization costs as of March 31, 1999 and December 31, 1998. There was $2,487,000 of unamortized mobilization costs at December 31, 1997. Mobilization costs incurred in connection with rig purchases are capitalized as part of the purchase price and are depreciated over the life of the rig.

     Stock-Based Compensation -- Statement of Financial Accounting Standards 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation costs for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principals Board Opinion No. 25 "Accounting for Stock issued to Employees," ("APB 25") and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount the employee must pay to acquire the stock. The disclosures required by SFAS 123, however, have been included in Note 8.

     Cash and Cash Equivalents -- The Company generally considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At March 31, 1999 and December 31, 1998, none of the Company's cash on hand was restricted. At December 31, 1997, $5,000,000 of the Company's cash on hand was restricted as a result of cash collateral requirements related to a credit facility used for issuing letters of credit to support the Company's international activities. There were no outstanding letters of credit as of March 31, 1999. As of December 31, 1998 and 1997, letters of credit totaling $908,000 and $2,500,000, respectively, were outstanding.

     Treasury Stock -- Treasury stock is acquired under the cost method and valued upon reissuance using the first-in, first-out method. During 1995, the Company purchased 735,633 shares of common stock at an aggregate cost of $2,659,000. In addition, during 1995, the Company reissued 201,423 shares at an aggregate cost of $643,000 for the employee and non-employee benefit plans. No shares were repurchased during 1996, however, 534,210 shares were reissued at an aggregate cost of $2,016,000 for the employee and non-employee benefit plans. At December 31, 1998, the Company had remaining authorization under the stock purchase program to acquire up to 4,000,000 shares.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

     Capital Structure -- The Company has one class of common stock, par value $0.01. The stock is traded on the NYSE under the symbol MRL. There are 200,000,000 authorized shares of which 52,471,042 is issued and outstanding as of March 31, 1999. Each share of common stock is allowed one voting right.

     Earnings Per Share -- Effective December 1997 the Company was required to adopt Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 introduces the concept of basic earnings per share, which represents net income divided by the weighted average common shares outstanding without the dilutive effects of common stock equivalents (options, warrants, etc). Common stock equivalents with a weighted average of 613,000, 509,000, 880,000 and 830,000 are reflected in the calculation of diluted earnings per share for the quarter ended March 31, 1998 and the years ended December 31, 1998, 1997 and 1996, respectively. For the quarter ended March 31, 1999, there were 2,388,505 stock options outstanding that were not included in the computation of diluted earnings per share. For the years ended December 31, 1998 and 1996, respectively, there were 849,000 and 250,000 stock options outstanding which were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the common shares. For the quarter ended March 31, 1998 and the year ended December 31, 1997, there were no stock options outstanding that were not included in the computation of diluted earnings per share. No adjustment to net income was made in calculating diluted earnings per share for the quarters ended March 31, 1999 and 1998 and the years ended December 31, 1998, 1997 and 1996.

     Reclassification of Accounts -- Certain reclassifications have been made to conform to current year presentation with no effect on net income.

     Concentrations of Credit Risk -- The market for the Company's services and products is the offshore oil and gas industry, and the Company's customers consist primarily of independent and major oil and gas companies. The Company performs ongoing credit evaluations of its customers and obtains collateral security as deemed prudent. The Company has established an adequate allowance for bad debts, and such losses have historically been within management's expectations (see Note 11). At March 31, 1999, December 31, 1998 and December 31, 1997, the Company had cash deposits in one bank. In addition, the Company had mutual funds and commercial paper with a variety of companies and financial institutions with strong credit ratings, and such securities are held until maturity. The Company believes that credit and market risk in such instruments is minimal.

     Fair Values of Financial Instruments -- The fair values of the Company's cash equivalents, trade receivables and trade payables approximated their carrying values due to the short-term maturities of these instruments. The estimated fair value of long-term debt is equivalent to its carrying value due to the floating interest rate (see Note 5).

     Use of Estimates -- Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     Interim Financial Information -- The consolidated interim financial statements of the Company presented herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, these statements include all adjustments (all of which consist of normal recurring adjustments except as otherwise noted herein) necessary to present fairly the Company's financial position and results of operations for the interim periods presented. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results of operations that may be expected for the year.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

(2) ACCOUNTS RECEIVABLE -- TRADE AND OTHER, NET

     Accounts receivables are summarized as follows (in thousands):

                                                                       DECEMBER 31,
                                                         MARCH 31,   -----------------
                                                           1999       1998      1997
                                                         ---------   -------   -------
Trade receivables......................................   $13,418    $22,714   $38,613
Marine 15 fire insurance claim.........................        --         --     7,175
Other receivables......................................       639        462       892
                                                          -------    -------   -------
                                                          $14,057    $23,176   $46,680
                                                          =======    =======   =======

(3) PROPERTY AND EQUIPMENT

     Property and equipment are stated at historical cost or the cost assigned to the assets at December 31, 1992 in connection with the adoption of quasi-reorganization accounting procedures, and are summarized as follows (in thousands):

                                                                      DECEMBER 31,
                                                       MARCH 31,   -------------------
                                                         1999        1998       1997
                                                       ---------   --------   --------
Drilling rigs........................................  $292,129    $292,003   $209,483
Drill string.........................................     8,548       8,622      6,517
Other equipment......................................     6,838       6,611      5,377
Construction in progress.............................   263,328     193,274     88,745
                                                       --------    --------   --------
                                                       $570,843    $500,510   $310,122
                                                       ========    ========   ========

     Depreciation expense was $4,728,000 and $5,001,000 for the three months ended March 31, 1999 and 1998, respectively, and $19,984,000, $16,631,000 and
$11,530,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

(4) ACCRUED EXPENSES

     Accrued expenses are summarized as follows (in thousands):

                                                                        DECEMBER 31,
                                                          MARCH 31,   ----------------
                                                            1999       1998      1997
                                                          ---------   -------   ------
Construction in progress................................   $13,722    $11,320   $   43
Accrued payroll and related taxes.......................     3,594      3,491    2,439
Accrued health benefit plan claims......................       829        740      530
Foreign tax liability...................................     1,995      1,963      845
Other accrued expenses..................................     4,067      3,153    3,967
                                                           -------    -------   ------
                                                           $24,207    $20,667   $7,824
                                                           =======    =======   ======

(5) LONG-TERM DEBT

     In March 1997, the Company entered into a credit agreement ("Credit Facility") with certain banks providing financing up to $100 million to be used for rig acquisitions and upgrades. This agreement included a revolving credit facility available through December 31, 1999, at which point it converted into a four-year term loan. The Credit Facility called for interest and facility fees to be paid quarterly during the terms of both facilities. The term loan facility provided for principal payments quarterly in equal installments beginning March 31, 2000. Interest accrues at a rate of (i) LIBOR plus a margin of .75% to

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

1.25% or (ii) prime plus a margin of 0% to .50%, with margins determined pursuant to a debt to capital calculation. The borrowings were secured by all of the Company's current rig fleet, except for the MARINE 700, as well as certain other assets.

     On August 12, 1998, the Company entered into an agreement (the "Amended Credit Facility") with a consortium of domestic and international banks, which amends the Credit Facility to a five-year revolver, eliminates the term loan conversion feature and increases the credit line to $200 million. The Amended Credit Facility is secured by substantially all of the Company's assets, including its rig fleet. The Company and its subsidiaries will be required to comply with various covenants and restrictions, including, but not limited to, the maintenance of financial ratios and the restriction on payments of dividends. Interest will accrue at a rate of (i) LIBOR plus a margin of .75% to 1.25% with margins determined pursuant to a debt to EBITDA calculation or (ii) prime if a Base Rate Loan. As of March 31, 1999, $120,000,000 was outstanding under the Amended Credit Facility.

     If currently depressed market conditions continue, the Company expects that it will generate substantially reduced EBITDA. In addition, the Company has been substantially increasing its indebtedness under the Amended Credit Facility to fund construction costs on the MARINE 700 and the MARINE 500. As a result, unless there is a significant near-term improvement in market conditions, the Company, following the second quarter of 1999, will likely be unable to satisfy the ratio of indebtedness to EBITDA financial covenant in the Amended Credit Facility. This covenant requires the ratio of indebtedness to EBITDA for the twelve-month period ending on any given date, to be no greater than 3.0 to 1.0. Under the Amended Credit Facility, the Company's failure to satisfy this covenant would give the banks the right to accelerate any outstanding amounts. The Company anticipates that the banks will, if needed, grant the Company a limited waiver from this covenant in part due to the Company's expectation of satisfying this covenant after the MARINE 700 and MARINE 500 are generating revenues under their existing contracts for several quarters. There cannot be any assurance, however, that the Company will be able to obtain any necessary bank waivers, or that any such breach of this financial covenant will not have a material adverse effect on the Company's liquidity.

(6) INCOME TAXES

     Income taxes consist of the following (in thousands):

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1998      1997      1996
                                                          -------   -------   -------
Current:
  U.S. federal..........................................  $17,876   $12,197   $   343
  State.................................................       48        44        --
  Foreign...............................................    3,866     2,551       296
                                                          -------   -------   -------
                                                           21,790    14,792       639
                                                          -------   -------   -------
Other:
  U.S. federal -- deferred..............................   11,038     4,361     7,585
  Pre-quasi-reorganization net operating loss
     carryforwards......................................       --     8,310       834
  Tax benefits related to common stock issued pursuant
     to long-term incentive plan........................    1,892     3,993     2,528
                                                          -------   -------   -------
                                                           12,930    16,664    10,947
                                                          -------   -------   -------
          Total tax expense.............................  $34,720   $31,456   $11,586
                                                          =======   =======   =======

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

     As a result of the adoption of quasi-reorganization accounting procedures on December 31, 1992, the tax effect of the realization of tax attributes generated prior thereto are recorded directly to shareholders' equity as an adjustment to additional paid-in capital and are not reflected as a reduction of income tax expense. The realization of tax attributes prior to the quasi-reorganization are subject to the rules and guidance of the Internal Revenue Service and United States Department of the Treasury as interpreted or applied to situations similar to the Company.

     For the years ended December 31, 1998, 1997 and 1996, the effective tax rates for financial reporting purposes of 36%, 35% and 36%, respectively, approximates the U.S. federal statutory rates of 35%, 35% and 35%. The effective rate was higher than the statutory rate in 1998 and 1996 due to the effect of foreign tax payments for which the Company did not receive U.S. federal tax benefit.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                              -------   --------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 3,775   $ 13,087
  Alternative minimum tax carryforward......................       --        688
  Investment tax, general business and foreign tax credit
     carryforwards..........................................      291        442
  Employer's liability claims...............................      863        733
  Deferred compensation.....................................      119         --
  Allowance for bad debts...................................      456         53
                                                              -------   --------
  Total gross deferred tax assets...........................    5,504     15,003
  Less valuation allowance..................................   (4,066)   (14,270)
                                                              -------   --------
  Net deferred tax assets...................................    1,438        733
                                                              -------   --------
Deferred tax liabilities:
  Plant and equipment, principally due to differences in
     depreciation...........................................   30,001     17,929
  Deferred expenses.........................................      119        766
  Deferred intercompany gains and losses....................      446        128
                                                              -------   --------
  Total gross deferred tax liabilities......................   30,566     18,823
                                                              -------   --------
Net deferred tax liability..................................  $29,128   $ 18,090
                                                              =======   ========

     The valuation allowance for deferred tax assets as of December 31, 1998 and 1997 was $4,066,000 and $14,270,000 respectively. The net change in the total valuation allowance for the years ended December 31, 1998 and 1997 was a decrease of $10,204,000 and $14,710,000 respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods which the deferred tax assets are deductible and the Section 382 limitation as discussed below, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1998.

     At December 31, 1998, the Company had net operating loss carryforwards for federal income tax purposes of $10,787,000, which if not utilized, expire in years 2006 through 2011. The Company also had investment tax credit and general business credit carryforwards for federal income tax purposes of approximately $291,000 at December 31, 1998, which if not utilized, expire in years 1999 to 2000. In late

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

1995 and early 1996, certain venture capital firms holding significant percentages of the Company's common stock sold or distributed their positions. These transactions triggered an ownership change pursuant to Section 382 in March 1996. As a result of this ownership change, the Company's use of its net operating loss, investment tax credit and general business credit carryforwards subsequent to that date will be limited.

(7) BENEFIT PLANS

     1992 LONG TERM INCENTIVE PLAN -- In late 1992, the Company adopted the Marine Drilling 1992 Long Term Incentive Plan ("1992 Plan") which was amended in 1996. Pursuant to the terms of the 1992 Plan, an aggregate of 10,000,000 shares (subject to the restrictions described herein) of common stock are available for distribution pursuant to stock options, SARs and restricted stock. The number of shares of common stock available for distribution is further limited in that no stock options, SARs or restricted stock may be issued if, immediately after such issuance, the number of shares subject to outstanding stock options, SARs and restricted stock awards would exceed 5% of the common stock then outstanding. The shares of common stock subject to any stock option or SAR that terminates without a payment being made in the form of common stock would again become available for distribution pursuant to the 1992 Plan.

     Restricted Common Stock. During 1998, 1997 and 1996, the Company issued restricted stock grants consisting of 76,900, 76,500 and 80,833 shares, respectively, of common stock. These grants generally lapse over four-year periods and the values of the grants are based on the respective closing prices on the day preceding each grant and are recognized as compensation expense over the periods during which the restrictions lapse. Compensation expense related to the issuance of restricted common stock for the years ended December 31, 1998, 1997 and 1996 was $648,000, $590,000 and $438,000, respectively. During 1998 and
1997, 10,000 and 12,000 shares, respectively, of restricted common stock were forfeited. No restricted common stock was forfeited during 1996.

     Common Stock Options. The exercise price of each option equals the market price of the Company's stock on the date of grant. An option's maximum term is ten years. The vesting period ranges from immediately to four years. This period is determined at the issuance of each grant. The following table summarizes stock option transactions pursuant to the 1992 Plan:

                                           1998                    1997                    1996
                                   ---------------------   ---------------------   ---------------------
                                                WEIGHTED                WEIGHTED                WEIGHTED
                                                AVERAGE                 AVERAGE                 AVERAGE
                                                EXERCISE                EXERCISE                EXERCISE
FIXED OPTIONS                        SHARES      PRICE       SHARES      PRICE       SHARES      PRICE
-------------                      ----------   --------   ----------   --------   ----------   --------
Outstanding at beginning of
  year...........................   1,299,547    $ 7.80     1,721,380    $ 5.63     1,880,650    $2.08
Granted..........................     831,500     17.63       117,500     16.38       802,500     9.68
Exercised........................    (245,175)     2.56      (489,333)     2.77      (961,770)    2.07
Forfeited........................    (108,334)    15.74       (50,000)     2.50            --
                                   ----------              ----------              ----------
Outstanding at year end..........   1,777,538    $12.64     1,299,547    $ 7.80     1,721,380    $5.63
                                   ==========              ==========              ==========
Options exercisable at
  year-end.......................     662,079                 473,714                 573,880
Weighted-average fair value of
  options granted during the
  year...........................  $    10.94              $     9.55              $     5.74

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

     The following table summarizes information about fixed-price stock options outstanding and exercisable at December 31, 1998:

                                            OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                           -----------------------------------------------------   ----------------------------------
                                NUMBER          WEIGHTED-AVG.                           NUMBER
                            OUTSTANDING AT        REMAINING       WEIGHTED-AVG.     EXERCISABLE AT     WEIGHTED-AVG.
EXERCISE PRICES            DECEMBER 31, 1998   CONTRACTUAL LIFE   EXERCISE PRICE   DECEMBER 31, 1998   EXERCISE PRICE
---------------            -----------------   ----------------   --------------   -----------------   --------------
$ 1.25 to  2.50..........        192,705          5.6 years           $ 2.20            122,705            $ 2.03
$ 6.00 to  9.44..........        675,000          7.9 years             9.02            368,333              8.94
$10.00 to 18.13..........        734,833          8.7 years            16.13            171,041             13.45
$22.56 to 24.63..........        175,000          9.3 years            23.42                 --                --
                               ---------                                                -------
                               1,777,538          8.1 years           $12.64            662,079            $ 8.82
                               =========                                                =======

     Based upon common stock outstanding as of December 31, 1998 and 1997 and shares reserved for issuance as set forth above, the number of shares then available for future stock options, SARs and restricted stock grants was 7,217,709 and 7,537,284 shares, respectively. The number of shares available due to the 5% limitation was 809,279 and 1,273,730 shares, respectively.

     No compensation costs were recognized in income for 1998, 1997 and 1996 because the Company has elected to continue accounting for such transactions under APB 25.

     NON-EMPLOYEE DIRECTORS' PLAN -- The Company adopted the 1995 Non-Employee Directors' Plan (the "Directors' Plan") effective June 29, 1995. The Directors' Plan provides for the grant of shares and options to acquire common stock to each director who is not an employee of the Company. A maximum of 350,000 shares may be issued pursuant to stock awards or options. Each option granted will vest and become exercisable one year after its grant and will expire ten years from the date the option is granted. The exercise price of each option equals the market price of the Company's stock on the date of grant. No compensation costs were recognized in income.

     The following table summarizes stock option transactions under the Director's Plan as of December 31, 1998:

                                                 1998                  1997                 1996
                                          -------------------   ------------------   ------------------
                                                     WEIGHTED             WEIGHTED             WEIGHTED
                                                     AVERAGE              AVERAGE              AVERAGE
                                                     EXERCISE             EXERCISE             EXERCISE
FIXED OPTIONS                              SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
-------------                             --------   --------   -------   --------   -------   --------
Outstanding at beginning of year........    67,500    $ 6.99     60,000    $ 4.94     50,000    $4.00
Granted.................................    40,000     21.63     12,500     15.63     10,000     9.63
Exercised...............................   (27,500)     4.51     (5,000)     4.00         --       --
Forfeited...............................    (7,500)    13.63         --        --         --       --
                                          --------              -------              -------
Outstanding at year-end.................    72,500    $15.31     67,500    $ 6.99     60,000    $4.94
                                          ========              =======              =======
Options exercisable at year-end.........    32,500               55,000               50,000
Weighted-average fair value of Options
  granted during the year...............  $  13.37              $  9.08              $  5.79

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

     The following table summarizes information about fixed-price stock options outstanding and exercisable at December 31, 1998 under the Director's Plan.

                                        OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                       -----------------------------------------------------   ----------------------------------
                            NUMBER          WEIGHTED-AVG.                           NUMBER
                        OUTSTANDING AT        REMAINING       WEIGHTED-AVG.     EXERCISABLE AT     WEIGHTED-AVG.
EXERCISE PRICES        DECEMBER 31, 1998   CONTRACTUAL LIFE   EXERCISE PRICE   DECEMBER 31, 1998   EXERCISE PRICE
---------------        -----------------   ----------------   --------------   -----------------   --------------
$ 4.00 to  9.53......       25,000            6.6 years           $ 5.13            25,000             $ 5.13
$15.63 to 17.88......       17,500            8.7 years            16.91             7,500              15.63
$22.88...............       30,000            9.4 years            22.88                --                 --
                            ------                                                  ------
                            72,500            7.8 years           $15.31            32,500             $ 7.55
                            ======                                                  ======

     During 1998 and 1997, 4,628 and 2,815 shares were issued as stock awards and related compensation expense of $169,000 and $151,000 was recognized in 1998 and 1997, respectively.

     EMPLOYEE 401(k) PROFIT SHARING PLAN -- The Company has a 401(k) Profit Sharing Plan (the "401(k) Plan") covering substantially all of its employees who have been employed at least three months. The Company matches employees' contributions to the Plan on a dollar-for-dollar basis, in the form of Company common stock, up to 6% of their eligible compensation. During 1998, 1997 and 1996, the Company made matching contributions with the Company's common stock totaling $1,704,000, $1,303,000 and $1,014,000, respectively.

     EXECUTIVE DEFERRED COMPENSATION PLAN -- The Company adopted the Executive Deferred Compensation Plan (the "Executive Plan") effective December 31, 1994. Employees who participate in the Executive Plan are selected by an Administrative Committee. Under the Executive Plan, the participating executives may elect (i) to defer up to 80% of compensation after reaching the limitations applicable to the Company's 401(k) Plan and (ii) to defer any excess contributions refunded by the 401(k) Plan. The Company matches executives' contributions to the Executive Plan on a dollar-for-dollar basis, in cash up to 6% of their eligible compensation. As of December 31, 1998, and 1997 the amount deferred under the Executive Plan was $338,000 and $252,000, respectively.

(8) ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for its fixed stock option plans. If the Company had elected to recognize compensation cost based on the fair value of the options at the grant date as prescribed by SFAS 123, net income and net income per share would approximate the pro forma amounts indicated below (in thousands except per share data):

                                                           1998      1997      1996
                                                          -------   -------   -------
Net income:
  As reported...........................................  $60,821   $58,380   $20,670
  Pro forma.............................................   57,677    56,988    19,497
Basic earnings per share:
  As reported...........................................     1.16      1.13      0.46
  Pro forma.............................................     1.10      1.11      0.43
Diluted earnings per share:
  As reported...........................................     1.15      1.11      0.45
  Pro forma.............................................     1.09      1.09      0.43

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions.

                                                             1998      1997      1996
                                                            -------   -------   -------
Expected dividend yield...................................       --        --        --
Expected price volatility.................................  70.0%..     63.2%     63.8%
Risk-free interest rate...................................  5.3%...      5.4%      6.2%
                                                                  5
Expected life of option...................................  years..   5 years   5 years

     The effects of applying SFAS 123 in the pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years were not anticipated in the calculations.

(9) SHAREHOLDERS RIGHTS PLAN

     The Company adopted a shareholder rights plan on November 8, 1996, designed to assure that the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers and other abusive takeover tactics to gain control of the Company without paying all shareholders a fair price. The rights plan was not adopted in response to any specific takeover proposal. Under the rights plan, the Company issued one preferred share purchase right (a "Right") with respect to each outstanding share of common stock outstanding on November 20, 1996. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Junior Participating Preferred Stock, $.01 par value per share (the "Preferred Shares"), of the Company at a price of $56.00 per one one-thousandth of a Preferred Share, subject to adjustment. The Rights are not currently exercisable and will become exercisable only in the event a person or group acquires beneficial ownership of 15% or more of the Company's common stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $1.00 in cash or (ii) in the aggregate, 1,000 times the dividend declared on the common stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive a preferential liquidation payment equal to the greater of (i) $1,000 per share or (ii) in the aggregate, 1,000 times the payment made on the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per share of common stock. Each whole Preferred Share shall be entitled to 1,000 votes on all matters submitted to a vote of the shareholders of the Company, and Preferred Shares shall generally vote together as one class with the common stock and any other capital stock on all matters submitted to a vote of shareholders of the Company. The Rights will expire on November 19, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company.

(10) COMMITMENTS AND CONTINGENCIES

     India Lawsuit -- Jagson International Limited ("Jagson"), an Indian entity, has brought suit against Marine Drilling Companies, Inc. and Marine 300 Series, Inc. The plaintiff has alleged that the Company agreed to charter two jack-up rigs to the plaintiff during 1992 and that it breached the agreement by failing to charter the rigs resulting in damages in excess of $14,500,000. In August 1995, Jagson filed a suit against the Company in New Delhi, India that was subsequently withdrawn and filed a second suit in New Delhi against the Company in October 1995 that was dismissed by the court. In May 1996, Jagson filed a third suit against the Company in Bombay, India for the same claim and attempted to attach the MARINE 201, located in India at the time. In March 1998, the court dismissed the motion for

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES attachment. Although the third suit is still on file with the court, the MARINE 201 is no longer in India and there have been no further proceedings in the lawsuit. The Company disputes the existence of the agreement and intends to vigorously defend the suit if Jagson pursues it further. The Company does not believe this dispute will have a material adverse effect on its results of operations or financial condition.

     Legal Proceedings -- The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

     Operating Leases -- The Company rents certain equipment and other property under operating leases. Rental expense was $1,722,000, $1,836,000 and $2,208,000 in 1998, 1997 and 1996, respectively. Aggregate future minimum rental payments relating to operating leases not including the charter fee for the MARINE 510, are as follows (in thousands):

                                                    1999   2000   2001   2002   2003
                                                    ----   ----   ----   ----   ----
Office and equipment leases.......................  $702   $452   $302   $294   $291
                                                    ====   ====   ====   ====   ====

     Shipyard Contracts -- In December 1997, the company entered into an agreement whereby HAM Marine, Inc. ("HAM") would complete construction of the MARINE 700 semi-submersible drilling rig in their shipyard in Pascagoula, Mississippi for $87 million. The shipyard contract calls for HAM to fabricate certain components of the rig and install certain drilling equipment provided by the Company ("Owner Furnished Equipment" or "OFE"). The shipyard contract calls for monthly progress payments based on the percent complete.

     The Company originally estimated that the OFE would cost approximately $99 million including capitalized interest and other soft costs resulting in a total estimated cost to complete the drilling rig of $186 million. Construction of the rig has progressed since the signing of the shipyard contract and through March 31, 1999, the Company has paid HAM approximately $82 million in progress payments and incurred approximately $90 million for OFE and other related construction costs.

     The shipyard contract initially contemplated a delivery date of February 17, 1999. However, due in part to three tropical storms along the Mississippi Gulf Coast, including Hurricane Georges, and engineering and construction delays, the expected completion date for the MARINE 700 is now late second quarter 1999. Additionally, due to the delays, the anticipated construction and outfitting cost has increased to approximately $220 million. Included in the increase over the original cost estimate is the cost of change orders initiated by Esso, the Company's customer. Current estimates for the cost of these change orders is approximately $6.3 million which the Company is entitled to recover through an increase in the dayrate during the term of the five-year drilling contract of approximately $5,000 per day.

     In December 1997, the Company signed a contract with Jurong Shipyard Limited ("Jurong") in Singapore to upgrade the MARINE 500 to fourth-generation capabilities for approximately $38 million. Change orders have now increased the shipyard costs to approximately $48 million. In addition to this $48 million, the Company currently estimates that the OFE will cost approximately $77 million, including capitalized interest and project management costs, resulting in a total estimated cost to upgrade the drilling rig of approximately $125 million. Through March 31, 1999, the Company has paid Jurong approximately $18 million in progress payments and incurred approximately $67 million for OFE and other related construction costs. The contract anticipated that the rig would arrive in the Singapore shipyard on July 15, 1998 and be completed by December 31, 1998. Since the MARINE 500 did not arrive in the shipyard until October 13, 1998 due to an extension of work under its previous drilling contract, the Company now expects to complete construction of the MARINE 500 during the second quarter of 1999.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

     Charter Agreement -- In July 1997, the Company entered into a Charter Agreement with Shanghai Bureau of Marine Geological Survey ("SBMGS") to charter the KANTAN 3 (now referred to as the MARINE 510), a semi-submersible rig, for a period of five years. The MARINE 510 is a 600-foot water depth rig based upon the Pacesetter design and was built in China in 1984. The Charter Agreement began in mid-May 1998. The Charter Agreement and related agreements require us to pay approximately $26,000 per day during the first year, $23,000 per day during the second year and $24,500 per day for the last three years of the charter for each day that the MARINE 510 is working. The MARINE 510 is currently idle in Singapore. In January 1999, the Company reached a letter agreement with SBMGS, subject to a definitive agreement, to amend the Charter. This amendment would allow for a variable charter hire fee equal to 60% of rig operating profit (dayrate revenue less operating expenses) and provides an option for the Company to extend the Charter for up to five years beyond the original five year term. To date, the Company and SBMGS have been unable to agree on final terms for the amendment and SBMGS has recently proposed terminating the agreement. The Company is currently evaluating its alternatives with respect to the contract, which may include agreeing to terminate it.

     Marketing Agreement for NANHAI VI -- In August 1998, the Company entered into an agreement effective through October 1, 1999, with China's Southern Drilling Company to market and manage the 1500-foot water depth rated semi-submersible NANHAI VI. The NANHAI VI is a self-propelled, semi-submersible drilling rig, which was built in 1982 and modified and refurbished in 1995. The rig is technically and economically suitable to be upgraded to 4,000-foot water depth capability. Estimated total lead time required to secure the equipment needed for the upgrade, complete the project and move the rig to first drilling location is one year. If the rig is required to be upgraded, the cost of the upgrade will be funded by the owner. The Company is actively marketing the rig, which is currently working, but would be made available by Southern Drilling Company upon consummation of a mutually agreeable drilling contract.

(11) SEGMENT AND RELATED INFORMATION

     In 1997, the Financial Accounting Standards Board issued Statement No. 131 "Disclosures about Segments of an Enterprise and Related Reporting" (SFAS 131). As required the Company has adopted SFAS 131. For reporting purposes the Company defines its segments as shallow water drilling (jack-up rigs) and deepwater drilling (semi-submersibles). The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on income before taxes and non-recurring items. Operating income consists of revenues less the related operating costs and expenses, including depreciation and allocated operation support, excluding interest and unallocated corporate expenses. Identifiable assets by operating segment include assets directly identified with those operations.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

     The following table sets forth consolidated financial information with respect to the Company and its subsidiaries by operating segment (in thousands):

                                             JACK-UP        SEMI      CORPORATE &
                                            OPERATIONS   OPERATIONS      OTHER       TOTAL
                                            ----------   ----------   -----------   --------
THREE MONTHS ENDED MARCH 31:
  1999
     Revenues.............................   $ 19,827     $     --     $     --     $ 19,827
     Operating Income (Loss)..............       (788)        (887)      (4,273)      (5,948)
     Identifiable Assets..................    157,296      348,454       40,754      546,504
     Capital Expenditures.................        594       69,582          231       70,407
     Depreciation & Amortization..........      3,929            1          798        4,728
  1998
     Revenues.............................   $ 51,808     $  5,656     $     --     $ 57,464
     Operating Income (Loss)..............     26,690        2,325       (3,537)      25,478
     Identifiable Assets..................    174,096      143,328       58,721      376,145
     Capital Expenditures.................      1,650       21,901          659       24,210
     Depreciation & Amortization..........      3,409          987          637        5,033
YEARS ENDED DECEMBER 31:
  1998
     Revenues.............................   $192,667     $ 35,348     $     --     $228,015
     Operating Income (Loss)..............     97,714       10,940      (15,283)      93,371
     Identifiable Assets..................    166,622      280,684       28,378      475,684
     Capital Expenditures.................     27,368      158,267        5,261      190,896
     Depreciation & Amortization..........     13,923        3,272        2,996       20,191
  1997
     Revenues.............................   $172,143     $ 18,114     $     --     $190,257
     Operating Income (Loss)..............     93,276        4,632      (10,300)      87,608
     Identifiable Assets..................    179,584      123,280       31,318      334,182
     Capital Expenditures.................     39,574       84,366        3,736      127,676
     Depreciation & Amortization..........     11,260        3,242        2,493       16,995
  1996
     Revenues.............................   $110,329     $     --     $     --     $110,329
     Operating Income (Loss)..............     40,980         (333)      (9,162)      31,485
     Identifiable Assets..................    126,810       38,092       90,045      254,947
     Capital Expenditures.................     17,967       38,062        3,125       59,154
     Depreciation & Amortization..........      9,912           --        1,664       11,576

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

     The Company also provides services in both domestic and foreign locations. The following table sets forth financial information with respect to the Company and its subsidiaries by geographic area (in thousands):

                                  THREE MONTHS ENDED
                                       MARCH 31,           YEARS ENDED DECEMBER 31,
                                  -------------------   ------------------------------
                                    1999       1998       1998       1997       1996
                                  --------   --------   --------   --------   --------
Revenues:
  United States.................  $ 19,827   $ 43,919   $161,974   $157,349   $104,969
  India.........................        --      1,299      4,585      5,381      5,360
  Southeast Asia................        --     12,246     61,456     27,527         --
Long-Lived Assets:
  United States.................   303,667    256,205    264,550    158,432     87,193
  India.........................        --     13,588         --     13,214     14,195
  Southeast Asia................   159,232    106,196    131,959     88,841     38,062
  Other Foreign.................    34,391        156     35,120         --      9,287

     The Company negotiates drilling contracts with a number of customers for varying terms, and management believes it is not dependent upon any single customer. For the three months ended March 31, 1999 and 1998 and the years 1998, 1997 and 1996, sales to customers that represented 10% or more of consolidated drilling revenues were as follows (in thousands):

                                     THREE MONTHS ENDED
                                          MARCH 31,                       YEARS ENDED DECEMBER 31,
                         -------------------------------------------   ------------------------------
                                 1999                   1998                   1998            1997
                         --------------------   --------------------   --------------------   -------
                                      % OF                   % OF                   % OF
                                     TOTAL                  TOTAL                  TOTAL
                         REVENUE    REVENUE     REVENUE    REVENUE     REVENUE    REVENUE     REVENUE
                         -------   ----------   -------   ----------   -------   ----------   -------
Customer A.............  $2,208        11%      $ 1,261        2%      $13,772        6%      $11,371
Customer B.............   6,578        33%       11,652       20%       54,381       24%       48,235
Customer C.............   2,494        13%           --       --        26,205       12%           --
Customer D.............      --        --         3,148        6%       13,488        6%       16,800
Customer E.............      --        --         6,458       11%       15,080        7%        9,410
Customer F.............      --        --         5,656       10%       19,792        8%        8,207


                             YEARS ENDED DECEMBER 31,
                         ---------------------------------
                            1997              1996
                         ----------   --------------------
                            % OF                   % OF
                           TOTAL                  TOTAL
                          REVENUE     REVENUE    REVENUE
                         ----------   -------   ----------
Customer A.............       6%      $20,461       19%
Customer B.............      25%       17,629       16%
Customer C.............      --            --       --
Customer D.............       9%        3,634        3%
Customer E.............       5%           --       --
Customer F.............       4%           --       --

     As is typical in the industry, the Company does business with a relatively small number of customers at any given time. The loss of any one of such customers could, at least on a short-term basis, have a material adverse effect on the Company's profitability. Management believes, however, that at current levels of drilling activity, the Company would have alternative customers for its services if it lost any single customer and that the loss of any one customer would not have a material adverse effect on the Company on a long-term basis.

(12) RELATED PARTY TRANSACTIONS

     In August 1997 Marine Drilling Companies (Norway) ASA acquired 100% of Norwegian Drilling Technology AS ("NDT") a Norwegian corporation. Idar Iversen, former President and Chief Executive Officer of Marine Drilling Companies (Norway) ASA owned 50% of NDT at the time of the purchase. Mr. Iversen no longer has any interests in NDT and is no longer employed by the Company.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

(13) UNAUDITED QUARTERLY FINANCIAL DATA

     A summary of unaudited quarterly consolidated financial information for 1999, 1998 and 1997 is as follows (in thousands):

                                                  FIRST
                     1999                        QUARTER
                     ----                        -------
Revenues.......................................  $19,827
Operating loss.................................   (5,948)
Loss before income taxes.......................   (5,963)
Income tax benefit.............................   (1,195)
Net loss.......................................   (4,768)
Basic loss per share...........................  $ (0.09)
Diluted loss per share.........................  $ (0.09)
Basic average common shares....................   52,402
Diluted average common shares..................   52,402

                                                  FIRST    SECOND     THIRD    FOURTH
                     1998                        QUARTER   QUARTER   QUARTER   QUARTER
                     ----                        -------   -------   -------   -------
Revenues.......................................  $57,464   $64,141   $63,452   $42,958
Operating income...............................   25,478    30,864    26,199    10,830
Income before income taxes.....................   26,199    31,469    26,809    11,064
Income tax expense.............................    9,441    11,360     9,884     4,035
Net income.....................................   16,758    20,109    16,925     7,029
Basic earnings per share(1)....................  $  0.32   $  0.38   $  0.32   $  0.13
Diluted earnings per share(1)..................  $  0.32   $  0.38   $  0.32   $  0.13
Basic average common shares....................   51,987    52,240    52,289    52,334
Diluted average common shares..................   52,600    52,932    52,623    52,542

                                                  FIRST    SECOND     THIRD    FOURTH
                     1997                        QUARTER   QUARTER   QUARTER   QUARTER
                     ----                        -------   -------   -------   -------
Revenues.......................................  $36,750   $44,486   $51,198   $57,823
Operating income...............................   14,912    19,875    24,852    27,969
Income before income taxes.....................   15,659    20,520    25,206    28,451
Income tax expense.............................    5,481     7,182     8,918     9,875
Net income.....................................   10,178    13,338    16,288    18,576
Basic earnings per share(1)....................  $  0.20   $  0.26   $  0.32   $  0.36
Diluted earnings per share(1)..................  $  0.19   $  0.25   $  0.31   $  0.35
Basic average common shares....................   51,330    51,408    51,651    51,884
Diluted average common shares..................   52,494    52,604    52,601    52,856

---------------

(1) Quarterly net income per common share may not total to annual results due to rounding.

PROSPECTUS

                        MARINE DRILLING COMPANIES, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
LOGO                                WARRANTS
                             ---------------------

     Marine Drilling Companies, Inc. ("Marine" or the "Company") may offer and sell from time to time, (i) unsecured debt securities, in one or more series, consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"), (ii) shares of preferred stock, par value $.01 per share of the Company, in one or more series (the "Preferred Stock"), (iii) shares of common stock of the Company, par value $.01 per share (the "Common Stock"), (iv) warrants (the "Warrants") to purchase Common Stock and (v) guarantees, if any, of the Company's payment obligations under any Debt Securities, given by one or more subsidiaries of the Company named herein (the "Subsidiary Guarantees"). The Company may offer and sell up to $300,000,000 aggregate public offering price of Debt Securities, Preferred Stock, Common Stock, Warrants and Subsidiary Guarantees (collectively, the "Securities"). The Securities may be offered in separate series in amounts, and prices, and on terms to be determined at or prior to the time of sale.

     The specific terms of the particular Securities to be issued will be set forth in a supplement to this Prospectus (a "Prospectus Supplement"), which will be delivered together with this Prospectus, including, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior or subordinated Debt Securities, maturity, rate or rates (or method of determining the same) and time or times for the payment of interest, if any, any exchangeability or conversion terms, any terms for optional or mandatory redemption or repurchase, or payment of additional amounts or any sinking fund provisions, whether or not such Debt Securities are guaranteed by subsidiaries of the Company, and any other specific terms of such Debt Securities, (ii) in the case of Preferred Stock, the specific designation, number of shares and liquidation value thereof and the dividend, liquidation, redemption, voting and other rights, including conversion or exchange rights, if any, and any other specific terms, (iii) in the case of Common Stock, the number of shares, and (iv) in the case of Warrants, the number and terms thereof, the number of shares of Common Stock issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and the duration and detachability thereof. The Prospectus Supplement will also contain information regarding the initial public offering price, the net proceeds to the Company and, where applicable, the United States Federal income tax considerations relating to the Securities covered by the Prospectus Supplement and a description of certain factors that should be considered in connection with an investment in the Securities covered by the Prospectus Supplement. Debt Securities may be issued in registered form or bearer form with or without interest coupons attached, or both. In addition, all or a portion of the Debt Securities of a series may be issuable in temporary or permanent global form. Debt Securities in bearer form are offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

     The Securities may be sold directly by the Company to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Securities in respect of which the Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement.

     The Common Stock is listed on the New York Stock Exchange under the symbol "MRL." The Prospectus Supplement will contain information about any listing on a securities exchange of the Securities covered by the Prospectus Supplement.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

June 19, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices located at Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is traded on the New York Stock Exchange. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information contained in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected at the Commission's offices, without charge or copies of which may be obtained from the Commission upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.
                             ---------------------
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-18309) pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

     3. The description of the Common Stock contained in the Registration Statement on Form 8-B filed with the Commission on February 21, 1990, as amended by Form 8 filed with the Commission on November 9, 1992, and any subsequent amendment thereto filed for the purpose of updating such description.

     4. The description of the Company's Preferred Share Purchase Rights contained in the Company's Registration Statement on Form 8-A dated November 15, 1996.

     All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, One Sugar Creek Center Blvd., Suite 600, Sugar Land, Texas 77478-3556, Attention: Investor Relations (telephone: 281/243-3000).

                             ---------------------

                                  THE COMPANY

     The Company is engaged in the offshore contract drilling of oil and gas wells for independent and major oil and gas companies. As of the date of this Prospectus, the Company owns and operates a fleet of 16 offshore drilling rigs, consisting of five independent leg jack-up units, three of which have a cantilever feature, nine mat supported jack-up units, four of which have a cantilever feature, and two semi-submersible units. The Company operates an additional semi-submersible drilling rig under a bareboat charter.

     The Company was incorporated in Texas in January, 1990, although the Company or its predecessors have been engaged in offshore contract drilling since 1966. The Company's principal executive office is located at One Sugar Creek Center Boulevard, Suite 600, Sugar Land, Texas 77478-3556 and the Company's telephone number is (281) 243-3000. The "Company" or "Marine" refers to Marine Drilling Companies, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise suggests.

                                USE OF PROCEEDS

     Unless otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Securities offered by this Prospectus and the Prospectus Supplement (the "Offered Securities") will be used for general corporate purposes, which may include repayment of indebtedness, acquisitions, additions to working capital, and capital expenditures. Until so utilized, it is expected that such net proceeds will be invested in interest bearing time deposits or short-term marketable securities.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
            EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the ratio of earnings to fixed charges and combined ratio of earnings to fixed charges and preferred stock dividend requirements for the Company for the periods indicated:

                                                                                     THREE MONTHS
                                                     YEAR ENDED DECEMBER 31,            ENDED
                                               -----------------------------------    MARCH 31,
                                               1993   1994    1995    1996   1997        1998
                                               ----   -----   -----   ----   -----   ------------
Ratio of earnings to fixed charges...........  41.2   131.3      --   33.1   94.8       223.0
Ratio of earnings to combined fixed charges
  and preferred stock dividend
  requirements...............................  41.2   131.3      --   33.1   94.8       223.0

     For purposes of computing the ratio of earnings to fixed charges: (i) earnings consist of income before provision for income taxes plus fixed charges as described below, excluding capitalized interest for the period and (ii) fixed charges consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements: (a) earnings consist of income before provision for income taxes plus fixed charges and preferred stock dividend requirements, excluding capitalized interest for the period and (b) fixed charges and preferred stock dividend requirements consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness, the portion of rental expense representative of the interest factor attributable to leases for rental property and preferred stock dividends.

     Because of losses, earnings were not sufficient to cover fixed charges by $6,228,000 for the year ended December 31, 1995. The Company had no preferred stock dividend requirement for the periods indicated.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will constitute either senior or senior subordinated debt of the Company ("Senior Debt Securities"), or subordinated debt of the Company ("Subordinated Debt Securities"). Senior Debt Securities and Subordinated Debt Securities will be issued pursuant to separate indentures (respectively, a "Senior Debt Indenture" and a "Subordinated Debt Indenture"), in each case between the Company, the Subsidiary Guarantors and Chase Bank of Texas, National Association as trustee (the "Trustee"), and in substantially the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The Senior Debt Indenture and the Subordinated Debt Indenture, as amended or supplemented from time to time, are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." The following summaries of provisions of the Indentures and the Debt Securities do not purport to be complete and such summaries are subject to the detailed provisions of the applicable Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein. Article or section references in parentheses below are to articles or sections in both Indentures unless otherwise indicated. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical, except for provisions relating to subordination and conversion.

     The Debt Securities may be issued from time to time in one or more series. The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities of all series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described therein.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

  General

     The Debt Securities will be unsecured senior, senior subordinated or subordinated obligations of the Company and may be issued from time to time in one or more series. The payment obligations of the Company under any Debt Securities may, if specified in any Prospectus Supplement, be fully and unconditionally guaranteed by one or more of the following subsidiaries of the
Company: Marine Drilling Management Company, Marine Drilling International, Inc. and Marine 300 Series, Inc. (the "Subsidiary Guarantors"). If any series of Debt Securities is guaranteed by a Subsidiary Guarantor (a "Subsidiary Guarantee"), the applicable Prospectus Supplement will identify each Subsidiary Guarantor and describe such Subsidiary Guarantee, including the circumstances in which it may be released. Any guarantee of Debt Securities by a Subsidiary Guarantor will be on a full and unconditional basis.

     Except as may be set forth in any Prospectus Supplement, the Indentures do not limit the amount of Debt Securities, debentures, notes or other types of indebtedness that may be issued by the Company or any of its Subsidiaries nor do they restrict transactions between the Company and its affiliates or the payment of dividends or other distributions by the Company to its stockholders. The rights of holders of Debt Securities will be limited to the assets of the Company and the Debt Securities will not be obligations of any of the Company's Subsidiaries, except in the case of any Debt Securities that are guaranteed by such Subsidiaries. In addition, other than as may be set forth in any Prospectus Supplement, the Indentures do not and the Debt Securities will not contain any covenants or other provisions that are intended to afford holders of the Debt Securities special protection in the event of either a change of control of the Company or a highly leveraged transaction by the Company.

     The Company conducts substantially all of its operations through its Subsidiaries. Accordingly, the Company's ability to meet its cash obligations is dependent upon the ability of its Subsidiaries to make cash distributions to the Company. The ability of its Subsidiaries to make distributions to the Company is and will continue to be restricted by, among other limitations, applicable provisions of the laws of national and state governments and contractual provisions. Except as may be set forth in any Prospectus Supplement, the Indentures do not limit the ability of the Company's Subsidiaries to incur such restrictions in the future. The right of the Company to participate in the assets of any Subsidiary (and thus the ability of Holders of the Debt Securities to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that Subsidiary, except to the extent that the Company is recognized as a creditor of such Subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such Subsidiary. Unless they are guaranteed by the Company's Subsidiaries, therefore, the Debt Securities will be structurally subordinated to creditors, including trade creditors, of Subsidiaries of the Company with respect to the assets of the Subsidiaries against which such creditors have a more direct claim.

     Reference is made to the relevant Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such Offered Debt Securities): (i) the title of the Offered Debt Securities; (ii) the classification of such Debt Securities as either Senior Debt Securities or Subordinated Debt Securities (including the further classification of Senior Debt Securities as either senior debt or senior subordinated debt); (iii) whether the Offered Debt Securities that constitute Subordinated Debt Securities are convertible into Common Stock and, if so, the terms and conditions upon which such conversion will be effected including the initial conversion price or conversion rate (the "Conversion Price") and any adjustments thereto, the conversion period and other conversion provisions in addition to or in lieu of those described herein; (iv) any limit on the aggregate principal amount of the Offered Debt Securities; (v) whether the Offered Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, whether any of the Offered Debt Securities are to be issuable initially in temporary global form and whether any of the Offered Debt Securities are to be in permanent global form; (vi) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (vii) the date or dates on which the Offered Debt Securities will mature; (viii) the rate or rates per annum (or the method by which such will be determined) at which the Offered Debt Securities will bear interest, if any, and the date from which any such interest will accrue; (ix) the Interest Payment Dates on which any such interest on the Offered Debt Securities will be payable, the Regular Record Date for any interest payable on any Offered Debt Securities which are Registered Securities on any Interest Payment Date and the extent to which, or the manner in which, any interest payable on a temporary global Offered Debt Security on an Interest Payment Date will be paid; (x) any mandatory redemption, sinking fund or analogous provisions; (xi) each office or agency where, subject to the terms of the Indentures as described below under "Payment and Paying Agents," the principal of and any premium and interest on the Offered Debt Securities will be payable and each office or agency where, subject to the terms of the Indentures as described below under "Form, Exchange, Registration and Transfer," the Offered Debt Securities may be presented for registration of transfer or exchange; (xii) the right of the Company to redeem the Offered Debt Securities at its option and the period or periods within which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption; (xiii) the denominations in which any Offered Debt Securities which are Registered Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof, and the denomination or denominations in which any Offered Debt Securities which are Bearer Securities will be issuable, if other than the denomination of $5,000; (xiv) the currency or currencies (including composite currencies) in which payment of principal of and any premium and interest on the Offered Debt Securities is payable if other than U.S. dollars;
(xv) any index used to determine the amount of payments of principal of and any premium and interest on the Offered Debt Securities; (xvi) information with respect to book-entry procedures, if any; (xvii) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Offered Debt Securities; (xviii) whether the

Offered Debt Securities are to be guaranteed by Subsidiary Guarantors and, if so, the terms of such Subsidiary Guarantees; (xix) whether the legal and covenant defeasance provisions of the Indenture are applicable to the Offered Debt Securities of such series and any additional means of discharge or conditions thereto applicable to such series; (xx) any subordination provisions with respect to the Offered Debt Securities of such series (and any related Subsidiary Guarantees) in addition to or in lieu of those set forth herein; and
(xxi) any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indentures. (Section 301) Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities.

     Debt Securities may be issued as Original Issue Discount Securities. An Original Issue Discount Security is a Debt Security, including any Zero-Coupon Security, which is issued at a price lower than the principal amount payable upon the Stated Maturity thereof and which provides that upon redemption or acceleration of the maturity thereof an amount less than the amount payable upon the Stated Maturity thereof and determined in accordance with the terms of such Debt Security shall become due and payable. Special United States federal income tax considerations applicable to Debt Securities issued at an original issue discount, including Original Issue Discount Securities, and special United States tax considerations and other terms and restrictions applicable to any Debt Securities which are issued in bearer form, offered exclusively to United States Aliens or denominated in other than United States dollars, will be set forth in the Prospectus Supplement relating thereto.

  Form, Exchange, Registration and Transfer

     Debt Securities of a series may be issuable in definitive form solely as Registered Securities, solely as Bearer Securities or as both Registered Securities and Bearer Securities. Unless otherwise indicated in an applicable Prospectus Supplement, Bearer Securities will have interest coupons attached. (Section 201) The Indentures also provide that Debt Securities of a series may be issuable in temporary or permanent global form. (Section 201)

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In addition, if Debt Securities of any series are issuable as both Registered Securities and Bearer Securities, at the option of the Holder, and subject to the terms of the applicable Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer Securities surrendered in exchange for Registered Securities between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest accrued as of such date will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the terms of the applicable Indenture. Bearer Securities will not be issued in exchange for Registered Securities. (Section 305)

     Debt Securities may be presented for exchange as provided above, and Registered Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indentures. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Trustee will serve initially as Security Registrar. (Section 305) If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if

Debt Securities of a series are also issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 1002)

     In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days prior to the selection of Debt Securities of that series for redemption and ending on the close of business on (A) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (B) if Debt Securities of the series are issuable as Bearer Securities, the date of the first publication of the relevant notice of redemption or, if Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption, (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part, or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption. (Section 305)

  Payment and Paying Agents

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any premium and interest on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time, in the manner indicated in such Prospectus Supplement. (Section 1002) Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender to the Paying Agent of the coupon relating to such Interest Payment Date. (Section 1001) No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to any account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal of and any premium and interest on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the Borough of Manhattan, City of New York, if (but only if) payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1002)

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any premium and interest on Registered Securities will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made by check mailed on or before the due date to the address of the Person entitled thereto as such address shall appear in the Security Register. (Sections 307, 1002) Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in an applicable Prospectus Supplement, the Trustee will act as Paying Agent for payments with respect to Debt Securities which are issuable solely as Registered Securities and the Company will maintain a Paying Agent outside the United States for payments with respect to Debt Securities (subject to limitations described above in the case of Bearer Securities) which are issuable solely as Bearer Securities or as both Registered Securities and Bearer Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer

Securities, the Company will be required to maintain (i) a Paying Agent in the Borough of Manhattan, City of New York for principal payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise), and (ii) a Paying Agent in a Place of Payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 1002)

     All moneys paid by the Company to a Paying Agent for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to the Company, and the Holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof. (Section 1003)

  Global Debt Securities

     Debt Securities of a series may be issued in whole or in part in the form of one or more global Debt Securities that will be deposited with, or on behalf of, a depository identified in the Prospectus Supplement relating to such series. Global Debt Securities may be issued in either registered or bearer form and in either temporary or permanent form. (Section 203) Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a global Debt Security may not be transferred except as a whole by the depository for such global Debt Security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee to a successor depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Debt Securities and certain limitations and restrictions relating to a series of Bearer Securities in the form of one or more global Debt Securities will be described in the Prospectus Supplement relating to such series.

  Events of Default

     Any one of the following events constitutes an Event of Default under each Indenture with respect to Debt Securities of any series: (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days;
(b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series of any Debt Securities other than that series), continued for 60 days after written notice as provided in such Indenture; (e) certain events in bankruptcy, insolvency or reorganization involving the Company and (f) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

     If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series by notice as provided in the applicable Indenture may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

     Each Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee is under no obligation to exercise any of its rights or powers under such Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 601, 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of

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

any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series; provided, however, that the Trustee is not obligated to take any action unduly prejudicial to Holders not joining in such direction or involving the Trustee in personal liability. (Section 512)

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of its obligations under each Indenture and as to any default in such performance. (Section 1006)

  Defeasance

     If so specified with respect to any particular series of Debt Securities issued under an Indenture, the Company may discharge its indebtedness and its obligations or certain of its obligations under such Indenture with respect to such series by depositing funds or obligations issued or guaranteed by the United States of America with the Trustee. (Sections 1301-1303)

     Legal Defeasance and Discharge. Each Indenture provides that, if so specified with respect to the Debt Securities of any series issued under such Indenture (other than convertible Subordinated Debt Securities), the Company (and, if applicable, the Subsidiary Guarantors) will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations relating to temporary Debt Securities and exchange of Debt Securities, registration of transfer or exchange of Debt Securities of such series, replacement of stolen, lost or mutilated Debt Securities of such series, maintenance of paying agencies to hold moneys for payment in trust and payment of additional amounts, if any, required in consequence of United States withholding taxes imposed on payments to non-United States persons) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any), and each installment of interest on, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of such Indenture and the Debt Securities of such series. (Sections 1302, 1304) Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of such Indenture there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge, and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Section 1304) In the event of any such defeasance and discharge of Debt Securities of such series, Holders of such series would be entitled to look only to such trust fund for payment of principal of and any premium and any interest on their Debt Securities until Maturity.

     Covenant Defeasance. Each Indenture also provides that, if so specified with respect to the Debt Securities of any series issued thereunder, the Company may omit to comply with certain restrictive covenants, and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any), and each installment of interest on, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of such Indenture and the Debt Securities of such series. The obligations of the Company under such Indenture and the Debt Securities of such series other than with respect to such covenants shall remain in full force and effect. (Section 1303) Such a trust may be established only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred. (Section 1304)

     Although the amount of money and U.S. Government Obligations on deposit with the Trustee would be intended to be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity, in the event the Company exercises its option to omit compliance with the covenants defeased with respect to the Debt Securities of any series as described above, and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, such amount may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. The Company shall in any event remain liable for such payments as provided in the applicable Indenture.

     Federal Income Tax Consequences. Under current United States federal income tax law, defeasance and discharge would likely be treated as a taxable exchange of Debt Securities to be defeased for an interest in the defeasance trust. As a consequence, a holder would recognize gain or loss equal to the difference between the holder's cost or other tax basis for such Debt Securities and the value of the holder's interest in the defeasance trust, and thereafter would be required to include in income the holder's share of the income, gain or loss of the defeasance trust. Under current United States federal income tax law, covenant defeasance would ordinarily not be treated as a taxable exchange of such Debt Securities.

  Meetings, Modification and Waiver

     Modifications and amendments of any Indenture may be made by the Company, the Subsidiary Guarantors and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) change the Redemption Date with respect to any Debt Security, (c) reduce the principal amount of, or premium or interest on, any Debt Security,
(d) change any obligation of the Company to pay additional amounts, (e) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (f) change the coin or currency in which any Debt Security or any premium or interest thereon is payable, (g) change the redemption right of any Holder, (h) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security or any conversion right with respect thereto, (i) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of such Indenture or for waiver of compliance with certain provisions of such Indenture or for waiver of certain defaults, (j) reduce the requirements contained in such Indenture for quorum or voting, (k) change any obligation of the Company to maintain an office or agency in the places and for the purposes required by such Indenture, (l) adversely affect the right to convert Subordinated Debt Securities, if applicable, or (m) modify any of the above provisions. (Section 902)

     The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness (as defined below under "-- Provisions Applicable Solely to Subordinated Debt Securities") then outstanding that would be adversely affected thereby. (Section 907 of the Subordinated Debt Indenture)

     The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture under which such series has been issued. (Section 1007) The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of that series, waive any past default under the applicable Indenture with respect to any Debt Securities of that series, except a default (a) in the payment of principal of, or premium, if any, or any interest on any Debt Security of such series or (b) in respect of a covenant or provision of such Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

     Each Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or are present at a meeting of the Holders for quorum purposes, (i) the principal amount of an Original Issue Discount Security that is deemed to be Outstanding will be the amount of the principal that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, and (ii) the principal amount of a Debt Security denominated in a foreign currency or currency units will be the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security, of the principal amount of such Debt Security or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent, determined on the date of original issuance of such Security, of the amount determined as provided in (i) above. (Section 101)

     Each Indenture contains provisions for convening meetings of the Holders of a series if Debt Securities of that series are issuable as Bearer Securities. (Section 1401) A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in aggregate principal amount of the Outstanding Securities of such series, in any such case upon notice given in accordance with "Notices" below. (Section 1402) Except for any consent which must be given by the Holder of each Outstanding Security affected thereby, as described above, any resolution presented at a meeting (or adjourned meeting at which a quorum is present) may be adopted by the affirmative vote of the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in aggregate principal amount of the Outstanding Securities of a series may be adopted at a meeting (or adjourned meeting duly reconvened at which a quorum is present) by the affirmative vote of the Holders of such specified percentage in aggregate principal amount of the Outstanding Securities of that series. Any resolution passed or decision taken at any meeting of Holders of any series duly held in accordance with the applicable Indenture will be binding on all Holders of that series and related coupons. The quorum at any meeting, and at any reconvened meeting, will be Persons holding or representing a majority in aggregate principal amount of the Outstanding Securities of a series. (Section 1404)

  Consolidation, Merger and Sale of Assets

     The Company, without the consent of the Holders of any of the outstanding Securities under either Indenture, may consolidate with or merge into, or convey, transfer or lease its assets substantially as an entirety to, any Person which is a corporation, partnership or trust organized and validly existing under the laws of any jurisdiction of the United States, provided that any successor Person assumes the Company's obligations on the Securities and under such Indenture, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

  Notices

     Except as otherwise provided in the Indentures, notices to Holders of Bearer Securities will be given by publication at least twice in a daily newspaper in The City of New York and in such other city or cities as may be specified in such Bearer Securities. Notices to Holders of Registered Securities will be given by mail to the addresses of such Holders as they appear in the Security Register. (Section 106)

  Title

     Title to any Bearer Securities (including Bearer Securities in permanent global form) and any coupons appertaining thereto will pass by delivery. The Company, the Trustee and any agent of the Company or the Trustee may treat the bearer of any Bearer Security and the bearer of any coupon and the registered owner of any Registered Security as the owner thereof (whether or not such Debt Security or coupon shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. (Section 308)

  Replacement of Securities and Coupons

     Any mutilated Debt Security or a Debt Security with a mutilated coupon appertaining thereto will be replaced by the Company at the expense of the Holder upon surrender of such Debt Security to the Trustee. Debt Securities or coupons that became destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of evidence of destruction, loss or theft thereof satisfactory to the Company and the Trustee; in the case of any coupon which becomes destroyed, stolen or lost, such coupon will be replaced by issuance of a new Debt Security in exchange for the Debt Security to which such coupon appertains. In the case of a destroyed, lost or stolen Debt Security or coupon, an indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Debt Security or coupon before a replacement Debt Security will be issued. (Section 306)

  Governing Law

     The Indentures, the Debt Securities and coupons and any Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York. (Section 113)

  Regarding the Trustee

     The Trustee under each Indenture is Chase Bank of Texas, National Association.

     Each Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 613) The Trustee is permitted to engage in certain other transactions; however, if it acquires any conflicting interest (as described in the Indentures), it must eliminate such conflict or resign. (Section 608)

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     Senior Debt Securities will be issued under the Senior Debt Indenture, and each series will rank pari passu as to the right of payment of principal and any premium and interest with each other series issued thereunder. (Section 301)

     If the Senior Debt Securities are issued on a senior subordinated basis, the applicable Prospectus Supplement will describe the related subordination provisions. All Senior Debt Securities, whether issued on a senior or senior subordinated basis, will be senior in right of payment to each series of Subordinated Debt Securities.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

     Subordination. The Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Debt Indenture, to all Senior Indebtedness (as defined below) of the Company. (Article Sixteen of the Subordinated Debt Indenture)

     "Senior Indebtedness" is defined in Section 101 of the Subordinated Debt Indenture as Indebtedness (as defined below) of the Company, whether outstanding on the date of the Subordinated Debt Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company, unless the instrument creating or evidencing such Indebtedness provides that such Indebtedness is not senior or superior, in right of payment, to the Subordinated Debt Securities or to other Indebtedness which is pari passu with, or subordinated to, the Subordinated Debt Securities; provided, however, that in no event shall Senior Indebtedness include (a) Indebtedness of the Company owed or owing to any Subsidiary of the Company, (b) Indebtedness to trade creditors, (c) any liability for taxes owed or owing by the Company, and (d) the Subordinated Debt Securities. "Indebtedness" is defined in Section 101 of the Subordinated

Debt Indenture as, with respect to any Person, (a) all liabilities and obligations, contingent or otherwise, of any such Person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services, except such as would constitute trade payables to trade creditors in the ordinary course of business, (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit;
(b) all obligations of such Person under Interest Swap and Hedging Obligations;
(c) all liabilities of others of the kind described in the preceding clause (a) or (b) that such Person has guaranteed or that is otherwise its legal liability and all obligations to purchase, redeem or acquire any Capital Stock; and (d) any and all deferrals, renewals, extensions, refinancings, refundings (whether direct or indirect) of any liability of the kind described in any of the preceding clause (a), (b) or (c), or this clause (d), whether or not between or among the same parties.

     The Subordinated Debt Indenture provides that no payment may be made by the Company on account of the principal of or any premium or interest on the Subordinated Debt Securities, or to acquire any of the Subordinated Debt Securities (including repurchases of Subordinated Debt Securities at the option of the Holders) for cash or property (other than Junior Securities), or on account of any redemption provisions of the Subordinated Debt Securities, (i) upon the maturity of any Senior Indebtedness of the Company by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of and any premium and interest on such Senior Indebtedness are first paid in full (or such payment is duly provided for), or (ii) in the event of default in the payment of any principal of or any premium or interest on any Senior Indebtedness when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist. (Section 1601 of the Subordinated Debt Indenture)

     Upon (i) the happening of an event of default (other than a Payment Default) that permits the holders of Senior Indebtedness or their representative immediately to accelerate its maturity and (ii) written notice of such event of default given to the Company and the Trustee by the holders of at least 25% in the aggregate principal amount outstanding of such Senior Indebtedness or their representative (a "Payment Notice"), then, unless and until such event of default has been cured or waived or otherwise has ceased to exist, no payment (by set off or otherwise) may be made by or on behalf of the Company on account of the principal of or any premium or interest on the Subordinated Debt Securities, or to acquire or repurchase any of the Subordinated Debt Securities for cash or property, or on account of any redemption provisions of the Subordinated Debt Securities, in any such case other than payments made with Junior Securities of the Company. Notwithstanding the foregoing, unless (i) the Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety within 179 days after the Payment Notice is delivered as set forth above (the "Payment Blockage Period"), and (ii) such declaration has not been rescinded or waived, at the end of the Payment Blockage Period, the Company shall be required to pay all sums not paid to the Holders of the Subordinated Debt Securities during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the Subordinated Debt Securities. Any number of Payment Notices may be given; provided, however, that (i) not more than one Payment Notice shall be given within a period of any 360 consecutive days and (ii) no event of default that existed upon the date of such Payment Notice or the commencement of such Payment Blockage Period (whether or not such event of default is on the same issue of Senior Indebtedness) shall be made the basis for the commencement of any other Payment Blockage Period. (Section 1601 of the Subordinated Debt Indenture)

     Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshaling of assets or liabilities, (i) the holders of all Senior Indebtedness will first be entitled to receive payment in full (or have such payment duly provided for) before the Holders are entitled to receive any payment on account of the principal of or any premium or interest on the Subordinated Debt Securities (other than Junior Securities) and (ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than Junior Securities) to which the Holders or the Trustee on behalf of the Holders would be entitled (by set off or otherwise), except for the subordination provisions contained in the Subordinated Debt Indenture, will be paid by the liquidating trustee or agent or other Person making such a payment or distribution directly to the holders of Senior Indebtedness or their representative to the extent necessary to make payment in full of all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. (Section 1601 of the Subordinated Debt Indenture)

     In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company (other than Junior Securities) is received by the Trustee or the Holders at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of Senior Indebtedness, and shall be paid or delivered by the Trustee or such Holders, as the case may be, to the holders of the Senior Indebtedness remaining unpaid or unprovided for or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay or to provide for the payment of all such Senior Indebtedness in full after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. (Section 1601 of the Subordinated Debt Indenture)

     No provisions contained in the Subordinated Debt Indenture or the Subordinated Debt Securities will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of and any premium and interest on the Subordinated Debt Securities as and when the same shall become due and payable. The subordination provisions of the Subordinated Debt Indenture and the Subordinated Debt Securities will not prevent the occurrence of any Event of Default under the Subordinated Debt Indenture or limit the rights of the Trustee or any Holder, subject to the three preceding paragraphs, to pursue any other rights or remedies with respect to the Subordinated Debt Securities. (Sections 501 and 1601 of the Subordinated Debt Indenture)

     The Prospectus Supplement respecting any series of Subordinated Debt Securities will set forth any subordination provisions applicable to such series in addition to or different from those described above.

     If any series of Subordinated Debt Securities is guaranteed by Subsidiary Guarantees, then, except as otherwise specified in the applicable Prospectus Supplement, the obligations of each Subsidiary Guarantor under such Subsidiary Guarantees will be subordinated to the Senior Indebtedness of such Subsidiary Guarantor to the same extent and in the same manner as the Subordinated Debt Securities are subordinated to Senior Indebtedness of the Company. (Section 1611 of the Subordinated Debt Indenture)

     By reason of such subordination, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding involving the Company or an assignment for the benefit of creditors of the Company or any of its subsidiaries or a marshaling of assets or liabilities of the Company or its subsidiaries, holders of Senior Indebtedness and holders of other obligations of the Company that are not subordinated to Senior Indebtedness may receive more, ratably, than holders of the Subordinated Debt Securities. Such subordination will not prevent the occurrence of any Default or Event of Default or limit the rights of the Trustee or any Holder, subject to the other provisions of the Indenture, to pursue any other rights or remedies with respect of the Subordinated Debt Securities.

     Conversion. The Subordinated Debt Indenture may provide for a right of conversion of Subordinated Debt Securities into Common Stock (or cash in lieu thereof). (Sections 301 and 1501 of the Subordinated Debt Indenture) The following provisions will apply to Debt Securities that are convertible Subordinated Debt Securities unless otherwise provided in the Prospectus Supplement for such Debt Securities.

     The Holder of any convertible Subordinated Debt Securities will have the right exercisable at any time prior to the close of business on the second Business Day prior to their Stated Maturity, unless previously redeemed or otherwise purchased by the Company, to convert such Subordinated Debt Securities into shares of Common Stock at the Conversion Price set forth in the Prospectus Supplement, subject to adjustment. The Holder of convertible Subordinated Debt Securities may convert any portion thereof which is $1,000 in principal amount or any integral multiple thereof. (Section 1502 of the Subordinated Debt Indenture)

     In certain events, the Conversion Price may be subject to adjustment as set forth in the applicable Prospectus Supplement for such Subordinated Debt Securities.

     Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based on the then current market price for the Common Stock. (Section 1503 of the Subordinated Debt Indenture) Upon conversion, no adjustments will be made for accrued interest or dividends, and convertible Subordinated Debt Securities surrendered for conversion between the record date for an interest payment and the Interest Payment Date (except convertible Subordinated Debt Securities called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the interest thereon which the Holder is to receive. (Section 1502 of the Subordinated Debt Indenture)

     In the case of any reclassification, consolidation or merger of the Company with or into another Person or any merger of another Person with or into the Company (with certain exceptions), or in case of any conveyance, transfer or lease of the assets of the Company substantially as an entirety, each convertible Subordinated Debt Security then outstanding will, without the consent of any Holder thereof, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, conveyance, transfer or lease by a holder of the number of shares of Common Stock into which such Subordinated Debt Security was convertible immediately prior thereto, after giving effect to any adjustment event, who failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares. (Section 1505 of the Subordinated Debt Indenture)

                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

     The Company's authorized capital stock consists of 200,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock, par value $.01 per share, each of which is described below. The summary description of the capital stock of the Company contained herein is necessarily general and reference should be made in each case to the Company's Restated Articles of Incorporation and Bylaws, which are exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Each share of Common Stock is subject to all rights, privileges, preferences and priorities of any class of preferred stock of the Company. Each share of Common Stock has an equal and ratable right to receive dividends as and when declared by the Board of Directors out of any funds of the corporation legally available for the payment thereof. The Company currently has no intention to pay dividends on the shares of Common Stock in the foreseeable future.

     In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, including any liquidation preferences payable to the holders of Preferred Stock that may at the time be outstanding.

     Each share of Common Stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of shareholders. Holders of Common Stock have no right to cumulate their vote in the election of directors.

     American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005, acts as the transfer agent and registrar of the Common Stock.

PREFERRED SHARE PURCHASE RIGHTS

     On November 8, 1996, the Board of Directors of the Company authorized the issuance of one preferred share purchase right (a "Right") for each share of Common Stock outstanding on November 20, 1996 and for each share of Common Stock issued thereafter until the Distribution Date (as defined below) or the earlier redemption or expiration of the Rights. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Junior Participating Preferred Stock, par value $.01 per share (the "Junior Preferred Shares"), of the Company, at a price of $56.00 per one one-thousandth of a Junior Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of November 15, 1996 between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), and this description of the Rights is qualified in its entirety by reference to such agreement, which is included as an exhibit to the Registration Statement of which this Prospectus is a part.

     Until the Distribution Date, the Rights will attach to all Common Stock certificates representing outstanding shares and no separate Right Certificate will be distributed. Accordingly, a Right will be issued for each share of Common Stock issued hereunder. The Rights will separate from the shares of Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Company, or (ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Voting Shares.

     Until the Distribution Date (or earlier redemption or expiration of the Rights) the Rights will be evidenced by the certificates representing such Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire on November 19, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

     If a person or group were to acquire 15% or more of the Voting Shares of the Company, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person, which would become null and void) would become a right to buy for the Purchase Price that number of shares of Common Stock (or under certain circumstances, the equivalent number of one one-thousandths of a Junior Preferred Share) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right. If the Company were acquired in a merger or other business combination transaction or assets constituting more than 50% of its consolidated assets or producing more than 50% of its earning power or cash flow were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

     The dividend and liquidation rights, and the non-redemption feature, of the Junior Preferred Shares are designed so that the value of one one-thousandth of a Junior Preferred Share purchasable upon exercise of each Right will approximate the value of one Common Stock. The Junior Preferred Shares issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of the Company's preferred stock. Each whole Junior Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $1.00 in cash, or (ii) in the aggregate, 1,000 times the dividend declared on the shares of Common Stock. In the event of liquidation, the holders of the Junior Preferred Shares will be entitled to receive a preferential liquidation payment equal to the greater of (i) $1,000 per share, or (ii) in the aggregate, 1,000 times the payment made on the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash or other property, each whole Junior Preferred Share will be entitled to receive 1,000 times the amount received per Common Stock. Each whole Junior Preferred Share will be entitled to 1,000 votes on all matters submitted to a vote of the stockholders of the Company, and Junior Preferred Shares will generally vote together as one class with the Common Stock and any other capital stock on all matters submitted to a vote of shareholders of the Company.

     If required, the offer and sale of the Junior Preferred Shares issuable upon exercise of the Rights will be registered under the Securities Act at such time as the Rights become exercisable.

     The number of one one-thousandths of a Junior Preferred Share or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution. The number of outstanding Rights and the number of one one-thousandths of a Junior Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the shares of Common Stock or a stock dividend on the shares of Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Voting Shares of the Company and before the acquisition by a person or group of 50% or more of the outstanding Voting Shares of the Company, the Board of Directors may, at its option, issue shares of Common Stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of Common Stock (or one one-thousandth of a Junior Preferred Share) for each two shares of Common Stock for which each Right is then exercisable, subject to adjustment.

     At any time prior to the first public announcement that a person or group has become the beneficial owner of 15% or more of the outstanding Voting Shares, the Board of Directors of the Company may redeem all but not less than all the then outstanding Rights at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become the beneficial owner of 15% or more of the outstanding Voting Shares, no such amendment may materially and adversely affect the interests of the holders of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not determined by the Board of Directors to be in the best interests of all shareholders. The Rights will not interfere with a merger or other business combination approved by the Board of Directors, prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Stock, since the Rights may be redeemed by the Company prior to that time.

PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which an applicable Prospectus Supplement may relate. Certain other terms of any series of Preferred Stock offered by an applicable Prospectus Supplement will be specified in such Prospectus Supplement. If so specified in the applicable Prospectus Supplement, the terms of any series of Preferred Stock may differ from the terms set forth below. The description of the terms of the Preferred Stock set forth below and in an applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Statement of Resolution relating to the applicable series of Preferred Stock, which will be filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus forms a part.

     General. The Preferred Stock may be divided into and issued in one or more series, each series to be so designated as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors is vested with the authority to establish and designate such series from time to time, and within the limitations prescribed by law or set forth in the Company's Restated Articles of Incorporation, to fix and determine the number, preferences, limitations and relative rights, including voting rights, of the authorized shares within each such series; provided, however, that the Board of Directors may not decrease the number of shares within a series below the number of shares within such series that is then issued. The Board of Directors shall exercise such authority by the adoption of a resolution or resolutions as prescribed by law.

     The terms of any series of Preferred Stock may be amended without the consent of the holders of any other series of Preferred Stock or of any class of junior stock, provided such amendment does not adversely affect the holders of such other series of Preferred Stock or class of junior stock. Shares of any class of Preferred Stock which have been issued and reacquired in any manner and are not held as treasury shares, including shares redeemed by purchase (whether through the operation of a retirement or sinking fund or otherwise), will have the status of authorized and unissued Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reclassified into and reissued as part of a new series.

     No shares of Preferred Stock are, as of the date of this Prospectus, issued or outstanding, although the Company has issued Rights to purchase Junior Preferred Shares as described above under "-- Preferred Share Purchase Rights." It is not possible to state the actual effect of the authorization and issuance of a new series of Preferred Stock upon the rights of holders of the Common Stock and other series of Preferred Stock unless and until the Board of Directors determines the attributes of such new series of Preferred Stock and the specific rights of its holders. Such effects might include, however, (i) restrictions on dividends on Common Stock and other series of Preferred Stock if dividends on such new series of Preferred Stock have not been paid; (ii) dilution of the voting power of Common Stock and other series of Preferred Stock to the extent that such new series of Preferred Stock has voting rights, or to the extent that any such new series of Preferred Stock is convertible into Common Stock; (iii) dilution of the equity interest of Common Stock and other series of Preferred Stock; and (iv) limitation on the right of holders of Common Stock and other series of Preferred Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference attributable to such new series of Preferred Stock. While the ability of the Company to issue Preferred Stock provides flexibility in connection with possible acquisitions and other corporate purposes, its issuance could be used to impede an attempt by a third party to acquire a majority of the outstanding voting stock of the Company.

     The Preferred Stock will have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation of such Preferred Stock, the number of shares offered and the liquidation value thereof; (ii) the price at which such Preferred Stock will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable, whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate; (iv) the liquidation preference thereof; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange provisions of such Preferred Stock; and (vii) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, limitations and restrictions of such Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of the Preferred Stock, if any. Holders of Preferred Stock will have no preemptive rights to subscribe for or purchase shares of capital stock.

     Dividend Rights. Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors or a duly authorized committee thereof. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company shall have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period.

     Unless otherwise indicated in an applicable Prospectus Supplement, all series of Preferred Stock will be senior in right as to dividends and in liquidation to the Common Stock and any other class of stock of the Company ranking junior to the Preferred Stock.

     Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to such series of the Preferred Stock upon liquidation, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock plus an amount equal to accrued and unpaid dividends for the then-current dividend period and, if such series of the Preferred Stock is cumulative, for all dividend periods prior thereto. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or substantially all the property or business of the Company nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of the Company.

     Redemption. A series of the Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such series of Preferred Stock that will be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash, capital stock or in cash received from the net proceeds of the issuance of capital stock of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     If fewer than all the outstanding shares of any series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the selection of the shares to be redeemed will be determined by lot or pro rata as may be determined by the Board of Directors or a duly authorized committee thereof, or by any other method which may be determined by the Board of Directors or such committee to be equitable. From and after the date of redemption (unless default shall be made by the Company in providing for the payment of the redemption price), dividends shall cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price) shall cease.

     In the event that full dividends, including accumulations in the case of cumulative Preferred Stock, on any series of the Preferred Stock have not been paid, such series of the Preferred Stock may not be redeemed in part and the Company may not purchase or acquire any shares of such series of the Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of such series of the Preferred Stock.

     Conversion or Exchange Rights. The Prospectus Supplement for any series of the Preferred Stock will state the terms, if any, on which shares of such series are convertible into, or exchangeable for, securities of the Company or another person.

     Voting Rights. Unless otherwise determined by the Board of Directors and indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, the holders of the Preferred Stock will not be entitled to vote, except as expressly required by applicable law. In the event the Company issues share of any series of Preferred Stock with voting rights, including any voting rights in the case of dividend arrearages, unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. In the case of any series of Preferred Stock having one vote per share on matters on which holders of such series are entitled to vote, the voting power of such series, on matters on which holders of such series and holders of other series of preferred stock are entitled to vote as a single class, will depend on the number of shares in such series, not on the aggregate liquidation preference or initial offering price of the shares of such series of Preferred Stock.

     Conditions and Restrictions Upon the Company. The Prospectus Supplement relating to a series of the Preferred Stock will describe any conditions or restrictions upon the Company which are for the benefit of such series, including restrictions upon the creation of debt or other series of Preferred Stock; payment of dividends; or distributions, acquisitions or redemptions of shares ranking junior to such series.

VOTING

     The Company's Restated Articles of Incorporation provide that (a) action may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall have been signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting of the shareholders, and (b) the vote required to approve a merger, share exchange, certain sales of assets, charter amendment or dissolution involving the Company shall be a majority of each outstanding class of capital stock entitled to vote thereon.

NO PREEMPTIVE RIGHTS

     No holder of shares of the Company, including shares of Common Stock or Preferred Stock, shall have any preemptive right or other right to purchase or subscribe for or receive any shares of any class, or series thereof, of stock of the Company, whether now or hereafter authorized, or any warrants, options, bonds, debentures or other securities convertible into, exchangeable for or carrying any right to purchase any shares of any class, or series thereof, of stock.

BUSINESS COMBINATION LAW

     The Company is subject to Part Thirteen of the Texas Business Corporation Act, known as the "Business Combination Law," which became effective September 1, 1997. In general, the Business Combination Law prevents an "affiliated shareholder" (or its affiliates or associates) from entering into or engaging in a "business combination" with an "issuing public corporation" during the three-year period immediately following the date on which the affiliated shareholder became an affiliated shareholder, unless (a) before the date such person became an affiliated shareholder, the board of directors of the issuing public corporation approves the business combination or the acquisition of shares that caused the affiliated shareholder to become an affiliated shareholder, or (b) not less than six months after the date such person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates. For the purposes of the foregoing, "affiliated shareholder" is defined generally as a person that is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares; "business combination" is defined generally to include (i) mergers, share exchanges or conversions involving the affiliated shareholder, (ii) dispositions of assets involving the affiliated shareholder having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation, (iii) certain issuances or transfers of securities by the corporation to the affiliated shareholder other than on a pro rata basis, (iv) certain plans or agreements relating to a liquidation or dissolution of the corporation involving an affiliated shareholder, (v) certain reclassifications, recapitalizations, distributions or other transactions that would have the effect of increasing the affiliated shareholder's percentage ownership of the corporation and (vi) the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation; and "issuing public corporation" is generally defined to include most publicly held Texas corporations, including the Company.

FOREIGN OWNERSHIP

     The Restated Articles of Incorporation of the Company contain provisions limiting foreign ownership of the capital stock of the Company. These provisions were originally intended to, among other things, protect the Company's ability to be deemed a United States citizen under Section 2 ("U.S. citizen") of the Shipping Act, 1916, as amended (the "Shipping Act") which allowed the Company to avail itself of certain types of U.S. government guaranteed financings previously available only for U.S. flag vessels owned by U.S. citizens. Although being a U.S. citizen is not currently necessary to obtain such financings, the ability to be a U.S. citizen may be beneficial in the future should the Company desire to obtain certain types of U.S. flag vessels. One of the conditions that must be satisfied in order that a corporation may be deemed to be a U.S. citizen is that a controlling interest therein is owned by citizens of the United States. Thus, a transfer of Common Stock which would result in more than 50% of the outstanding Common Stock being held by non-U.S. citizens would cause the Company to then be ineligible to be a U.S. citizen. Under the provisions of the Company's Restated Articles of Incorporation, (i) shares of any class of capital stock of the Company are not issuable to and are not registrable upon transfer in the name of any person who cannot demonstrate to the satisfaction of the Company that such person is a U.S. citizen and is not holding such shares for the account of any non-U.S. citizen, if as a result of such issuance or registration of transfer the percentage of such class owned by non-U.S. citizens would exceed a fixed percentage (the "Permitted Percentage"), which is equal to 2% less than the percentage that would prevent the Company from being a U.S. citizen (currently 50%, thus resulting in a Permitted Percentage of 48%), and any such transfer shall be void and ineffective as against the Company, and (ii) if at any time non-U.S. ownership of any such class (either record or beneficial) exceeds the Permitted Percentage, the Company may withhold payment of dividends on such shares deemed to be in excess of the Permitted Percentage and may suspend the voting rights of such shares. The Company's Restated Articles of

Incorporation do not prohibit transfers that would result in the Company's being ineligible to engage in coastwise trade.

     In addition to the foregoing, Section 9 of the Shipping Act provides that a controlling interest in the Company may not be acquired by a non-U.S. citizen without the consent of the U.S. Secretary of Transportation, acting through the United States Maritime Administration ("MARAD"). Notwithstanding the provisions of Section 9, current MARAD regulations authorize the transfer of a controlling interest in a company as long as the United States is not at war, the transferee is not a national of a country to which the transfer would be contrary to the foreign policy of the United States and the Company's U.S. flag vessels remain documented under the U.S. flag after the transfer. In the absence of MARAD consent (either by the current regulations or otherwise) the transfer of a controlling interest in the Company to non-U.S. citizens would enable MARAD to exercise various remedies under the Shipping Act including seizure of vessels, civil penalties and, in certain cases, criminal penalties.

     Certificates representing the capital stock of the Company bear legends concerning the restrictions on non-U.S. ownership. In addition, the Board of Directors is authorized to adopt a bylaw provision for the establishment of a dual stock certificate systems under which different forms of certificates may be used to indicate whether or not the owner thereof is a U.S. citizen. To date, the Board of Directors has not deemed it necessary to adopt such a system.

     The restrictions imposed by the Company's Restated Articles of Incorporation may at times preclude U.S. citizens from transferring their shares of Common Stock to non-U.S. citizens. This may restrict the available market for resales of shares of Common Stock and for the issuance of shares by the Company.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Common Stock. Warrants may be issued independently or together with Debt Securities, Preferred Stock or Common Stock offered by any Prospectus Supplement and may be attached to or separate from any such offered Securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of the Company in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants. The following summary of certain provisions of the Warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Warrant Agreements.

     Reference is made to the Prospectus Supplement relating to the particular issue of Warrants offered thereby for the terms of such Warrants, including, where applicable: (i) the number of shares of Common Stock purchasable upon the exercise of Warrants and the price at which such number of shares of Common Stock may be purchased upon such exercise; (ii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (iii) United States Federal income tax consequences applicable to such Warrants; and (iv) any other terms of such Warrants. Warrants will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only. The exercise price for Warrants will be subject to adjustment in accordance with the applicable Prospectus Supplement.

     Each Warrant will entitle the holder thereof to purchase such number of shares of Common Stock at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such Prospectus Supplement. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants will become void. The place or places where, and the manner in which, Warrants may be exercised shall be specified in the Prospectus Supplement relating to such Warrants.

     Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of Common Stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Common Stock purchasable upon such exercise, or to exercise any applicable right to vote.

                              PLAN OF DISTRIBUTION

GENERAL

     The Company may sell Securities to or through underwriters or dealers, and also may sell Securities directly to one or more other purchasers or through agents. The Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Offered Securities and any applicable commissions or discounts.

     Underwriters, dealers or agents may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the Securities, underwriters or agents may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters or agents may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

     The Securities (other than the Common Stock), when first issued, will have no established trading market. Any underwriters or agents to or through whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Securities.

     Any underwriters, dealers or agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "1933 Act"). Underwriters, dealers or agents may be entitled, under agreements entered into with the Company, to indemnification against or contribution toward certain civil liabilities, including liabilities under the 1933 Act.

                                 LEGAL MATTERS

     Unless otherwise specified in a Prospectus Supplement relating to particular Securities, certain legal matters with respect to the validity of the Securities will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended March 31, 1998 and 1997, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarter ended March 31, 1998, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

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                                5,000,000 SHARES

                        MARINE DRILLING COMPANIES, INC.

                                  COMMON STOCK

                        [MARINE DRILLING COMPANIES LOGO]

                                  ------------

                             PROSPECTUS SUPPLEMENT
                                          , 1999
                   (including Prospectus dated June 19, 1998)

                                  ------------

                              SALOMON SMITH BARNEY
                           CREDIT SUISSE FIRST BOSTON
                              ABN AMRO ROTHSCHILD
                       A DIVISION OF ABN AMRO INCORPORATED

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